Form 20-F
SPORTECH PLC
filed 2003-11-12
CIK 703914

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION
12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[  ] TRANSITION REPORT PURSUANT TO SECTION
13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934

For the transition period from ______ to ______

Commission file number 000-13259

SPORTECH PLC
(Exact name of registrant as specified in its charter)
Scotland
(Jurisdiction of incorporation or organization)
Sportech House, Enterprise Way, Wavertree Technology Park,
Liverpool, L13 1FB, England

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depository Shares, each representing 1 Ordinary Share of 5p	Non-NASDAQ OTC
Ordinary Shares of 5p each*	Non-NASDAQ OTC

* - Not for trading, but only in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 5p each (fully paid)        592,074,138

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X      No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18

Index

Introductory Note

2

Part I

Item 1:

Identity Of Directors, Senior Management And Advisers

3

Item 2:

Offer Statistics And Expected Timetable

3

Item 3:

Key Information

3

Item 4:

Information On The Company

8

Item 5:

Operating And Financial Review And Prospects

16

Item 6:

Directors, Senior Management And Employees

27

Item 7:

Major Shareholders And Related Party Transactions

33

Item 8:

Financial Information

33

Item 9:

The Offer And Listing

34

Item 10:

Additional Information

35

Item 11:

Quantitative And Qualitative Disclosures About Market Risk

40

Item 12:

Description Of Securities Other Than Equity Securities

41

Part II

Item 13:

Defaults, Dividend Arrearages And Delinquencies

41

Item 14:

Material Modifications To The Rights Of Security Holders And Use Of Proceeds

41

Item 15:

Controls And Procedures

41

Item 16A:

Reserved

41

Item 16B:

Reserved

41

Item 16C:

Principal Accountant Fees And Services

41

Part III

Item 17:

Financial Statements

41

Item 18:

Financial Statements

41

Item 19:

Exhibits

42

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Introductory Note

Unless the context indicates otherwise, the "Company," and "Sportech” refer to Sportech PLC and its subsidiaries. “Littlewoods Gaming” (formerly “Littlewoods Leisure”) refers to Littlewoods Promotions Limited, Littlewoods Lotteries Limited, their respective subsidiaries and, after 4 September 2000, Littlewoods Isle of Man Limited.

Sportech publishes its financial statements expressed in United Kingdom ("UK") pounds Sterling. In this document references to "US Dollars", "US $", or "$" are to United States ("US") Dollars, references to "pounds Sterling", "Sterling" or "£" and "pence" or "p" are to UK currency. For historical information regarding rates of exchange between US Dollars and pounds Sterling, see “Exchange rates” within “Item 3A – Selected Financial Data”.

Cash dividends paid by Sportech will be in pounds Sterling, and exchange rate fluctuations will affect the US Dollar amounts received by holders of American Depositary Receipts ("ADRs") on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds Sterling and the US Dollar will affect the US Dollar equivalent of the pounds Sterling price of the ordinary shares of the Company (the "Ordinary Shares") on the London Stock Exchange, and, as a result, are likely to affect the market price of the ADRs.

The Company's fiscal year ends on December 31 of each year, and references herein to "fiscal year" are to the year ended December 31 of the year specified.

Certain information included with this document is forward-looking and involves risks and uncertainties that could result in actual results differing materially from those expressed or implied by the forward looking statements.  Forward-looking statements included in this document and in documents incorporated herein by reference generally may be identified by, the words "expects", "plans", "anticipates", "intends", and similar expressions that indicate the statement addresses the future. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations. All forward-looking statements in this report are based upon information available to the Company on the date of this report. Sportech undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the Company’s future operations or results. Some factors that could significantly impact revenues, expenses, capital expenditures, cash flows and margins include customer demand and other commodity costs, actions of the UK and other governments, inflation, the general economic environment, the ability to reach labour and wage agreements and other items discussed herein, including those discussed in "Item 3D - Risk Factors".

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 1. Identity Of Directors, Senior Management And Advisers - Not Applicable.

Item 2. Offer Statistics And Expected Timetable - Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets out selected historical statement of income data, supplemental financial data and balance sheet data. These are derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements and Notes thereto included elsewhere in this Annual Report.  The Company prepares its Financial Statements in accordance with UK GAAP which differ in certain significant respects from US GAAP.  A description of the significant differences and reconciliations of net income/(loss) and shareholders’ equity are set forth in Note 32 to the Financial Statements on pages F-34 to F-43. All relevant comparative figures for the years 1998 to 2001 have been restated for the adoption of FRS 19 “Deferred Tax”. For further details refer to note 3 in “Item 17. Financial Statements”.

Income Statement Data	Year to 30 September 1998	Year to 30 September 1999	Three Months to 31 December 1999	Year to 31 December 2000	Year to 31 December 2001	Year to 31 December 2002
	(restated*)	(restated*)	(restated*)	(restated*)	(restated*)
	£m	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP:
Group turnover	0.1	-	-	63.0	183.3	195.3
Cost of sales	(1.0)	(0.6)	(0.3)	(46.9)	(129.3)	(139.4)
Net operating (expenses)/income	0.9	(0.6)	(0.4)	10.3	(45.4)	(44.5)

Operating profit/(loss)	-	(1.2)	(0.7)	26.4	8.6	11.4

Discount on redemption of loan stock	-	-	-	3.9	-	-
Profit on sale of tangible fixed assets	-	-	-	-	-	1.4
Net interest income payable and similar items	-	-	-	(2.9)	(9.2)	(8.2)

Profit/(loss) on ordinary activities before taxation	-	(1.2)	(0.7)	27.4	(0.6)	4.6
Tax on profit/(loss) on ordinary activities	-	-	-	(2.9)	(2.1)	(1.7)

Retained profit/(loss) for the financial period	-	(1.2)	(0.7)	24.5	(2.7)	2.9

Weighted average number of ordinary shares (‘000s)	254,275	254,275	254,275	471,148	592,074	592,074
Net income/(loss) per ordinary share – basic & diluted	-	(0.4)p	(0.3)p	5.2p	(0.5)p	0.5p

* - The Company has adopted FRS 19 ‘Deferred Tax’ in the year.  Accordingly, full provision has been made for deferred tax under UK GAAP.  Corresponding figures for prior periods have been adjusted to reflect this change in accounting policy.  A summary of the effect of this change can be found in note 3 to the Financial Statements.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Selected Financial Data (continued)

Income Statement Data	Year to 30 September 1998	Year to 30 September 1999	Three Months to 31 December 1999	Year to 31 December 2000	Year to 31 December 2001	Year to 31 December 2002
	£m	£m	£m	£m	£m	£m
Amounts in accordance with US GAAP:
Group turnover	0.1	-	-	63.0	183.3	195.3
Cost of sales	(1.0)	(0.6)	(0.3)	(46.9)	(129.3)	(139.4)
Net operating (expenses)/income	0.9	(0.6)	(0.4)	10.3	(45.4)	(36.4)

Operating profit/(loss)	-	(1.2)	(0.7)	26.4	8.6	19.5

Discount on redemption of loan stock	-	-	-	3.9	-	-
Profit on sale of tangible fixed assets	-	-	-	-	-	1.4
Net interest income payable and similar items	-	-	-	(2.9)	(9.7)	(8.4)

Profit/(loss) on ordinary activities before taxation	-	(1.2)	(0.7)	27.4	(1.1)	12.5
Tax on profit/(loss) on ordinary activities	-	-	-	(2.9)	(2.0)	(1.6)

Retained profit/(loss) for the financial period	-	(1.2)	(0.7)	24.5	(3.1)	10.9

Weighted average number of ordinary shares (‘000s)	254,275	254,275	254,275	471,148	592,074	592,074
Net income/(loss) per ordinary share – basic & diluted	-	(0.4)p	(0.3)p	4.3p	(0.5)p	1.8p

* - The Company adopted FAS 142 during the year, thus not amortising goodwill under US GAAP.  No restatement of prior years is necessary following adoption of FAS 142.  The amortisation of goodwill was £8.9m in 2001, £2.8m in 2000 and £nil in earlier years.  The goodwill balance as at 31 December 2002 was £154.3m.  See note 32(f) to the Financial Statements on page F-38.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Selected Financial Data (continued)

Balance Sheet Data	At 30 September 1998	At 30 September 1999	At 31 December 1999	At 31 December 2000	At 31 December 2001	At 31 December 2002
	(restated)	(restated)	(restated)	(restated)	(restated)
	£m	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP:
Total assets	0.2	0.2	0.2	206.8	189.4	179.0
Net assets/(liabilities)	(19.2)	(20.4)	(21.1)	31.3	28.6	31.5
Share capital	13.6	13.6	13.6	30.5	30.5	29.6

Amounts in accordance with US GAAP:
Total assets	0.2	0.2	0.2	206.8	190.3	186.6
Net assets/(liabilities)	(19.2)	(20.4)	(21.1)	31.3	28.2	39.1
Capital stock	13.6	13.6	13.6	30.5	30.5	29.6

Total shareholders’ funds/(deficit):
As reported under UK GAAP:	(19.2)	(20.4)	(21.1)	31.3	28.6	31.5
As reported under US GAAP:	(19.2)	(20.4)	(21.1)	31.3	28.2	39.1

The Company has not paid cash dividends in the five year period for which financial information is presented above.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Selected Financial Data (continued)

Exchange Rates

The Noon Buying Rate expressed in US Dollars to pounds Sterling as of September 29, 2003 was $1.66.  The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US Dollars to pound sterling.

Year Ended	End rate	Average rate	High	Low
30 September 1998	1.70	1.66	1.71	1.61
30 September 1999	1.65	1.63	1.68	1.55
1 October – 31 December 1999	1.62	1.61	1.65	1.58
31 December 2000	1.49	1.51	1.62	1.42
31 December 2001	1.45	1.44	1.51	1.37
31 December 2002	1.61	1.50	1.61	1.41

Month
March 2003	----	----	1.61	1.56
April 2003	----	----	1.60	1.55
May 2003	----	----	1.65	1.59
June 2003	----	----	1.69	1.63
July 2003	----	----	1.67	1.58
August 2003	----	----	1.62	1.57

Source : The Bank of England

B. Capitalization And Indebtedness – Not Applicable.

C. Reasons For The Offer And Use Of Proceeds – Not Applicable.

D. Risk Factors

This section describes some of the risks that could affect the Company’s business and results of operations.  These factors should be considered in connection with any forward looking statements contained in this report and the cautionary statement contained in the “Introductory Note”.

The Company’s businesses are highly competitive and have experienced, and the Company expects will continue to experience, significant changes.  In addition, the Company’s future performance is subject to a variety of factors over which it has little or no control, including indebtedness / liquidity risk, adverse governmental regulation, competition and adverse changes in economic conditions.  There may be other risks that the Company has not identified that could have a material adverse effect on the Company’s business, revenues, operating income, net assets and liquidity and capital resources.

Substantial indebtedness / liquidity risk

The Company has incurred significant indebtedness and may incur additional indebtedness in the future. The Company’s indebtedness may restrict the Company's liquidity with respect to working capital, requisitions, new product developments or other purposes.  For more information on the Company's debts, see Notes 19 and 20 to the Financial Statements which are incorporated herein by reference, and also the schedule of significant contractual commitments discussed in “Item 5B - Liquidity and Capital Resources”.

Interest rate risk

All of the Company's debts have floating interest rates (though a significant portion is subject to an interest rate cap).  Although the Company expects to have sufficient working capital, interest rate volatility may nevertheless affect the Company's operations and financial results. For more information on the Company’s interest rates, please see Note 21 to the Financial Statements which is incorporated herein by reference.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

D. Risk Factors (continued)

Government regulation

The Company’s operations are subject to a high degree of UK regulations covering most aspects of its gaming, football pools, sports betting and lottery businesses.  Future operating and financial results may vary based upon the effects of such regulation, including the granting, timing and renewal of permits needed to operate the Company’s gaming, football pools, sports betting and lottery businesses, and the cost associated with such permits and regulations.

The consequences for the UK gambling industry and government taxation revenues as gamblers decide to move offshore have been recognised in the recently announced review of gambling legislation, which has been asked to examine internet gambling.  Whilst therefore it is probable that legislation will be brought in to regulate internet gaming, it is premature to speculate on its likely form. However, there can be no assurances that the ultimate form of such legislation would not have an adverse effect on the Company’s financial and operating results.

Competition

Most of the markets in which the Company operates are highly competitive.  The Company faces competition from other competing companies and the United Kingdom national lottery.  The Company’s pricing decisions are affected by many factors, including competition from other companies, some of which may have greater financial resources or economies of scale.  This may cause the Company’s operations and financial results to vary from period to period.

Economic and other conditions

The demand for the Company’s businesses and, accordingly, the Company’s operating and financial results may be affected by changes in local, regional, and national economic, political and other conditions.  Significant and prolonged downturns in economic conditions would be likely to have an adverse effect on the Company. In addition, other demand-related factors such as war, political instability (or the threat thereof) or the continuation or escalation of terrorist activities could have an adverse effect on the Company’s financial results and operations.

Geographic and business concentration

The Company operates almost exclusively within the United Kingdom and expects that a large portion of its profits, for the financial year ended 31 December 2003 at least, will be generated by one business stream, football pools. Any significant decline in the performance of this business stream could have a material adverse effect on the financial results of the Company.

Risks relating to current and future operations

Although the Company’s revenues have increased in recent quarters, and it has moved into profit, there can be no assurance with respect to the Company’s future operations and financial results.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 4. Information On The Company

A. History And Development Of The Company

General

Until 4 September 2000, the business of the Company was the licensing and exploitation of its patents covering disk drive technology.  The principal objective of the Company was to collect royalties from third parties on the manufacture and sale of disk drives in respect of which the Company holds patents registered in the United States, Canada and certain major Western European countries.

On 4 September 2000, Sportech acquired Littlewoods Gaming (formerly Littlewoods Leisure), which comprised the football pools, fixed odds betting and charity lottery management businesses of The Littlewoods Organisation PLC. Consequent to this acquisition the focus of the business has changed to that sector and the Company changed its name from Rodime PLC to Sportech PLC at that time.

Additionally, the Company intends in the future to seek new opportunities to increase shareholder value through strategies involving acquisitions as well as management and development of existing business streams.

Sportech PLC was incorporated in Scotland on August 17, 1979 and commenced business in October 1980.  Its head office was located at 4 Heriot Row, Edinburgh, EH3 6HU, Scotland until December 2000. From January 2001 to May 2002 its head office was located at Walton Hall Avenue, Liverpool, L67 1AA, England, and since May 2002 its head office is located at 2 Enterprise Way, Wavertree Technology Park, Liverpool L13 1FB (telephone number 0044-151-525-3677).  The Company's registered office is at 249 West George Street, Glasgow, G2 4RB, Scotland, and its registered number is 69140.  Sportech PLC is a going concern.  The name and address of the Company’s US agent is Bank of New York Company Inc., 1, Wall Street, New York, N.Y. 10286.

Historical Summary

Through to August 1991 the Company’s business was the development, manufacture and marketing of high performance magnetic rigid disk drives.  For a number of years prior to 1991 the Company incurred operating losses.  Economic and industry conditions made it unlikely that the Company would achieve a return to profitability.  Consolidation took place within the industry and many smaller manufacturers ceased trading.  This resulted in the disk drive manufacturing industry becoming dominated by a few large companies, many of which had significantly greater financial resources and economies of scale than the Company.

In March 1991 the Directors reported that, because of the problems noted above, the Company had exhausted much of its working capital and would not be able to continue in the disk drive industry unless it could find a partner to share the risks associated with manufacturing.  Shareholders were also advised that the Company was actively seeking potential joint venture manufacturing partners but that the outcome was uncertain.  By August 1991 the Company had been unable to conclude any arrangement with joint venture parties and these factors led the Directors to conclude that it was not feasible in the long term to continue the manufacture and sale of disk drives. Subsequently, the Company's manufacturing operations in Singapore were sold to Myrica Technology Inc, and the Company's subsidiaries (Rodime Europe Limited, Rodime Singapore Pte Limited and Rodime Inc) were liquidated. Although the Company sold its manufacturing operations, the Company continued to seek revenue from its remaining assets, primarily patents covering its disk drive technology.  In some cases, the Company deemed it necessary to file lawsuits for patent infringement against certain parties. The most significant lawsuit was filed against Seagate Technology Inc. in 1992.  In 2000, Seagate paid to Rodime a settlement fee equal to $45m (£27.8m) in satisfaction of all claims raised in the lawsuit.

Acquisition of Littlewoods Gaming (formerly Littlewoods Leisure)

Following the successful settlement of the Company’s legal action against Seagate and the redemption of outstanding loan stock, the Company embarked on a search for potential added value acquisition opportunities. This search culminated in the purchase on 4 September 2000 of Littlewoods Gaming (formerly Littlewoods Leisure) for £162.5m and the renaming of the Company from Rodime PLC to Sportech PLC. Now the core business of the Company, Littlewoods Gaming (formerly Littlewoods Leisure) is the foremost UK provider of gaming products direct to customers in their homes.  Littlewoods Gaming (formerly Littlewoods Leisure) has a brand which is synonymous with football (i.e. soccer) in the UK and the Company expects that this brand will be well placed to take advantage of high growth opportunities particularly through new media channels. The Company also retains a portfolio of disk drive related patents from which it will seek to derive further value.   The purchase of Littlewoods Gaming (formerly Littlewoods Leisure) was financed by the issue of new ordinary shares raising £28.7m and by the draw down of long term loans totalling £140.0m. As part of the process of raising this new ordinary share capital the Bank of Scotland’s holding was reduced from 49.7% to 28.4% of the enlarged capital of the Company. The Bank of Scotland is one of the Company’s most significant shareholders and is its most significant lender.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. History And Development Of The Company (continued)

Acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) (continued)

The financial reporting period of the Company was also reviewed at the time of the acquisition, and the financial reporting date was amended from 30 September to 31 December.

The Company believes it has made excellent progress in integrating the Littlewoods Gaming (formerly Littlewoods Leisure) business, and is confident that with a clear strategy now in place, further progress in the business of Littlewoods Gaming will be achieved.

Disposal of Technology Patents Business

On 1 July 2003, the Company sold its remaining patents business for $1.5m to a company based in the US.  This resulted in a profit after disposal costs of £0.6m.

Capital Expenditures and Divestitures

See “Item 5B – Liquidity and Capital Resources”.

B. Business Overview

Principal activities and markets

Until September 2000 and the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company's principal activity was the exploitation through licensing and litigation of its pioneering patents relating to 3½ inch disk drive technology.  In addition to the two U.S. patents (the '988 and '383 patents) formed the basis of the Company's original patent licensing and litigation program, the Company holds and maintains several patents relating to disk drive and other storage system technology which should have broader application than the '988 and '383 patents.

The Company's patents principally cover certain hard disk drives which are either manufactured or sold in or into the United States, Canada and certain major Western European countries.  For more information on the Company’s patents, see "Patents and Licences" below.

The Company's patent licensing and exploitation activity has in years prior to 1999 generated revenue from three types of licences:

(a)

fully paid up agreements whereby a lump sum payment by the licensee extinguishes liability for both past and future patent infringement;

(b)

running royalty agreements whereby the licensee agrees to pay Sportech a percentage of past and future revenue from infringing disk drives sold and/or manufactured in the United States; and

(c)

release agreements whereby the licensee pays a lump sum for prior infringement when no ongoing licence is required in the future.

The Company’s most significant patent infringement suit was against Seagate Technology Inc ("Seagate") (see Note 29 to the Financial Statements).  After more than seven years of litigation, the case was finally settled in January 2000 by the payment of £27.8m million from Seagate to the Company, in full and final settlement of the Company’s claims, without admission of liability by either party.

There remain around 20 patents owned by the Company, principally relating to disk drive and storage access technologies.

During the financial year ending 31 December 2001, the Company had entered into an agreement granting an exclusive licence to QED Intellectual Property Limited in respect of all patents held by the Company involving disk drive technology. The agreement empowered QED to exploit these intellectual property rights world wide to the mutual benefit of the parties until expiry of each patent. Their fees were linked to the amount of revenue generated. The agreement was performance related and the contract was terminated in June 2002.

On 1 July 2003, the Company sold its remaining patents business for $1.5m to a company based in the US.  This resulted in a profit after disposal costs of £0.6m.

Since the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company’s principal activity is now Gaming consisting of Football Pools, Games & Lotteries, Sports Betting and Interactive.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Business Overview (continued)

Football Pools

Littlewoods Pools is the leading football (i.e. soccer) pools promoter in the United Kingdom and has been trading for nearly 80 years.  Football pools are a competition in which players select a minimum of 10 football matches from a list of 49 and score points based on the matches results.  The prize fund is determined by the value of entry fees less taxes and administration expenses, and this prize fund is divided amongst the winning players.

In the period since acquisition, the football pools business has remained profitable and cash generative, despite a continuing decline in sales revenue of around 15% year on year. The way in which the game is played and the distribution efficiency have changed significantly since 1994 when virtually all entries were paper coupons, to today, with over 68% of football pools entries now gathered by telephone and electronically, including portable "pools card" terminals. Not only do these methods make the football pools quick and easy to play, but they completely eliminate all paper processing. This changing collection profile, together with increased automation in the processing and marking systems, has helped reduce costs and maintain operating profitability.

During the year, the Company purchased the pools business of a small competitor, Zetters, thus increasing further its leading position in the market.

With respect to business development, there is significant potential to improve the image and appeal to the large number of younger football enthusiasts who do not currently play. There is obviously a huge overseas interest in UK football, which at present is largely untapped. For example, despite the relatively recent availability of the football pools over the internet it has already attracted players from over 55 countries.

In 2002, new technology was introduced for the marking of football pools coupons.  This technology is less labour and space intensive than the technology it replaced.  The smaller scale of new coupon processing equipment enabled processing to be concentrated in one of two pools processing buildings.  The surplus land and building were sold for redevelopment generating proceeds of £2.0m and realising an exceptional gain on disposal of £1.4m.

The Finance Act 2002 changed the way Pool Betting Duty is calculated from being 17.5% of stakes to 15% of stakes less winnings.

The Company’s efforts over the current year will continue to focus on three main areas: further cost reductions to sustain profitability of football pools; repackaging the game and the way it is played to increase its appeal to different market segments; and extending its distribution capabilities through the use of new media channels. The Company expects these actions to maintain the operating profits and cash flow of football pools.

Games and Lotteries

This segment derives income from the running of games and competitions such as Spot The Ball and from acting as an external lottery manager for the running of society charity lotteries. During the year the Company continued its investment in new product concepts and delivery platforms. Sales of products through the door to door collector channel continued to decline.

During 2002, a non-core part of the Lotteries business, “Pull-tabs”,  was sold generating a surplus of £0.5m.

The Company’s reputation and expertise in games management create a distinct advantage in a marketplace which is particularly demanding in terms of regulatory and licensing requirements. It also makes the Company an ideal content provider and partner of choice for those with their own distribution capabilities and the Company is currently developing relationships with a number of channel operators. The Company believes that electronic distribution is ideally suited to its soft gaming products and, in the current year, will be further extending its capabilities over the internet and interactive digital television.

The Company’s wide portfolio of games has been further enhanced by the introduction of a Littlewoods branded Internet casino, and this new business stream is expected to provide substantial revenue growth.  Customer interest is encouraging, with over 7,000 accounts opened to date, and the Company plans to enhance the choice and quality of games during the latter half of 2003.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Business Overview (continued)

Sports Betting

The Bet Direct sports betting business continues to show strong growth with year on year sales revenue increasing and a registered player base now around 250,000 over both telephone and internet channels. This business has incurred trading losses since the acquisition of Littlewoods Gaming largely due to the costs of developing the Company’s operation including customer recruitment. The Company believes that the business gross margins generally perform well in relation to its competition.

Interactive

The Interactive business consists of television and internet gaming.  This business has been in development during the year ended 31 December 2002 and the Company expects both television and internet gaming to commence producing revenue in the second half of 2003.  In March 2002, a deal was signed with ITV making the Company their exclusive betting and gaming partner.  The agreement represents an alliance between two respected household names to provide a variety of programme-linked betting and gaming opportunities to ITV audiences. A distribution deal was also completed with BSkyB, and a variety of Littlewoods games were launched on the Sky Active platform in December 2002.

Internet gaming is represented by the www.littlewoodsgameon.com website and also via the websites of affiliates.

Segmental Information

The following table shows the Company’s principal markets, including a breakdown of financial results under UK GAAP by category of activity and geographic market for each of the last three years. Substantially all of the Company’s business activity occurs within the United Kingdom. The Company has adopted FRS 19 ‘Deferred Tax’ in the year.  Accordingly, full provision has been made for deferred tax under UK GAAP.  Corresponding figures for prior periods have been adjusted to reflect this change in accounting policy.  A summary of the effect of this change can be found in note 3 to the Financial Statements.

	Year to 31 December 2000	Year to 31 December 2001	Year to 31 December 2002
Profits/(losses)	£m	£m	£m
Generated from the United States:
Patent income	29.6	(0.6)	-
Generated from the United Kingdom:
Football pools	6.8	23.2	25.6
Sports betting	(1.3)	(4.0)	(2.0)
Games and lotteries	(0.3)	0.5	0.9
Interactive	-	(1.6)	(2.3)
	34.8	17.5	22.2
Restructuring costs	(1.7)	-	(2.0)
Amortisation of goodwill	(2.8)	(8.9)	(8.8)
	30.3	8.6	11.4
Profit on sale of fixed assets	-	-	1.4
Interest income	0.6	0.4	0.2
Interest expense	(3.5)	(9.6)	(8.3)
Amortisation of loan arrangement fee	-	-	(0.1)
Income/(loss) before tax expense	27.4	(0.6)	4.6

Net assets (restated)
Football pools	0.1	43.2	48.8
Sports betting	-	(10.6)	(12.0)
Games and lotteries	-	(2.8)	(2.1)
Interactive	-	(1.2)	(3.2)
Patents	31.2	-	-
	31.3	28.6	31.5

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Business Overview (continued)

Seasonality of the Company’s Main Business

The Company is not aware of any seasonal factors that materially affect the business of the Company.

Sources and Availability of Raw Materials

The Company does not expect to engage in the manufacture of physical products and for this reason is not affected by supply availability issues.

Marketing Channels Used by the Company

The importance of reliable and secure distribution in the football pools business cannot be over-emphasised, and Littlewoods Gaming (formerly Littlewoods Leisure) has built its world class reputation over nearly 80 years since 1923.  While the Company now offers many choices of distribution, the cornerstone remains the 18,000 strong network of door-to-door collectors of coupons and stakes, which provides a unique service throughout the UK. This network is augmented by telephone, post, internet and interactive digital television distribution, all of which currently take the Company’s products into some 1.6 million households every week.

The Company’s future distribution strategy will have two main themes. Its own multi channel development will focus on extending its penetration into the home gaming market and becoming an important content provider for those with appropriate distribution channels into retail outlets and venues such as pubs and clubs.

The Company believes the new media channels, particularly interactive digital television, will open up a much wider playing audience and provide an ideal platform for many of its gaming concepts.

Former Dependency Upon Patents and Licences

Patents

Prior to September 2000, the Company was dependent for its income on patents. In 1983, the Company completed the development of and demonstrated the world's first 3½ inch hard disk drive product, and applied for a patent in the US in February 1984 (US Patent Number 4568988) ('988).  A continuation patent was filed in the US in November 1985 (US Patent Number 4683383) ('383).  These patents were issued in February 1986 and January 1987, respectively.  Court rulings have narrowed the scope of the claims of these patents to certain types of drives.

The licensing program for the '988 and '383 patents has resulted in the Company reaching agreement with twenty licensees, including negotiated settlements with Seagate Technology, IBM, Miniscribe and Corner Peripherals.  Under United States law, the Company is entitled to receive royalties through to the year 2003, but the Company is not aware of any unlicensed disk drive manufacturers from whom royalties under the '988 and '383 patents could be receivable in the future.  Future revenues from these patents will depend on manufacture and sale by existing licensees under running royalty agreements.

After significant development activity Rodime applied in September 1990 for a US patent in respect of an invention which digitally positions read/write heads over media (the means by which information is retrieved or stored in rotating storage devices).  In September 1991, further international patent applications were made for the European Community and Canadian markets.  The US Patents and Trademarks office issued to the Company seven patents in respect of this technology during 1997.  No significant future revenue is expected from this.

Licenses

The businesses comprising Littlewoods Gaming (formerly Littlewoods Leisure) operate utilising licenses issued by the United Kingdom for betting and gaming and for the management of charity lottery competitions, and licenses issued by both the Isle of Man and Alderney to operate Internet casinos.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Business Overview (continued)

Competitive Position

The competitive position of Littlewoods Gaming (formerly Littlewoods Leisure) is as follows:

Football Pools – Littlewoods Pools is dominant within its sector, accounting for over 80% of the British football pools market. This was reinforced by the acquisition of a competitor, Zetters Pools.  This sector has been in decline since the introduction of the United Kingdom national lottery in 1994.

Games & Lotteries – Littlewoods Lotteries is the major private charity lottery manager in the United Kingdom. However, the number of such private lottery managers and their share of the market is small in a sector dominated by Camelot, the operator of the United Kingdom national lottery.

Sports Betting – the Company, trading as Bet Direct and formerly Bet247, is a relatively new entrant, commencing trading in 1998, in a highly competitive sector dominated by several major long established competitors, such as William Hill and Ladbrokes.

Material Effects of Government Regulations

The main trading subsidiaries of the Company, Littlewoods Promotions Limited and Littlewoods Lotteries Limited operate their businesses subject to UK government issued licences.

Betting and gaming

Betting and gaming in the UK is subject to regulation. The first comprehensive legislation governing the industry was the Betting, Gaming and Lotteries Act 1963 which provided a regulatory framework for the whole industry.  The laws governing gaming (including casinos, bingo and gaming machines) and lotteries have since been codified separately in two acts - the Gaming Act 1968 and the Lotteries and Amusements Act 1976.  The Gaming Act 1968 established the Gaming Board for Great Britain, the regulatory body for casinos, bingo clubs, gaming machines and the larger society and all local lotteries in Great Britain.

Pools

Pools are regulated by the Betting, Gaming and Lotteries Act 1963.  Pools promoters are required to register with the local government authority and must also have a permit from Customs and Excise for each premises from which they operate pools betting or fixed-odds coupon betting.

Telephone betting

Telephone betting in the UK is regulated under the Betting, Gaming and Lotteries Act 1963 as a bookmaking operation.  The main provision of the Act is to require anyone who accepts bets on his own account in the course of his business to hold a bookmaker’s permit. An application for a permit in England and Wales must be made to the local court acting for the local area in which the applicant has its head office.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Business Overview (continued)

Material Effects of Government Regulations (continued)

Lotteries and scratchcards

The Lotteries and Amusements Act 1976 differentiates between private lotteries (restricted to members of a society or a club) and society lotteries (open to all but run on behalf of a charity or not-for-profit society).

•

Private lotteries

These are lotteries restricted to members of a society or club or other persons visiting its premises.  There is no limit placed upon the price of each ticket or the size of any of the prizes.

•

Society lotteries

The Lotteries and Amusements Act 1976 permits individuals and companies to act as managers (generally referred to as external lottery managers or ‘ELMs’) of lotteries for charities and other ‘societies’, subject to certification by the Gaming Board.  Society lotteries are subject to certain restrictions, which were altered by The Lotteries (Variation of Monetary Limits) Order 2002 on 17 June 2002, in particular:

-

The proportion of proceeds allocated to prizes must not be more than 55%.

-

The proportion of proceeds allocated to expenses (including the ELM’s fee and any VAT thereon) is restricted to a maximum of 35%.

-

The sum of the prizes and expenses percentages must not exceed 80%, thus leaving 20% for the society.

-

Tickets in a society lottery may not be ‘sold by means of a machine’.

-

The scheme for each society lottery must be approved in advance by the Gaming Board.

-

The price of each ticket or chance is limited to £2 maximum.

-

The maximum size of each society lottery is limited to £2,000,000 and the maximum top prize is the higher of 10% of the proceeds or £25,000.  In practice, therefore, the maximum top prize is £200,000.

The other forms of lottery which may lawfully be promoted to members of the general public are those run as part of the National Lottery.  These include the scratchcards marketed under the ‘Instants’ brand by Camelot and the main on-line Lottery draws.  The main operator of the Lottery is licensed under Section 5 of the 1993 National Lottery Act.  However, other companies are permitted to run lotteries under the Lottery umbrella (as Vernons, a competitor, did with its ‘Easy Play’ game) provided that they obtain a licence under Section 6 of the Act from the National Lottery Commission and conclude an agreement with the Section 5 licensee (Camelot, at present); this has proven to be an involved process which only one competitor has completed.

Internet

The current legal position in the UK regarding the internet for the various gambling sectors is as follows:

•

Bookmaking and pools

Bookmakers have for many years been able to accept telephone bets from clients with credit accounts.  Similarly, therefore, they may accept bets over the internet using it as a form of communication.  Likewise, football pools operators have always been able to accept entries by post and can therefore also use the internet.

•

Casinos, bingo and gaming machines

Casino, bingo and machine gaming can only be conducted on licensed or registered premises and players have to be present on the premises when gaming.  Hence no licence could be granted in the UK to an internet casino and it would be illegal to operate one in the UK.

•

Lotteries

Lottery tickets can be sold by post or telephone but not by means of a machine, except in the case of the National Lottery (subject to conditions) and private lotteries.  This has led to the Gaming Board giving permission to one external lottery manager (ELM), Littlewoods Gaming (formerly Littlewoods Leisure), to operate lotteries over the internet so long as it is merely used, rather like a telephone, as a means of communication connecting the buyers and sellers of tickets and the actual sale is carried out by human agency.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Business Overview (continued)

Material Effects of Government Regulations (continued)

The global reach of the internet enables residents of one country to participate in gambling opportunities offered from other countries.  This has provided the opportunity for UK operators to expand their off-shore capabilities in order both to gain access to a far wider universe of gamblers and to offer a greater range of products, particularly low tax or tax-free betting.

The consequences for the UK gambling industry and government taxation revenues as gamblers decide to move offshore have been recognised in the recently announced review of gambling legislation, which has been asked to examine internet gambling.  Whilst therefore it is probable that legislation will be brought in to regulate internet gaming, it is premature to speculate on its likely form. However, there can be no assurances that the ultimate form of such legislation would not have an adverse effect on the Company’s financial and operating results.

Current UK Gambling Review

The UK government has recently commissioned a review of gambling legislation to examine to what extent the legal framework under which gambling is conducted in the UK could be modernised. The report resulting from this review has now been published and its recommendations are designed to simplify the regulation of gambling and to extend choice for adult gamblers, whist keeping the industry free from the influence of crime. Its main proposals in summary are:

•

All regulation relating to gambling be incorporated in a single Act of Parliament and controlled by a single regulator with licensing of individuals and companies being undertaken by the Gambling Commission.

•

A range of measures be introduced to ease ability of adult gamblers to play. The main features that relate to the Company are that betting on the National Lottery is to be permitted and the use of credit cards is to be approved for gambling purchases.

C. Organisational Structure

Sportech plc heads the Group containing the companies listed in note 1(c) to the Financial Statements, which is incorporated herein by reference. 100% of the ordinary shares of all of the companies are held by Sportech, either directly or indirectly, and hence they are all included in the consolidated financial statements.  The organisational structure is as follows:

On 28 February 2003, Littlewoods Promotions Limited acquired a dormant company, Cobco (542) Limited.  One the same day, this Company changed its name to Littlewoods Leisure Limited.  On 23 July 2003, a new Company, LWL Management N.V., was established in Curacao. 100% of the issued shares were issued to Littlewoods Promotions Limited.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

D. Property, Plants And Equipment

Until the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) the Company occupied offices totalling 800 sq. ft in Edinburgh, Scotland.  These premises were occupied under a short-term lease that expired in February 2001.

In January 2001 the Company moved its headquarters to the premises of Littlewoods Gaming (formerly Littlewoods Leisure) at Walton Hall Avenue in Liverpool. This property was held under a long leasehold (999 year lease) and carried in the balance sheet at £1.1m. The company also rents a number of smaller properties in the United Kingdom. In May 2002 the Company moved its headquarters to new premises in the Wavertree Technology Park in Liverpool, which was named Sportech House. This left the football pools operation in 2 buildings at the Walton Hall Avenue site.  One of these was extensively refurbished incurring capital additions of £1.1m, and the entirety of the football pools operation moved into it.  The second, along with surplus land, was disposed of during the financial year to 31 December 2002, resulting in a profit on disposal of £1.4m.  The Walton Hall Avenue site occupied 501,000 square feet before the disposal; 334,000 square feet were sold with 167,000 square feet retained.

The Wavertree Technology Park premises is held under a 10 year lease that expires in January 2011. These premises comprise 23,000 square feet of purpose built office accommodation.  During the year ended 31 December 2002, the Company spent £0.6m fitting out Sportech House.

Following the acquisition of the Zetters football pools business, the Company now holds the remaining lease for two floors of Saffron House in London, which houses the Zetters football pools business.  This expires in September 2005.  This also now houses the Interactive unit.

The most significant element of the plant and equipment relates to pools collector handheld terminals. These are data capture terminals used by a national network of door to door collectors to capture details of football pools entries for onward transmission to the Football Pools operational headquarters at Walton Hall Avenue.

For information on the closing balance value of property, plant and equipment see Note 14 to the Financial Statements.

Item 5. Operating And Financial Review And Prospects

A. Operating Results

Prior period adjustment

The Company adopted UK Financial Reporting Standard 19, Deferred Tax, during 2002.  This has resulted in a change in accounting policy for deferred tax as applied under UK GAAP, as noted in notes 2 and 3 to the Financial Statements.  As a result of the change in accounting policy, the comparatives have been restated as set out in note 3 to the Financial Statements.

The UK to US GAAP reconciliation in note 32 to the Financial Statements and all numerical information in this form have been restated where necessary.

Non-GAAP measure

The discussion below contains references to ‘operating profit before restructuring costs and amortisation of goodwill’.  This is a non-GAAP measure derived from operating profit.  It is used as it provides investors with additional insight into the make-up of operating profit.  A demonstration of how operating profit before restructuring costs and amortisation of goodwill reconciles to operating profit is set out below, using the 2002 operating results:

	2002	2001	2000
	£m	£m	£m

Operating profit before restructuring costs and amortisation of goodwill	22.2	17.5	34.8
Restructuring costs	(2.0)	-	(1.7)
Amortisation of goodwill	(8.8)	(8.9)	(2.8)
Operating profit	11.4	8.6	30.3

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2002

The financial results for the period reflect the acquisition by the Company of the Zetters Pools business on 29 August 2002 for net cash of £0.7m (purchase price of £1.4m offset by £0.7m cash acquired) delivering a customer base of 60,000. There has been no exceptional customer loss following acquisition, and the business has performed in line with expectations, contributing £1.8m to turnover and £0.4m to operating profit.

The only amounts relating to the Technology Patents business in the year were patent exploitation consultancy fees amounting to less than £0.1m.

The Company’s operating profit was £11.4m compared with £8.6m in 2001.

In February 2002, the Company announced that it had secured a place as a fixed odds provider to “attheraces” interactive channels. The agreement enables the Company’s Sports betting business to reach a wider customer base who will be able to access daily, live racing coverage and place fixed odds bets. The Company offer has been live on the “attheraces” website from June 2002 and will soon be available via the “attheraces” interactive television channel on Sky satellite television.

In March 2002 the Company signed an agreement with ITV Network, whereby it will work jointly to develop betting and gaming concepts for the ITV audience over their broadcast platforms. This will enable ITV viewers to participate in exiting new betting and gaming opportunities, linked to their favourite programmes, via both digital televisions, and the Company’s other distribution methods, such as telephone and Internet.

Turnover

The Company’s sales revenue for the year was £195.3m, an increase of 7% on the prior year figure of £183.3m.  The increase reflects strong growth in Sports Betting revenues, with turnover 60% higher at £83.1m.  This has been partially offset by the continuing decline of the Football Pools business, although the like for like rate of decline in turnover in the second half of the year reduced further to 14%.

Profitability of the key business streams

Operating profit is 33% ahead of last year at £11.4m (2001: £8.6m).  All areas of the business performed better than the equivalent period last year and the first half of this year.

During the year the Company completed two major projects aimed at significantly improving operating capability whilst reducing costs.  Scanning technology was introduced whilst the main operating site in Liverpool was rationalised, as noted above in “Property, plants and equipment” under “Overview of the Company”.  The net cost of these initiatives was £0.6m, reflecting a non operating exceptional profit of £1.4m from a property disposal, offset by an operating exceptional charge of £2.0m relating mainly to redundancies.

In May 2002, the Company relocated to new head office premises in Merseyside, which will provide a fitting environment for it to operate from.

- Football pools

Operating profit before restructuring costs and amortisation of goodwill for the Football Pools business increased by 10% to £25.6m, (from £23.2m in 2001), reflecting significant improvement in operating efficiencies, the reduction in the duty burden from April 2002 and a £0.4m contribution from Zetters since its acquisition in August 2002.

The Company continues to identify opportunities to rationalise the operational and overhead base of the football pools whilst extending our distribution of this product via television, internet and overseas businesses.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2002 (continued)

- Sports betting

Sports betting continued to deliver strong revenue growth, with turnover 60% higher, at £83.1m (compared to £51.8m in 2001).  This growth reflected the benefits of a level playing field arising from the elimination of tax for customers in October 2001.  As a result of the increased betting volumes, operating losses were halved during the year to £2.0m compared to £4.0m in 2001.  Customer numbers increased by 20% to 272,000 (2001: 227,000), with average stakes per telephone call up 23% to £36 (2001: £29) and the average internet bet up 26% to £17 (2001: £13).  Following a strong first half, gross win margins eased back in the second half, in line with market trends, leading to a gross win margin for the full year of 10% (compared to 11% in 2001).

The commencement of a three year all weather racing sponsorship programme, positioning the Littlewoods Bet Direct brand at more than one in five UK televised horse racing events, significantly raised Littlewoods Bet Direct’s profile.  The business continued to provide a variety of unique best and special bet offers to customers, generating continued media exposure for the brand.  The Company is looking forward to the launch of its fixed odds service on the “attheraces” television channel, and expects this additional customer access to further stimulate growth and profitability.

- Games and lotteries

Operating profit before restructuring costs and amortisation of goodwill for Games & Lotteries increased by £0.4m to £0.9m (from £0.5m in 2001), mainly due to the £0.5m profit from the sale of the Pull Tabs lottery business.  2002 was a period of significant transition for the soft gaming business as the Company concluded a number of major new distribution arrangements, significantly enhancing both on line and off line customer access, while withdrawing from low growth marginal businesses such as Pull Tabs lotteries.  The focus of the Company has been on interactive channels together with retail distribution.

Growth of on-line games has been underpinned by the launch of LittlewoodsCasino.com, the on-line casino, which was launched in August 2002 and is already trading profitably.  Levels of customer interest in this product are encouraging and there are plans to enhance the choice and quality of games available in the second half of 2003.

The Company’s plan to capture a larger share of the £500m scratchcard market was boosted by groundbreaking retail distribution deals with both Sainsbury’s and Safeway for the supply of own label scratchcards dedicated for specific charities such as Comic Relief and Great Ormond Street Hospital.  Extended trials with both these supermarket groups are currently underway.

- Interactive

Good progress has been made in the delivery of our television gaming strategy.  Increased investment has enabled the Company to build in-house expertise and further develop our technical infrastructure.

A close working relationship with ITV Network has been firmly established since the signing of the exclusive gaming partnership in March 2002.  The official commencement date for this relationship, which can extend for 7 years, requires a full interactive service to be available to support ITV broadcasting  over a major platform, such as Sky satellite.  Carriage negotiations between ITV and BSkyB have now been successfully concluded, and the first programme linked pay to play games are expected in summer 2003.

The Company’s technical and service capabilities have already been tested successfully by the launch of a number of games accessed from both Sky broadcast channels and Sky Active in December 2002.  We have continued to develop innovative and entertaining internet gaming products utilising a variety of instant win mechanics.  These have included a range of ITV Pop Rivals pay to win internet games and the recently launched Formula One Fantasy league game, available at both ITV.com and our own soft gaming site, LittlewoodsGameOn.com.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2002 (continued)

Cashflow

The Company’s operating cashflow for the year was £18.1m compared with £15.7m for 2001, reflecting the increased operating profit.  The acquisition of the Zetters Pools business was almost entirely funded by the proceeds from the sale of the Pull Tabs business.  Scheduled loan payments of £16m were made in the year, and a £2m drawdown was made against a new facility set up to finance the investment in the Interactive business.

Financial position

Sportech started the year ending 31 December 2002 with net assets of £28.6m. The Company’s profit after taxation for the year ending 31 December 2001 was £2.9m after amortising £8.8m of goodwill. Net assets were £31.5m at 31 December 2002.

Goodwill

The acquisition of the Zetters Pools business resulted in an addition to goodwill of £1.3m.  This is being amortised over 3 years, resulting in a charge for the period since acquisition to 31 December 2002 of £0.1m.  The amortisation charge for the year relating to the Littlewoods Gaming (formerly Littlewoods Leisure) acquisition was £8.7m, resulting in a total amortisation charge for the year of £8.8m (2001: £8.9m).

Taxation

The total tax charge for the year ended 31 December 2002 was £1.7m on profits of £4.6m. A reconciliation of the effective rate of tax to the standard rate is given in Note 11 of the Financial Statements.

Net interest

Net interest paid for the year ending 31 December 2002 was £8.2m compared with £9.2m for the period ended 31 December 2001, reflecting a decrease in the level of bank loans.

Inflation

The effects of inflation on the Company’s financial position and results of operations were not material during the year ending 31 December 2002, nor since the year end.

Operating results for the 12 months ended 31 December 2001

The financial results for this period reflect for the first time the impact of a full year’s trading for the acquired Littlewoods Gaming (formerly Littlewoods Leisure) business.

Turnover

The Company’s sales revenue for the year ended 31 December 2001 was £183.3m compared to £63m for the year ending 31 December 2000, and was comprised entirely of Littlewoods Gaming (formerly Littlewoods Leisure) sales revenue. The increase on the previous year is attributable to the inclusion of a full year’s trading on Littlewoods Gaming (formerly Littlewoods Leisure). The prior year figure relates only to the 16 weeks post the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) by Sportech on 4 September 2000. The Company’s operating expenses for the year ended 31 December 2001 were £174.7m compared with £65.2m for the previous financial year.

The strategy of the Company during this period has been to build on the unique strengths of Littlewoods Gaming (formerly Littlewoods Leisure) and to capitalise on the opportunities presented by new and developing technology. The interactive television market place offers particularly exciting opportunities for the gaming industry and the Company will be looking to be at the forefront of development in this area. The Company has been actively seeking a series of partnerships that can deliver compelling content and wide audience reach and has concluded a partnership with ITV.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2001 (continued)

Profitability of key business streams

The Company’s results for the year are predominantly due to the businesses of Littlewoods Gaming (formerly Littlewoods Leisure), however there remains a non-core technology patents portfolio from which the Company seeks to realise further value.  The Company made a loss before taxation of £0.6m for the year ending 31 December 2001 compared to a profit of £27.4m for the preceding twelve month period. The Company made a loss before taxation of £0.6m for the year from its patents and licenses compared to a £29.6m profit for the period ended 31 December 2000. The profit in the prior financial year was attributable to the £27.8m settlement from Seagate, less administrative and legal costs. There were no lump sum settlements received in the current financial year. The Company’s profit before taxation in the prior financial year was further increased by the £3.9m discount on redemption of outstanding loan stock.

Littlewoods Gaming (formerly Littlewoods Leisure) profits continue to reflect three main business streams: football pools, sports betting and games and lotteries. Operating profit before restructuring costs and amortisation of goodwill for Littlewoods Gaming (formerly Littlewoods Leisure) was £18.1m compared with £5.2m for the period ended 31 December 2000.  The increase on the prior year reflects a full year’s trading whereas the prior year figures only represented the 16 week period since acquisition.

Throughout the year the profitability and capabilities of each of the main operational units, Football Pools, Sports Betting and Games and Lotteries, have been improved. The management team has been strengthened ensuring availability of appropriate resource and expertise to deliver the strategy.

- Football pools

The football pools business performed strongly with operating profit before restructuring costs and amortisation of goodwill being £23.2m compared with £6.8m for the 16 weeks post-acquisition in 2000. Average weekly revenues decreased by 17% in 2001 compared to 20% in 2000. The business continues to evolve and now more than 68% of entries are gathered by direct methods such as telephone and electronic hand held terminals. Revenues from these direct methods were down just 10.5% in 2001 compared to the previous year. The Company’s operating expenses attributable to its football pools business was £97.4m for the year ending 31 December 2001 compared with £37.0m for the preceding financial period (which only included 16 weeks of Littlewoods Gaming (formerly Littlewoods Leisure) trade).

The increased automation of processing and marking has enabled costs to be reduced dramatically and this will continue as new scanning technology is introduced in 2002. In addition the Company will benefit from a significant reduction in pool betting duty which the Government have announced. This is effective from April 2002.

- Sports betting

Telephone betting revenues in the first half of the year were impacted by a combination of bad weather, foot and mouth disease and offshore tax concessions. The tax burden was particularly significant with £0.8m of tax subsidies. However, in the final quarter of the year, aided by the stimulation of the duty reform and customer concessions, sports betting revenues began to drive forward with renewed vigour, up 47% compared to the previous year. Gross margins, measured as sales less winnings, held up well during this period at 11.2%. Customer numbers also increased from 165,000 in 2000 to 227,000 in 2001. The growth prospects for telephone and Internet betting, enhanced further by the Company’s presence on the “attheraces” and ITV channels means that this business is now well positioned to deliver profits in 2002. The Company’s operating expenses attributable to its sports betting business was £55.8m for the year ending 31 December 2001 compared with £15.9m for the preceding financial period (which only included 16 weeks of Littlewoods Gaming (formerly Littlewoods Leisure) trade).

- Games and lotteries

During the period, the Company focused on the profitability of its existing product range whilst continuing the investment in new product concepts and delivery platforms. Operating profit before restructuring costs and amortisation of goodwill were £0.5m compared with £(0.3)m for the 16 weeks post-acquistion in 2000. Spot the Ball and the new Prizebuster lotteries performed well. The Company’s operating expenses attributable to its games and lotteries business was £12.0m for the year ending 31 December 2001 compared with £4.9m for the preceding financial period (which only included 16 weeks of Littlewoods Gaming (formerly Littlewoods Leisure) trade).

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2001 (continued)

- On-line development

The Company’s investment in new distribution channels and new games has continued, particularly in pay to play gaming concepts for the emerging television, internet and electronic channels. The Company believes that it has the product range and customer base to take advantage of the growth prospects from these new channels to the home. A new soft gaming portal was launched in mid 2002. The Company’s wide portfolio of games was further enhanced by the introduction in the second half of 2002 of a Littlewoods Branded on-line casino, Littlewoodscasino.com, which the Company expects to provide significant revenue growth; this operates from the regulated environment of the Isle of Man.

- Technology patent portfolio

There remain about 20 patents owned by Sportech, principally relating to disk drive and storage access technologies. In September 2001 the Company engaged QED, a subsidiary of Scipher plc, to conduct a full assessment of the portfolio with a view to determining its potential value and the most appropriate means of realisation. The costs incurred in 2001 totalled £0.6m, reflecting the operating expenses of the technology patents business. These operating expenses have now been largely eliminated.

Cashflow

The Company’s operating cash flow in the year ending 31 December 2001 was £15.7m compared with £33.2m for the period ended 31 December 2000. The reduction reflects the receipt of the settlement income from the Seagate litigation in 2000 with no comparable receipt in 2001 offset by a full year’s revenues from Littlewoods Gaming (formerly Littlewoods Leisure).  Net cash reduced by £7.1m for the year ended 31 December 2001 after making unscheduled loan repayments of £6.0m against the mezzanine loan. This was not originally scheduled to be paid until 2006. This compares to a net cash inflow of £16.9m in the prior financial year which reflected the Seagate settlement, and the new finance raised offset by the acquisition cost of Littlewoods Gaming (formerly Littlewoods Leisure).

Financial position

Sportech started the year ending 31 December 2001 with net assts of £31.3m. The Company’s loss for the year ending 31 December 2001 was £2.7m after amortising £8.9m of goodwill. Net assets were £28.6m at 31 December 2001.

Goodwill

Adjustments during the year to the fair value of assets of Littlewoods Gaming (formerly Littlewoods Leisure) acquired has increased the Company’s goodwill by £1.2m from £172.3m to £173.5m. The annual amortisation charge over a 20 year period is £8.9m in the year to 31 December 2001, compared with a £2.8m charge for the year ending 31 December 2000 for the 16 weeks from acquisition to the year end.

Taxation

The total tax charge for the year ended 31 December 2001 was £2.1m on losses of £0.6m compared with £6.9m for the year ended 31 December 2000. This reflects the fact that no credit for tax is derived from goodwill amortisation of £8.9m. A reconciliation of the effective rate of tax to the standard rate is given in Note 11 to the Financial Statements.

Net interest

Net interest paid for the year ending 31 December 2001 was £9.2m compared with £2.9m for the period ended 31 December 2000, reflecting a full years interest charge on loan facilities established to fund the Littlewoods Gaming (formerly Littlewoods Leisure) acquisition.

Inflation

The effects of inflation on the Company’s financial position and results of operations were not material during the year ending 31 December 2001.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Operating Results (continued)

Operating results for the 3 months ended 31 December 1999 and 12 months ended 31 December 2000

By the end of the 15 month reporting period under review the businesses comprising the Company had changed significantly. On 4 September 2000 the Company acquired Littlewoods Promotions Limited and Littlewoods Lotteries Limited. These companies together with their subsidiaries collectively comprised the Leisure Division of The Littlewoods Organisation PLC. These companies are owned by a holding company, Littlewoods Gaming Limited (formerly Littlewoods Leisure Limited (formerly Clearzone Limited)), which is a wholly owned subsidiary of the Company.

The Company has derived significant value from its patents rights business and the successful integration of Littlewoods Gaming (formerly Littlewoods Leisure). The Company’s profit before taxation for the period was £26.7m composed of £0.7m loss for the three month period to 31 December 1999 and £27.4m profit for the year ending to 31 December 2000 (including the results of Littlewoods Gaming (formerly Littlewoods Leisure) for the 16 week period since its acquisition by Sportech). The profit of £27.4m reflects the £27.8m settlement from Seagate, less administrative and legal costs and £5.2m from the acquired business of Littlewoods Gaming (formerly Littlewoods Leisure) before amortisation of goodwill and restructuring. Profit before taxation is further enhanced by the £3.9m discount on redemption of loan stock.

The consideration for the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), £162.5m, was funded through new loan facilities totalling £140m together with a Rights Issue and Subscription raising £27.9m. Net debt at the end of the financial year was £124.2m.

The continuing deficit in revenue reserves precluded the payment of any dividend for the period to December 2000.

Turnover

The Company’s sales revenue for the year ended 31 December 2000 of £63m was comprised entirely of Littlewoods Gaming (formerly Littlewoods Leisure) sales revenue for the period since acquisition.

Despite a further decline in turnover of 20% compared to the previous fiscal year, the Company’s football pools business generated £6.8m in profits over the period since acquisition. The profitability of the Company’s football pools was largely due to significant cost reductions arising from major changes in the revenue collection process, together with increased automation in the Company’s processing and marking systems.

The Bet Direct sports betting business continued to show strong growth with sales revenue increased by 80%. Gross margin (measured as bets placed less full UK duty, levies and winnings returned to customers) was 11% for the 16 week period since the acquisition of Littlewoods Leisure. The operating loss of £1.3m for the 16 weeks since acquisition was due to unexpectedly high levels of race cancellations due to exceptionally bad weather, the costs of developing the Company’s internet operation and customer recruitment.

Since the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company continued its investment in new product concepts and delivery platforms for games and lotteries, the cost of which resulted in an operating loss of £0.3m.

Profitability of key business streams

The Company’s £29.6m profit from its patents and licenses is attributable to the £27.8m settlement from Seagate, less administrative and legal costs. The Company’s profit before taxation was further increased by the £3.9m discount on redemption of outstanding loan stock.

Littlewoods Gaming (formerly Littlewoods Leisure) profits reflect three main business streams: football pools, sports betting and games and lotteries.  These businesses have performed well since acquisition.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Operating Results (continued)

Operating results for the 3 months ended 31 December 1999 and 12 months ended 31 December 2000 (continued)

Cashflow

The Company’s operating cash flow in the year ending 31 December 2000 was £33.2m, reflecting the receipt of the settlement income from the Seagate litigation and revenues from Littlewoods Gaming (formerly Littlewoods Leisure).  Net cash increased by £16.9m for the year ended 31 December 2000 (£0.1m for the three months ended 31 December 1999), after taxation and interest payments and the net impact of funding the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), including the Rights and Subscription Issues. Operating cash flow generated by Littlewoods Gaming (formerly Littlewoods Leisure) in the 16 weeks since its acquisition met expectations at £7.0m.

Financial position

Sportech started the year ending 31 December 2000 with net liabilities of £21.1m. The Company’s retained profit for the year ending 31 December 2000 was £24.5m. Net assets were £31.3m at 31 December 2000.

Goodwill

The acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) has increased the Company’s goodwill to £172.3m, which will be amortised over a 20 year period, with £2.8m charged for the year ending 31 December 2000.

Taxation

The total tax charge for the year ended 31 December 2000 was £2.9m, which reflected the utilisation of brought forward operating losses. A reconciliation of the effective rate of tax to the standard rate is given in Note 11 of the Financial Statements.

Net interest

Net interest paid for the year ending 31 December 2000 was £2.9m, reflecting the new loan facilities established to fund the acquisition.

Critical accounting policies

Our consolidated financial statements, included in “Item 17 - Financial Statements", are prepared based on the accounting policies described in Note 2 to the consolidated financial statements which are in conformity with UK generally accepted accounting principles, which differs in significant respects from US generally accepted accounting principles.

The preparation of our consolidated financial statements in conformity with UK generally accepted accounting principles, and the reconciliation of these financial statements to US generally accepted accounting principles as described in Note 32, requires management to make estimates and assumptions that affect the carrying value of assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the periods reported in these financial statements. Certain of our accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable.

We believe that the following are our more critical accounting estimates used in the preparation of our consolidated financial statements that could have a significant impact on our future consolidated results of operations, financial position and cash flows. Actual results could differ from estimates. These accounting estimates, and the following description, have been developed in consultation with the Company’s senior management and audit committee.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Operating Results (continued)

Critical accounting policies (continued)

Revenue

The majority of the Company’s revenues are derived from football pools and sports betting where there is no estimation involved as revenue is based on actual cash receipts placed on specific events. The only portion of revenues that utilise estimation methods is within games & lotteries. Within games & lotteries, management fees to registered charities for the management of charity lotteries are based on sales estimates calculated by reference to the number of prizes paid for the lotteries concerned. Final sales for each lottery are based on actual cash collected by external vendors. Each lottery may be active over a period encompassing one to three financial years. Any difference between the estimated sales and the final cash sales is adjusted in the year in which the final lottery position is determined. Changes in the Company’s estimation techniques with respect to management fees, sales, income or unusual distribution of prizes throughout the period could have a material effect on the Company’s presentation of its financial results and operations.  As at 31 December 2002 and 2001, £0.6m of turnover was still subject to final adjustment.

Provision for collector incentive scheme

In December 1996, an incentive scheme to reward football pools collectors was established. Under the terms of the scheme, the collectors earn points on the basis of their sales. These points can be converted into vouchers to purchase items from high street shops.  On the basis of similar schemes, estimation techniques for determining the redemption rate and liabilities attributable to these points have been established. The Company estimates that the value of the points not provided for in these financial statements amounts to £2.4m in 2002 compared with £1.9m in 2001.   Changes in the Company’s estimation techniques with respect to this scheme could materially effect the Company’s presentation of its financial results and operations.

Impairment

The Company has made a significant investment in Littlewoods Gaming (formerly Littlewoods Leisure) resulting in a significant goodwill amount being carried in the balance sheet. Under UK GAAP, this goodwill amount is tested for impairment when management believes that circumstances indicate that it is appropriate to make such a test. Factors that would trigger such an impairment review would include significant under-performance in relation to expected operating results, changes in the overall strategy for the business or negative industry or economic trends.  The Company’s estimation techniques for determining the impairment of goodwill includes an analysis of the Company’s discounted cash flows.  Changes in the Company’s estimation techniques with respect to goodwill impairment could materially effect the Company’s presentation of its financial results and operations.

Under US GAAP, the goodwill is tested for impairment on an annual basis. These impairment evaluations will be prepared at a reporting unit level as defined by Statement of Financial Accounting Standards ("FAS") No. 142 and will incorporate a two-stage impairment test. It is possible that an impairment may be required under one set of accounting principles and not the other.

Depreciation and amortisation

The Company’s depreciation and amortisation policies are based on management estimates of the future economic lives of tangible and intangible fixed assets. The depreciation and amortisation of goodwill is governed in part by UK Financial Reporting Standard 11 and is written off over a period of 20 years. Depreciation is provided for in the Company’s financial statements on a straight-line basis to write off the cost of fixed assets over their anticipated useful lives at the following annual rates:

Long leasehold land	NIL
Long leasehold buildings	Over remaining estimated useful life (12 years)
Buildings fixtures and fittings	4.0% - 20%
Plant, equipment and other fixtures and fittings	10.0% – 33.3%
Leasehold improvements	10.0%
Computers	14.3% - 33.3%
Motor vehicles	12.5% - 25.0%
Hand-held pools bet capture equipment	16.7%

Changes in the Company’s estimation techniques with respect to its depreciation rates or related estimates could materially effect the Company’s presentation of its financial results and operations.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Liquidity And Capital Resources

Liquidity

The Company expects that its principal source of funds will be revenues received from its operating activities. Although the Company believes that it will have sufficient liquidity to meet its anticipated cash needs, this belief is based on assumptions about a variety of factors, many of which are beyond the control of the Company.  For example, the Company’s cash needs could be significantly greater than anticipated as a result of adverse market conditions, adverse government actions or regulations, increases in interest rates on the Company’s substantial indebtedness.

For 2002, the Company’s net cash inflow from its operating activities was £18.1m compared with £15.7m in 2001.  The Company’s net cash decreased by £9.7m in 2002, compared to £7.1m in 2001.  The businesses of Littlewoods Gaming (formerly Littlewoods Leisure) are expected to generate further net cash operating inflow.

The £162.5m consideration for the acquisition of Littlewoods Leisure in the year to 31 December 2000 was funded through new loan facilities totalling £140m together with a Rights Issue and Subscription raising £27.9m. The new bank facilities were established with Bank of Scotland comprising a five year term loan of £110m and mezzanine loans of £30m repayable in December 2006. During the year to 31 December 2002, £16m of the term loan was repaid.  Net debt at the end of the financial year was £121.3m.  The loans were renegotiated during the year, as set out in Note 20 to the Financial Statements.

The Company’s financial liabilities comprise borrowings from the Bank of Scotland of approximately £125.7m at 31 December 2002 compared with £134.0m at 31 December 2001.  Such indebtedness also includes an overdraft balance of £5.7m at 31 December 2002 compared with £2.9m at 31 December 2001, which is netted off against cash balances of £6.0m when establishing the net overdraft position.  The Company’s debts falling due within one year for 2002 equals £43.5m compared with £42.9m for 2001.  A maturity profile of the carrying amount of financial liabilities is presented in Notes 19, 20 and 21 to the Financial Statements.

The Company’s net overdraft loans are subject to floating interest rates based on central bank base rates.  However, certain liabilities of the Company, including the facility agreements with the Bank of Scotland, are subject to floating interest rates based on LIBOR.  In order to mitigate the Company’s risks arising from floating interest rates, it is the Company’s policy to hedge interest rate risk using interest rate swaps and interest rate caps.  The analysis by year of these hedging instruments is given in “Item 11 - Quantitative And Qualitative Disclosures About Market Risk”.

Financial instruments

The Company’s financial instruments comprise bank loans, bank overdraft and cash and term bank deposits, as well as trade debtors and creditors that arise directly from its operations. The main purpose of these financial instruments is to provide finance for the Company’s future operations and potential acquisitions. The Company utilises interest rate swaps, floors and caps. For more information see “Item 11 - Quantitative And Qualitative Disclosures About Market Risk”.

Prior to the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company’s investment policies prohibited it from entering into forward currency hedging arrangements.  The Company changed this policy after the acquisition, but has not yet deemed it necessary to enter into such contracts.  Prior to the time of the acquisition, Littlewoods Gaming (formerly Littlewoods Leisure) entered into certain foreign currency hedging contracts, although none were in place at the time of the acquisition.

Capital expenditures

The Company’s operations are not particularly capital intensive.  Prior to the current year, the Company’s capital expenses were predominantly targeted at enhancing productivity and to provide a means of reducing player turnover (e.g. hand held terminals for the network of collectors). There were no material contracted commitments for capital expenditure at 31 December 2002.

In 2002, there were capital expenditures of £1.7m relating to buildings as noted in “Property, plants and equipment” under “Overview of the Company”.  There were further capital expenditures of £1.1m relating to the development of the gaming engine (the software underlying the games) to be used by the Interactive business and £0.8m of expenditure on intangible fixed assets relating to broadcasting contracts.  The main capital divestiture related to the sale of the surplus building formerly occupied by the pools business, also referred to in “Item 4D - Property, plants and equipment”.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Liquidity And Capital Resources (continued)

During the three year period ended 31 December 2002, the Company’s capital expenditures and investments totalled approximately £7,200,000.  During the same three-year period the Company’s divestitures yielded £2,800,000.

All expenditures and divestitures were in the United Kingdom.

Capital commitments

There are no material commitments for capital expenditures.

C. Research And Development, Patents And Licenses, Etc.

There is no formal policy for research and development. The Company in the last three years has not incurred any significant research and development costs, with the exception of those noted under “Capital expenditures” under Item 5B. A business development unit does exist within the acquired business of Littlewoods Leisure for the purpose of identifying potential products or new business channels for existing products.  This unit’s expenses were £0.7m in the year to 31 December 2002, £1.6m in the year to 31 December 2001 and £0.4m in the 16 week period to 31 December 2000.

D. Trend Information

The following trends, uncertainties and events could have a material impact on the Company's net revenues from continuing operations, net income and liquidity and capital resources:

1.

Whilst the Company has now hedged a significant portion of its debts, the Company has and may continue to incur significant debts at floating exchange rates.  This may impact the Company's operations, profits and business opportunities.

2.

A substantial portion of the Company's revenues in 2000 were attributable to the Seagate technology lawsuit.  The Directors do not believe it is likely that they will continue to receive future revenues from further litigation or patent royalties.

3.

The Company may invest in its gaming, football pools, sports betting and lottery businesses.  This may impact the Company's operations, profits and business opportunities. The football pools business has been in a period of substantial decline for a number of years although the rate of that decline is now slowing. This has been offset by substantial growth in the Sports Betting business. See “Operating Results” for further information.

E. Off Balance Sheet Arrangements – We have no off balance sheet arrangements.

F. Tabular Disclosure Of Contractual Obligations

The Company’s significant contractual commitments at 31 December 2002 were as follows:

	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	£m	£m	£m	£m	£m

Long term debt	120.0	16.0	32.0	32.0	40.0
Operating lease commitments	2.9	0.4	0.8	0.5	1.2
	122.9	16.4	32.8	32.5	41.2

Other commitments	3.9	1.7	2.1	-	-

Total	126.7	18.1	34.9	32.5	41.2

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 6. Directors, Senior Management And Employees

A. Directors And Senior Management

The directors and officers of the Company are set forth below.  At every annual general meeting of the Company one-third of the directors or, if that number is not three or a multiple of three, the number nearest to one-third shall retire from office but shall be eligible for re-election.  Any director retiring at the meeting shall retain office until the close of the meeting.  The directors to retire by rotation shall be those who have been longest in office since their last appointment.  In the following table: a) indicates a member of the Board of Directors; and b) indicates Senior Executives of the Company.

	Name	Age	Title	Experience

a)	David Mathewson	55	Non-executive Chairman

David Mathewson has been a director of the Company since 1992 and was appointed Chairman on 1 January 2002. Mr. Mathewson is a chartered accountant and a Director of Noble & Co Ltd., merchant bankers. He is currently a Non-Executive Director of Edinburgh UK Tracker Trust plc, Martin Currie High Income Trust plc and various private companies and Non-Executive Chairman of Geared Opportunities Income Trust plc. He is a trustee of the Royal Botanic Gardens, Edinburgh.

a)	Colin McGill	54	Managing Director

Colin McGill joined the Company on 1 June 2000 as a member of the Board and Chief Operating Officer. He had previously held a number of senior positions with Bank of Scotland, latterly as Divisional Chief Executive, Corporate Banking, where he was responsible for the bank’s global corporate business activities. Mr. McGill became Managing Director of Sportech and Littlewoods Gaming on 4 September 2000.

a)	Gary Speakman	41	Finance Director

Gary Speakman was appointed Finance Director on 1 November 2000, having previously been Finance Director of Littlewoods Gaming for 3 years. He had previously held a variety of positions with the Littlewoods Organisation, Gallaher Limited, Leyland DAF, Rover Group, and Dowty Group. Mr. Speakman is responsible for finance and group services including information technology.

a)	Roger Withers	60	Non-executive Director

Roger Withers was appointed to the Board on 4 September 2000, following the acquisition of Littlewoods Gaming where he was Executive Chairman. He previously held a variety of senior positions with Bass PLC and Ladbrokes.  Mr. Withers is Chairman of Arena Leisure Plc, and holds a number of non-executive directorships in the leisure, exhibition and technology industries. Mr. Withers became a non-executive director in October 2001.

a)	Kathryn Revitt	38	Non-executive Director

Kathryn Revitt was appointed to the Board on 4 September 2000. Ms. Revitt is a director of a number of companies including Leisure Parcs Limited, the owner of Blackpool Tower and the Winter Gardens, and Cuerden Leisure Limited, an operator and distributor of gaming machines. Ms. Revitt is a qualified solicitor.

(continued on following page)

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

A. Directors And Senior Management (continued)

	Name	Age	Title	Experience

b)	Angela Moran	47	Director of Football Pools

Angela Moran was appointed Director of Football Pools in January

2001. She is responsible for all aspects of football pool operations.

She joined Littlewoods Leisure in 1976 and has held a variety of senior management positions within the Company.

b)	Richard Boardley	47	Director of Lotteries

Richard Boardley joined Littlewoods Leisure in January 2000 and is responsible for the Games and Lotteries business unit. He previously held senior positions with Punch Taverns, the Bass Group and Whitbread.

b)	Peter Cuffe	45	Director of Interactive Media

Peter Cuffe was appointed Director of Interactive Media in March

2000. He is responsible for new media and e-commerce strategy for all products within the Company's portfolio. He was previously Managing

Director of London-based Blue Marble, the new media production facility of the D'Arcy group.

b)	Steve Taylor	41	Director of Sports Betting

Steve Taylor joined Littlewoods Leisure in June 1997 as Business Development Director. He spearheaded the launch of Littlewoods Bet Direct and is now responsible for Sports Betting across all distribution channels. He was previously a management consultant with BDO Binder Hamlyn, and worked as a Finance Director in manufacturing industries including Gradus plc and GEC plc, after qualifying as a chartered accountant with Arthur Andersen in 1986.

b)	Bill Horrocks	48	Director of IT Services

Bill Horrocks joined Littlewoods Leisure in May 1997, and was appointed

Director of IT Services, in March 2000. He is responsible for the

Company’s extensive IT infrastructure and systems development. He has broad experience of IT, and previously held positions with CFM, part of

ICL Fujitsu, BP, British Airways, The Burton Group and North West Water.

b)	David Henderson	32	Director of Strategy

David Henderson joined Littlewoods Leisure in October 2001 and is responsible for corporate strategy, business development and strategic partnerships and alliances. Prior to joining, he completed an MBA and held positions with KPMG Consulting, Virgin and Accenture.

b)	Mark Allison	40	Director of Retail Gaming

Mark Allison joined Littlewoods as Retail Gaming Director in March 2003.  He is responsible for the current Littlewoods scratchcard business as well as the development of new retail products and channels. He previously held positions with the Rank Group in Bingo and Casinos and worked extensively in Asia and Africa in the development of Lottery projects.

b)	Robert Haggis	48	Company Secretary

Robert Haggis was appointed Company Secretary and legal advisor on

22 January 2001. He is a barrister and held senior positions at Hoechst and J Bibby & Sons PLC. He is responsible for compliance and general legal advice.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Compensation

Details of each Director’s remuneration are given below:

	Fees/ Salary	Taxable benefits	Bonuses	Year to 31 December 2002 Total	Year to 31 December 2001 Total	Year to 31 December 2000 Total
	£’000	£’000	£’000	£’000	£’000	£’000
Executive
Colin McGill	182	11	68	261	261	110
Gary Speakman	151	1	56	208	216	21
Peter Bailey [4]	-	-	-	-	-	606
JW Swent III [4]	-	-	-	-	-	41
James Teter [4]	-	-	-	-	-	4

Non-Executive
Malcolm McIver [1]	-	-	-	-	35	35
David Mathewson	46	-	-	46	65	370
Roger Withers [2]	25	-	-	25	6	-
Kathryn Revitt [3]	-	-	-	-	-	8

Aggregate Emoluments	404	12	124	540	583	1,195

Fees paid to third parties [2,3]				25	114	47

The Non-Executive Directors do not participate in any incentive, pension or benefit schemes of the Company (with the exception of David Mathewson whose benefits shown below are legacy payments relating to his service as an Executive Director in the preceding financial year) and their remuneration is determined by the Board. The total amounts set aside for or accrued by the Company to provide pension payments to its Directors for the year ending 31 December 2002 is shown below.  Taxable benefits comprise various insurance policies.

1

Malcolm McIver was Non-Executive Chairman through to his retirement on 31 December 2001. In addition to his emoluments shown above, Mr McIver was paid £30,000 by the Company as compensation for loss of office as a Director following his resignation from the Board on 31 December 2001.

2

Roger Withers became a Non-Executive Director on 31 October 2001, and has been paid directly by the Company since that date.  Prior to that, Mr Withers was an Executive Director and his services were provided through a consultancy agreement between the Company and Hemway Limited.  Payments to Hemway Limited amounted to £99,000 in 2001. In total the amount paid in relation to Mr Withers in 2001 was £105,250.

3

The services of Kathryn Revitt are provided through a consultancy agreement between the Company and Hemway Limited.  Payments to Hemway Limited amounted to £25,000 in 2002 (2001: £15,000).

4

Ceased to be Directors of the Company during the year ended 31 December 2000.

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000
	Total	Total	Total
	£’000	£’000	£’000
Emoluments payable to the highest paid director are as follows:
Aggregate emoluments	261	261	606
Company contributions to a personal defined contribution benefit plan	14	11	12

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

B. Compensation (continued)

Two Directors (2001: three, 2000: four) are members of defined contribution schemes. Contributions paid by the Company in respect of these Directors were as follows:

	Year to 31 December 2002	Year to 31 December 2001	Year to 31 December 2000
	Total	Total	Total
	£’000	£’000	£’000

Colin McGill	14	11	6
Gary Speakman	11	34	4
David Mathewson	-	4	5
Peter Bailey	-	-	12
	25	49	27

None of the Directors (or their associates) of the Company has ever been indebted to the Company.

The main component parts of the remuneration packages for executive directors and senior management are as follows:

Long term incentive plan

The company operated a long term incentive plan, in terms of which, in the event of a royalty settlement or award being received from Seagate Inc., which resulted in a cumulative profit before tax of $1.5m per annum from 1 October 1992 to the date of the award or settlement (after deduction of any losses since 1 October 1992), Mr. Bailey was entitled to a bonus of 40% of his annual base salary in respect of each financial year from 1 October 1992 to the date of award or settlement. In the event that gross royalty income received from all sources after 30 September 1995 exceed $100.0m an additional incentive bonus will be paid equal to his annual base salary at the relevant time. This came to an end when Peter Bailey’s contract expired in December 2001.

Basic annual salary

An individual’s basic salary is reviewed and determined by the Committee annually, taking into account external research and his or her performance.

Performance related bonus

For 2003 as in 2002 the Executive Directors and Senior Executives will be rewarded on the basis of a two-part bonus structure, reflecting the achievement of profit targets and key business objectives.  The total of such bonus payments will be limited to 50% of basic salary.

Pension arrangements

All Senior Executives are members of the Sportech defined contributions scheme.  No amounts have been set aside or accrued by the Company or subsidiaries in their books to provide pension, retirement of similar benefits.

Share option scheme

A share option scheme is in place, the rules of which are designed to comply with the best practice provisions annexed to the listing rules of the UK Listing Authority and current guidelines of institutional shareholders.  The level of grant to any individual is at the discretion of the Remuneration Committee. The total number of Ordinary Shares over which options will be granted under the scheme will not exceed 3% of the Company’s issued ordinary share capital from time to time, or such higher percentage (not exceeding 10%) as may be approved by shareholders at a future date.

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors. Details of the options granted to Directors and other participants are discussed below in “Item 6E - Share Ownership”.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

C. Board Practices

Directors service contracts

The dates each of the directors took up office are contained in Item 6A.  The Company has entered into Service Contracts with all five directors.  Copies of these contacts are attached as exhibit 4.1.  Notice periods and/or unexpired terms are as set out in the following table:

	Unexpired term	Notice period

Colin McGill	n/a	1 year
Gary Speakman	n/a	1 year
David Mathewson	n/a	3 months
Roger Withers	1 year	n/a
Kathryn Revitt	2 years	n/a

With respect to the payment of benefits upon termination of the service contracts listed above, the contracts provide that the Company must provide the above notice, where applicable, prior to terminating the Directors’ employment or pay their salary and all other contractual benefits in lieu of providing such notice.

Audit Committee

The Audit Committee of the Board currently comprises the three Non-Executive Directors – Roger Withers, Kathryn Revitt and David Mathewson (who is the chairperson). The Committee meets at least three times a year to consider aspects of internal control, accounting policies and the financial results. The Committee has also met with the external auditors without the presence of the Executive Directors.  The Audit Committee has a charter.

The Audit Committee reviews the effectiveness of the internal control environment of the Company. It receives reports and recommendations from the internal and external auditors which includes recommendations for improvement. The Audit Committee’s role in this area is confined to a high level review of the arrangements for internal control. Significant risk issues are referred to the Board for consideration, and the Committee is entitled to seek professional advice from outside the Company

A risk management programme is in place, supported by a comprehensive business control and risk self-assessment process and a business continuity plan. There is an ongoing process for identifying, evaluating and managing the Company’s significant risks. A Schedule of Strategic Risks is produced and maintained, and presented to the Audit Committee and Board.

David Mathewson is the Audit Committee’s Financial Expert, being a Chartered Accountant.

Remuneration Committee

A Remuneration Committee (the Committee) comprising the Non-Executive Directors only (Roger Withers, Kathryn Revitt and David Mathewson) was in place for the year ending 31 December 2002. None of the Committee has any personal financial interest (other than as a shareholder), conflicts of interest arising from cross-directorships or day to day involvement in the running of the business.  The Committee makes its proposals following consultation with the Managing Director (on remuneration other than his own) and is entitled to seek professional advice from outside the Company.

The Non-Executive Directors do not participate in any incentive, pension or benefit schemes of the Company (with the exception of David Mathewson whose benefits shown above are legacy payments relating to his service as an Executive Director in the preceding financial year) and their remuneration is determined by the Board.

The Committee aims to ensure that the remuneration packages offered to executive directors and senior management are designed to:

•

Be competitive and to attract, retain and motivate executives of the right calibre.

•

Reflect their responsibility.

•

Incorporate a significant element of pay linked to the achievement of key business objectives and increased shareholder value.

In considering its policy, the Committee has given full consideration to the provisions of the “Committee on Corporate Governance Combined Code: Principles of Good Governance and Code of Best Practice (June 1998)”.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

D. Employees

The information included in note 9 to the Financial Statements is incorporated herein by reference.

E. Share Ownership

No individual director has an interest in more than 1% of the Company’s share capital. In April 2001, March 2002 and April 2003, the Company granted the following directors and senior executives options to purchase the following number of shares:

	Ordinary Shares Subject to Option
	April 2001	March 2002	April 2003	Total
Granted & Outstanding
Colin McGill	1,500,000	1,500,000	1,500,000	4,500,000
Gary Speakman	1,200,000	1,200,000	1,200,000	3,600,000
	2,700,000	2,700,000	2,700,000	8,100,000

The April 2001 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1475 per share. The option is exercisable no earlier than 10 April 2004 and no later than 10 April 2011 and can only be exercised subject to the condition that the market value of a share shall not be less than £0.35 for a period of 5 dealing days at any time in the period of 6 months prior to the date the option is first exercised.

The March 2002 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1742 per share. The option is exercisable no earlier than 8 March 2005 and no later than 8 March 2012 and can only be exercised subject to the condition that the market value of a share shall not be less than £0.35 for a period of 5 dealing days at any time in the period of 6 months prior to the date the option is first exercised.

The April 2003 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1225 per share. The option is exercisable no earlier than 25 March 2006 and no later than 24 March 2013 and can only be exercised on the condition that the Earnings Per Share increases year-on-year by at least 20% in 2003, 15% in 2004 and 10% in 2005.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 7. Major Shareholders And Related Party Transactions

A. Major Shareholders

On June 25, 1991, the Company’s American Depository Receipts (“ADRs”) were delisted from the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) because the Company was not in compliance with the net worth requirements of NASDAQ.

Prior to the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Bank of Scotland owned 49.6% of the ordinary shares of the Company. As a result of the share issues that generated a substantial part of the funds used in this acquisition, the Bank of Scotland’s shareholding was diluted to 28.4%.

On 31 December 2002, 28.4% of the Company’s ordinary shares were beneficially owned by the Bank of Scotland (2001: 28.4%), 28.4% by Newby Manor Limited (2001: 28.4%), and 1.5% by officers and directors of the Company (2001: 1.3%).

The following table lists each person known to the Company to be the owner of 5% or more of the issued share capital of the Company as at 26 September 2003:

Title of class	Identity of shareholder	Amount owned	% of class

5p Ordinary shares	Bank of Scotland	168,282,663	28.4%
5p Ordinary shares	Newby Manor Limited	168,282,663	28.4%

So far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government, except to the extent that the Company’s two major shareholders own a combined total of 56.8% of its outstanding shares.  No shareholders have any special voting rights.

B. Related Party Transactions

Please see the information set forth in note 30 to the Financial Statements on page F-30.

C. Interests Of Experts And Counsel – No material interests.

Item 8. Financial Information

Please see the information set forth in the Financial statements on pages F-1 to F-43.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 9. The Offer And Listing

A. Offer And Listing Details

As of 25 June 1991, the Company’s American Depository Shares (“ADRs”) were delisted from the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) because the Company was not in compliance with the net worth requirements of NASDAQ.  The principal trading market for the Company's Ordinary Shares is the London Stock Exchange.  The Bank of New York is the depositary with respect to the ADRs.

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADRs as reported on the New York Stock Exchange composite tape:

	Ordinary Share		ADRs
	High	Low	High	Low
Year Ended	(UK pence)		(US$)

30 September 1998	1.7	0.6	.01	.01
30 September 1999	1.1	0.4	.38	.01
1 October to 31 December 1999	10.2	0.6	.14	.05
31 December 2000	34.1	3.8	.30	.05
31 December 2001	27.0	6.8	.38	.10
31 December 2002	18.0	9.5	.20	.17

2001
First Quarter	28.5	13.5	.38	.17
Second Quarter	16.5	7.3	.20	.11
Third Quarter	11.9	7.0	.17	.10
Fourth Quarter	13.7	6.8	.20	.11

2002
First Quarter	18.0	11.2	.25	.17
Second Quarter	16.3	12.0	.26	.15
Third Quarter	13.0	9.5	.15	.10
Fourth Quarter	15.5	10.5	.20	.15

2003
First Quarter	15.5	11.0	.21	.13

Monthly Figures
March 2003	14.3	11.5	.17	.14
April 2003	15.0	12.2	.20	.20
May 2003	15.5	14.0	.20	.17
June 2003	17.5	14.5	.25	.19
July 2003	16.3	15.5	.22	.20
August 2003	17.5	16.0	.31	.20

On September 26 2003, the closing price was 15.8p.

B. Plan Of Distribution – Not Applicable.

C. Markets – See Item 9A above.

D. Selling Shareholders – Not Applicable.

E. Dilution – Not Applicable.

F. Expenses Of The Issue – Not Applicable.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 10. Additional Information

A. Share Capital – Not Applicable.

B. Memorandum And Articles Of Association

The Company is a public limited company registered at Companies House, Edinburgh, Scotland having registration number 69140. In page one of the Memorandum of Association, there is set out the objects of the Company which are intentionally expressed in wide terms including a power to carry on business as a general commercial company and additionally to carry on the business of an investment holding company.

With respect to directors and powers to vote on any proposal, arrangement or contract in which the director is materially interested, regulation 90 (B) and (C) states that such director would be required to declare his or her interest in any contract with the Company and as such he or she would be debarred from voting or being counted in a quorum (of which three is the minimum number to conduct business at a directors’ meeting). However, there are provisions in regulation 90 for such person to be counted in a quorum and to have his or her vote included if the proposal concerning any other company is one in which he or she is interested and he or she does not hold 1% or more in the share capital of that other Company. Certain other provisions exist where a director is lending money to the Company and the Company grants security in return.

The Remuneration Committee (the Committee) comprising non-executive directors only exists to decide compensation payments to individual directors and meets regularly.  The Committee makes its proposals following consultation with the Managing Director (on compensation other than his own) and is entitled to seek professional advice from outside the Company, the non executive directors do not participate in any incentive, pension or benefit schemes of the Company and their own compensation is determined by the Board which requires a minimum quorum of 3 directors.

In Article 100 of the Articles of Association the Board of Directors may exercise all the powers of the Company to borrow money or charge any undertaking of the Company.

At every Annual General Meeting of shareholders, 1/3 of the directors or the number nearest to 1/3 are under obligation to retire from office but are eligible for re-election and those to retire are those who have been longest in office since their last appointment.  Section 293 of the Companies Act 1985 requires that any director seeking re-appointment and who has attained the age of 70 years must have such re-appointment approved by the shareholders and special notice of such Resolution is a requirement.

The directors of the Company are not subject to any minimum number of shares held qualification.

Prior to 23 December 2002, the Company had two classes of shares in existence, namely ordinary and deferred.  On that date, the deferred shares were cancelled, as set out in note 23 of the Financial Statements.  The ordinary shares have standard voting rights and rights to dividend payments, whereas the deferred shares held no voting or dividend rights.  The deferred shares conferred on the holders an entitlement to receive out of the assets of the Company available for distribution the amount paid on the deferred shares but only after payment shall have been made to the holders of ordinary shares the sum of £10,000 in respect of each ordinary share.

The directors have power to make calls upon shareholders in respect of any monies unpaid on their shares and no other liability exists.

The action necessary to change the rights of holders of shares would require the approval of shareholders in a General Meeting.  Each year a notice of Annual General Meeting is sent to all shareholders giving a minimum of 21 days notice of the proposed date of the meeting and the condition of admission to the meeting and/or to vote there at is that those shareholders who do not wish to attend but wish to appoint a proxy to vote on their behalf must have certified to the Company notice of that fact no later than 24 hours before the date of the meeting.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.  Under section 198 of the Companies Act 1985 there is a statutory obligation of disclosure for shareholders to notify the Company where such shareholder acquires 3% or more of the shares in the Company.

The Memorandum and Articles of Association do not contain any conditions relating to changes in the capital of the Company capable of being more stringent than is required by law.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

C. Material Contracts

A summary of material contracts entered into by the Company is as follows:

Vertex Data Science

Vertex supplies call centre services to Bet Direct.  Charges are based on the volume of calls handled. The contract is for five years from 1 July 2001. Early termination will trigger a payment of £300,000 in years one and two and £200,000 in years three through five.

The Littlewoods Organisation

Littlewoods  Gaming (formerly Littlewoods Leisure) has been licensed by The Littlewoods Organisation, at no cost, to use ‘Littlewoods’ as part of the Littlewoods Gaming branding for betting, gaming and lottery products.  The agreement will run until at least 3 September 2010 and can be terminated on or after that date with two years’ prior notice.

Arena Leisure PLC

During the 2002 financial year, the Company has entered into a sponsorship agreement with Arena Leisure PLC. The agreement provides that Arena will provide trackside and other advertising for the Company, as well as granting the right to be the principal sponsor of its All Weather Championship on its all weather race tracks. The period of the agreement is for 2 years from 1 May 2002, which period is extendable, by the period of any delay, if there is any delay in the launch of the Attheraces service that enables customers to place bets via interactive television. The cost of the agreement over the 2-year period is £1.2m.

D. Exchange Controls – None.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

E. Taxation

The following discussion of tax is intended only as a descriptive summary and it does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADRs. The statements of UK and US tax law set forth below are based (i) on the laws and the UK Inland Revenue practice and published Statements of Practice in force as of the date of this report, (ii) on existing US federal income tax law, including legislation, regulations, administrative rulings and court decisions as of the date of this report and (iii) on representations of the Depositary and the assumption that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms. The statements herein are subject to any changes occurring after the date of this report in UK or US law, or in the double tax conventions between the United States and the United Kingdom with respect to income and capital gains taxes (the "Income Tax Convention") and with respect to estates and gifts taxes (the "Estate Tax Convention").

United Kingdom Income Tax

Beneficial owners of ADRs who are resident in the United States are treated as the owners of the underlying Ordinary Shares for purposes of the Income Tax Convention and US federal income tax.

Under the current Income Tax Convention, a US resident individual or corporate holder of an Ordinary Share or ADR who or which satisfies the following conditions (an "Eligible US Holder"):

(i)

is resident in the United States for the purposes of the Income Tax Convention (and, in the case of a corporation, not also resident in the United Kingdom for UK tax purposes);

(ii)

is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company;

(iii)

whose holding of the Ordinary Shares or ADRs is not effectively connected with a permanent establishment in the United Kingdom through which such holder carries on a business or with a fixed base in the United Kingdom from which such holder performs independent personal services; and

(iv)

under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the United States will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by the Company, an amount equal to the tax credit available to UK resident shareholders in respect of such dividend (currently equal to one –ninth of the dividend paid), but subject to a notional withholding tax equal to 15% of the sum of the dividend paid and the tax credit. The withholding tax will exceed the tax credit and therefore no additional payment will result.

The amount of withholding tax is restricted to the amount of the tax credit and no additional withholding tax is due in situations where the withholding tax is more than the tax credit.

For example a dividend of 80 will entitle the holder to receive a tax credit of 8.89 (i.e. one-ninth of 80) and the amount of withholding tax will be limited to 8.89 (even though 15% of the gross dividend would be 13.33). The result is that no refund entitlement exists and there is no withholding tax due. As a consequence the payment will equal 80.

It is anticipated that almost all ADR holders will be subject to the above arrangements.

US shareholders who own less than 10% of the voting stock as portfolio investors, and who are entitled to a tax credit under the Income Tax Convention may elect to be treated as receiving an amount equal to the credit without affirmatively making a claim to the United Kingdom or obtaining a receipt therefrom. This election is made on Line 5 of Form 8833, which is to be filed with the portfolio investor's income tax return. Such an investor making this election will be treated as having received an additional dividend equal to the gross tax credit payment and as having paid the UK withholding tax on such tax credit payment.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

E. Taxation (continued)

United Kingdom Tax on Capital Gains

Under the current Income Tax Convention, the United States and the United Kingdom each may, in general, tax capital gains in accordance with the provisions of its domestic law. Under current UK law, residents of the United States who are not resident or ordinarily resident in the United Kingdom will not be subject to UK tax on capital gains made on the disposal of their ADRs or Ordinary Shares unless those ADRs or Ordinary Shares are held in connection with a trade carried on through a permanent UK establishment. A US holder of an ADR or Ordinary Share will be liable for US federal income tax on such gains in the same manner and to the same extent as on any other gains from the sale or exchange of stock.

United Kingdom Inheritance Tax

Under the current Estate Tax Convention, ADRs or Ordinary Shares held by an individual who for the purpose of the convention is domiciled in the United States and is not a national of the United Kingdom will not, provided any tax chargeable in the United States is paid, be subject to UK inheritance tax on the disposal of ADRs or Ordinary Shares by way of gift or upon the individual's death unless the ADRs or Ordinary Shares are part of the business property of a permanent UK establishment of the individual or, in the case of a holder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. In the exceptional case where the ADRs or Ordinary Shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double tax to be relieved by means of credit relief.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

Transfer of ADRs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside of, the United Kingdom.

Under the Finance Act 1986, a stamp duty reserve tax ("SDRT") of 1½% is payable on all transfers to the Depositary, or its nominee, of Ordinary Shares for inclusion in ADRs. Such SDRT is calculated on the purchase price or market value of the Ordinary Shares so transferred.

United States Federal Income Tax

For purposes of this discussion, a U.S. holder is a beneficial owner of Ordinary Shares or ADRs that is (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

Dividends.  Under the United States federal income tax laws, a U.S. holder must include in its gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). In addition, an eligible U.S. holder that elects as described above to be treated, with respect to the receipt of any such dividend, as having received a tax credit under the Income Tax Convention and as having paid the withholding tax due under the Income Tax Convention (an "electing U.S. holder"), must include the amount of the tax credit (not reduced by the amount of any deemed withholding tax) in this gross amount even though it does not in fact receive the credit.

The dividend is ordinary income that the U.S. holder must include in income when the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount that the U.S. holder must include in income will be the U.S. Dollar value of the dividend received (plus, if the holder is an electing U.S. holder, the dividend that it is deemed to receive) in British pounds, determined at the spot British pounds/U.S. Dollar rate on the date the dividend distribution is includible in the holder's income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into U.S. Dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the Ordinary Shares or ADRs and thereafter as capital gain.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

E. Taxation (continued)

Subject to certain limitations, the withholding tax that an electing U.S. holder is deemed to pay to the United Kingdom under the Income Tax Convention will be creditable against the holder's United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Capital Gains.  A U.S. holder that sells or otherwise disposes of Ordinary Shares or ADRs will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount realised and the holder's tax basis, determined in U.S. Dollars, in the Ordinary Shares or ADRs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

F. Dividends And Paying Agents – Not Applicable.

G. Statements By Experts – Not Applicable.

H. Documents On Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I. Subsidiary Information

Sportech plc heads the Group containing the companies listed in note 1(c) to the Financial Statements on page F-7. 100% of the ordinary shares of all of the companies are held by Sportech plc or by one of Sportech’s subsidiaries, and hence they are all included in the consolidated financial statements.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 11. Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company’s primary market risk exposure is interest rate risk. The following table provides information with respect to the Company’s fixed and flexible interest rate risks.  All loans have been entered into for trading purposes.

	Term Loan		Mezzanine Loan		Overdraft
Expected final maturity date before 31 December:	Floating rate principal (£m)	Weighted average floating rate (%)	Floating rate principal (£m)	Weighted average floating rate (%)	Floating rate principal (£m)	Weighted average floating rate (%)
2003	16.0	4.11	-	-	5.7	4.11
2004	16.0	4.11	-	-	-	-
2005	16.0	4.11	-	-	-	-
2006	16.0	4.11	-	-	-	-
2007	16.0	4.11	-	-	-	-
thereafter	14.0	4.11	26.0	4.11	-	-
Total	94.0		26.0		5.7

2002 fair value	94.0		26.0		5.7

2001 total	110.0		24.0		2.9
2001 fair value	110.0		24.0		2.9

The terms of the loan repayments for all loans are detailed in Note 20 of the Financial Statements. Interest on the loan facilities is based on floating interest rates based on LIBOR.

In 2003, interest rate risk remained the Company’s market risk exposure, and was not materially different to 2002 and 2001.

Hedging agreements

The Company has purchased an interest rate cap covering the balance on the Term Loan less £6m. The cap rate is 6%. A premium of £850,000 was paid to purchase the cap.  The cap runs until December 2005.

The fair value of the cap is detailed in Note 32(e) of the Financial Statements. The profile of the debt covered by the cap is detailed in Note 21 of the Financial Statements.

£6.0m of the Term loan is not covered by hedging arrangements as this portion of the term debt was originally scheduled to be repaid in 2001, but was not due to rescheduling of loan repayments. The Mezzanine loan is not covered by any hedge as the Company has the option to repay it at any time on giving the bank 30 days notice (see Note 20 of the Financial Statements).

Management has assessed the risk that the Bank of Scotland will not satisfy its obligations to the Company under the interest rate floor and cap on its consolidated financial statements and believes that there is no significant risk of default.

With effect from 31 March 2003, the Company entered into a further interest rate swap arrangement.  The swap covers £50.0m, fixing the rate at 3.5% until 31 March 2005.

The fair values of these derivatives is not materially different from the book value.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 12. Description Of Securities Other Than Equity Securities – None.

Item 13. Defaults, Dividend Arrearages And Delinquencies – None.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds – None.

Item 15. Controls And Procedures

The Managing Director and Finance Director, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this report, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this annual report and accounts was being prepared.

There were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Managing Director and Finance Director completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions.

Item 16A. Reserved

Item 16B. Reserved

Item 16C. Principal Accountant Fees And Services

	2001	2002
	£m	£m

Audit Fees	0.2	0.2
Audit-related Fees	-	-
Tax Fees	-	-
All other Fees	-	-

Selection of the Principal Accountant is the responsibility of the Audit Committee.  All work performed by the Principal Accountant has been by the Principal Accountant’s full-time permanent employees.

Item 17. Financial Statements

The information set forth in the Financial Statements on pages F-1 to F-43 is incorporated herein by reference.

Item 18. Financial Statements – Information provided in Item 17 in lieu of this item.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 19. Exhibits

1

Memorandum and Articles of Association, as amended on 17 April 2003.

2

n/a

3

n/a

4

Material Contracts:

4.1

Service Contract between David Mathewson and Sportech PLC dated 30 January 2002, incorporated by reference to exhibit 3.1.1 of the Company’s report on Form 20-F for the year ended December 31, 2001;

4.2

Contract of Employment between Colin McGill and Sportech PLC dated 25 May 2000, incorporated by reference to exhibit 3.1.2 of the Company’s report on Form 20-F for the year ended December 31, 2001;

4.3

Betting Agency Services Agreement between Vertex Data Sciences Limited and Littlewoods Promotions Limited dated 29 March 2001, incorporated by reference to Exhibit 3.1.6 of the Company’s report on Form 20-F for the year ended December 31, 2000;

4.4

Revised Trade Mark License Agreement between the Littlewoods Organisation Plc and Littlewoods Promotions Limited dated 4 September 2000, incorporated by reference to Exhibit 3.1.8 of the Company’s report on Form 20-F for the year ended December 31, 2000;

4.5

Agreement between the Football League Limited, the Scottish Football League, the Football Association Premier League Limited, the Scottish Premier League Limited, Littlewoods Promotions Limited, Vernons Promotions Limited and Zetters International Pools Limited dated 12 April 2000, incorporated by reference to Exhibit 3.1.10 of the Company’s report on Form 20-F for the year ended December 31, 2000;

4.6

Operating Agreement between Rehab, Littlewoods Lotteries Limited, UKCL Limited, Littlewoods of Liverpool Limited, The Rehab Group and Littlewoods Leisure Limited, dated 8 February 2000, incorporated by reference to Exhibit 3.1.11 of the Company’s report on Form 20-F for the year ended December 31, 2000;

4.7

Sponsorship Agreement between Arena Leisure PLC and Littlewoods Promotions Limited dated 15 April 2002, incorporated by reference to exhibit 3.1.8 of the Company’s report on Form 20-F for the year ended December 31, 2001;

4.8

An underlease agreement between Sportech PLC and Northern Trust Company Limited dated 8 January 2002, incorporated by reference to exhibit 3.1.9 of the Company’s report on Form 20-F for the year ended December 31, 2001;

4.9

Supplementary Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002;

4.10

Supplementary Mezzanine Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002;

4.11

Supplemental Facility Letter dated 24 September 2002 between Sportech PLC and the Governor and Company of the Bank of Scotland setting out amendments to the Supplemental Facility Letter dated 10 August 2000;

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

Item 19. Exhibits (continued)

4.12

Supplementary Intercreditor Deed between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002;

4.13

Second Supplementary Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003;

4.14

Second Supplementary Mezzanine Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003;

4.15

Supplemental Facility Letter dated 25 March 2003 between Sportech PLC and the Governor and Company of the Bank of Scotland setting out amendments to the Supplemental Facility Letter dated 10 August 2000 (as amended on 24 September 2002);

4.16

Second Supplementary Intercreditor Deed between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003;

5

n/a

6

n/a

7

n/a

8

Note 1(c) to the Financial Statements contains a list of subsidiaries, and is incorporated herein by reference.

9

n/a

1

n/a

2

n/a

3

The Financial Statements on pages F-1 to F-43.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/

SPORTECH PLC

GARY SPEAKMAN

29 September 2003

(Registrant)

(Signature)

(Date)

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

#

CERTIFICATION OF MANAGING DIRECTOR

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sportech PLC (“the Company”) on Form 20-F for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (“the Report”), I, Colin McGill, Managing Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 29th day of September 2003.

 /s/ __________________

Colin McGill

Managing Director

CERTIFICATION OF FINANCE DIRECTOR

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sportech PLC (“the Company”) on Form 20-F for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (“the Report”), I, Gary Speakman, Finance Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 29th day of September 2003.

 /s/ __________________

Gary Speakman

Finance Director

CERTIFICATIONS – MANAGING DIRECTOR

I, Colin McGill, certify that:

1. I have reviewed this annual report on Form 20-F of Sportech plc:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/

Colin McGill

Managing Director

Date:            29 September 2003

CERTIFICATIONS – FINANCE DIRECTOR

I, Gary Speakman, certify that:

1. I have reviewed this annual report on Form 20-F of Sportech plc:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/

Gary Speakman

Finance Director

Date:            29 September 2003

EXHIBIT 12

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

UK company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

-

select suitable accounting policies and apply them consistently;

-

make judgements and estimates that are reasonable and prudent;

-

state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

-

prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company

will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

PricewaterhouseCoopers LLP 8 Princes Parade, St. Nicholas Place Liverpool ,L3 1QJ

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sportech plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Sportech plc and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 32 to the consolidated financial statements.

As discussed in Note 3 to the consolidated accounts, the Group changed its method of accounting for deferred taxes in 2002 in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 31 December 2001 and 2000, and for the years then ended.

/s/

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Liverpool, England

14 March 2003

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 December 2002

(£m except for share data)

		2000 (restated)	2001 (restated)	2002
	Notes	£m	£m	£m

Group turnover	4	63.0	183.3	195.3

Cost of sales		(46.9)	(129.3)	(139.4)

Gross profit		16.1	54.0	55.9

Net operating (expenses)/income	6	10.3	(45.4)	(44.5)

Operating profit before restructuring costs, amortisation of goodwill and other operating income		3.2	17.5	22.2
Restructuring costs	6	(1.8)	-	(2.0)
Amortisation of goodwill	13	(2.8)	(8.9)	(8.8)
Other operating income	7	27.8	-	-

Operating profit		26.4	8.6	11.4

Discount on redemption of loan stock		3.9	-	-
Profit on sale of tangible fixed assets	6	-	-	1.4
Net interest payable and similar items	8	(2.9)	(9.2)	(8.2)

Profit/(loss) on ordinary activities before taxation		27.4	(0.6)	4.6

Tax on profit/(loss) on ordinary activities	11	(2.9)	(2.1)	(1.7)

Retained profit/(loss) for the financial period	23	24.5	(2.7)	2.9

Earnings per share
Basic and diluted	12	5.2p	(0.5)p	0.5p

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31 December 2002

		2000 (restated)	2001 (restated)	2002
	Notes	£m	£m	£m

Total recognised gains and losses relating to the year		24.5	(2.7)	2.9

Prior period adjustment	3			1.3

Total recognised gains and losses since the last annual report				4.2

All operations are continuing.

The profit and loss accounts and statements of total recognised gains and losses are stated in £ sterling.

The accompanying notes on pages F-7 to F-43 are an integral part of these financial statements.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

CONSOLIDATED BALANCE SHEET

as at 31 December 2002

		2001 (restated)	2002
	Notes	£m	£m

FIXED ASSETS
Intangible assets	13	161.8	155.1
Tangible assets	14	7.2	8.5
		169.0	163.6

CURRENT ASSETS
Stock	16	0.2	0.1
Debtors
- due within one year	17	5.7	8.3
- due after more than one year	17	1.6	1.0
Cash at bank and in hand	18	12.9	6.0
		20.4	15.4

CREDITORS:
Amounts falling due within one year	19	(42.9)	(43.5)

NET CURRENT (LIABILITIES)		(22.5)	(28.1)

TOTAL ASSETS LESS CURRENT LIABILITIES		146.5	135.5

CREDITORS:
Amounts falling due after more than one year	20	(117.9)	(104.0)

PROVISIONS FOR LIABILITIES AND CHARGES	22	-	-

		28.6	31.5

CAPITAL AND RESERVES
Called up share capital	23	30.5	29.6
Share premium account	23	47.1	-
Profit and loss account	23	(49.0)	1.9

TOTAL SHAREHOLDERS FUNDS (including non-equity interests)		28.6	31.5

The balance sheets are stated in £ sterling.

The accompanying notes on pages F-7 to F-43 are an integral part of these financial statements.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2002

		2000	2001	2002
	Notes	£m	£m	£m

Net cash inflow from operating activities	24	33.2	15.7	18.1

Returns on investments and servicing of finance:
Interest received		0.6	0.4	0.2
Interest paid		(2.8)	(10.2)	(8.3)
Issue cost of new bank loans		(0.4)	-	-
Purchase of interest rate cap		-	(0.9)	-

Net cash outflow from returns on investments and servicing of finance		(2.6)	(10.7)	(8.1)

Taxation		(2.2)	(4.3)	(2.6)

Capital expenditure:
Purchase of tangible fixed assets		(0.3)	(2.0)	(4.1)
Purchase of intangible fixed assets		-	-	(0.8)
Sale of tangible fixed assets		-	0.2	2.6

Net cash outflow from capital expenditure and financial investment		(0.3)	(1.8)	(2.3)

Acquisitions:	15
Acquisition of Littlewoods Gaming (formerly Littlewoods Leisure)		(162.5)	-	-
Acquisition of Zetters Pools business		-	-	(1.4)
Acquisition expenses		(1.6)	-	(0.1)
Net cash acquired		2.3	-	0.7

Net cash outflow from acquisitions		(161.8)	-	(0.8)

Cash (outflow)/inflow before management of liquid resources and finance		(133.7)	(1.1)	4.3

Financing:
Issue of ordinary share capital		28.7	-	-
Expenses of share issue		(0.8)	-	-
Net loans taken/(repaid)		122.7	(6.0)	(14.0)
Net cash (outflow)/inflow from financing		150.6	(6.0)	(14.0)

(Decrease)/increase in net cash		16.9	(7.1)	(9.7)

The cash flow statements are stated in £ sterling.

The accompanying notes on pages F-7 to F-43 are an integral part of these financial statements.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary share capital	Deferred share capital	Share premium account	Profit and loss account reserve (restated)	Total (restated)
Notes	£m	£m	£m	£m	£m

Balance as at 31 December 1999	12.7	0.9	36.1	(70.8)	(21.1)
Issue of share capital	16.9	-	11.8	-	28.7
Cost of share issue	-	-	(0.8)	-	(0.8)
Retained profit	-	-	-	24.5	24.5

Balance as at 31 December 2000	29.6	0.9	47.1	(46.3)	31.3
Issue of share capital	-	-	-	-	-
Cost of share issue	-	-	-	-	-
Retained loss	-	-	-	(2.7)	(2.7)

Balance as at 31 December 2001	29.6	0.9	47.1	(49.0)	28.6
Cancellation of deferred share capital 23	-	(0.9)	-	0.9	-
Transfer of share premium account 23			(47.1)	47.1
Issue of share capital	-	-	-	-	-
Cost of share issue	-	-	-	-	-
Retained profit	-	-	-	2.9	2.9

Balance as at 31 December 2002 23	29.6	-	-	1.9	31.5

The consolidated statements of changes in shareholders’ equity are stated in £ sterling.

The accompanying notes on pages F-7 to F-43 are an integral part of these financial statements.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.

Basis of Consolidated Financial Statements

a)

General

Unless the context indicates otherwise, the “Company”, “Group” and “Sportech” refer to Sportech Plc and its subsidiaries collectively.  On 4 September 2000, Sportech acquired Littlewoods Gaming (formerly Littlewoods Leisure), which comprised the football pools, fixed odds betting and charity lottery management businesses of The Littlewoods Organisation PLC. Consequent to this acquisition the focus of the business has changed to that sector and the Company changed its name from Rodime PLC to Sportech PLC.

Until the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company’s principal activity was the licensing and exploitation of its patents covering disk drive technology and its principal objective was to collect royalties from third parties on the manufacture and sale of disk drives in respect of which the Company holds patents registered in the United States, Canada, and major European countries. Subsequent to 4 September 2000 the core activities of the Company have been extended to the operation of football pools, games, lotteries and sports betting. The Company operates almost exclusively within the United Kingdom and expects that a large portion of its profits will be generated by one business stream, football pools.

Amounts in the accompanying consolidated financial statements are expressed in £sterling in millions unless otherwise indicated.  At 31 December 2002, the United States dollar exchange rate for pounds sterling was $1.61 = £1 (31 December 2001, $1.45 = £1).

b)

Generally accepted accounting principles

The accompanying financial statements have been prepared on the historical cost basis in conformity with accounting practices generally accepted in the United Kingdom which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”), see note 32 for details of these differences.

The accompanying financial statements do not represent the statutory financial statements of the Company which are presented in accordance with the form and contents requirements of the UK Companies Act 1985 and filed with the registrar of companies in Scotland. The financial statements have been prepared on a going concern basis.

c)

Subsidiaries included in the consolidation

These financial statements consolidate the results of Sportech PLC and the wholly owned subsidiaries listed below.

Name of company	Incorporated in…	Nature of business
Littlewoods Gaming Limited (formerly Littlewoods Leisure Limited) *	England & Wales	Intermediate holding company
Littlewoods Promotions Limited	England & Wales	Betting & gaming
Littlewoods Leisure Marketing Services Limited	England & Wales	Dormant
Littlewoods Competitions Company Limited	England & Wales	Dormant
Littlewoods Lotteries Limited	England & Wales	Management of charity lotteries
Littlewoods Pools Limited	England & Wales	Dormant
Littlewoods of Liverpool Limited	England & Wales	Asset hiring
Bet 247 Limited	England & Wales	Gaming
Littlewoods Leisure.com Limited	England & Wales	Dormant
UKCL Limited	England & Wales	Dormant
Rodime Technologies Limited *	Scotland	Dormant
Littlewoods Isle of Man Limited *	Isle of Man	Gaming
Littlewoods Alderney Limited	Alderney	Gaming
Littlewoods Bet Direct Limited	England & Wales	Dormant
Sportech Trustees Limited *	England & Wales	Pension fund trustee

* - Held directly by Sportech plc

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of Significant Accounting Policies

A summary of the more important group accounting policies is set out below. With the exception of the policy for providing for deferred tax, these have been applied consistently throughout the year and the preceding period.

a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are 100% owned. All intercompany balances have been eliminated on consolidation. The results of subsidiary undertakings are included from the date of acquisition.

b)

Change in accounting policies

The Group has adopted FRS 19, Deferred Tax, in these financial statements.  The impact of adopting FRS 19 is given in note 3.

c)

Turnover

Turnover represents:

•

The value of entry fees receivable in respect of football pools based on the date of the event

•

The value of bets received in relation to fixed odds betting based on the date of the event

•

Gross gaming yield received from casino gaming activities based on the date of the event

•

The value of goods and services sold to external customers, including management fees to registered charities for the management of charity lotteries, exclusive of value added tax.

Management fees to registered charities for the management of charity lotteries are based on sales estimates. Sales estimates are calculated by reference to the number of prizes paid for the lotteries concerned if the tickets have been distributed to external vendors without EPOS systems, or on actual sales made by external vendors with EPOS systems. Final sales for each lottery are based on actual cash collected by external vendors. Each lottery may be active over a period encompassing one to three financial years. Any difference between the estimated sales and the final cash sales is adjusted in the year in which the final lottery position is determined.

Income arising from the company’s patents is accounted for either when agreement is reached for a non-refundable lump sum settlement or, in the case of running royalties, when the product to which the royalty relates is manufactured or sold by licensees in the USA.

a)

Deferred income

Deferred income is recognised as the value of entry fees receivable in respect of competitions and sporting events held subsequent to the end of the financial period.

b)

Patents and patent costs

Patent costs (including those relating to pending applications) are expensed as incurred. The value of the Company’s intellectual property is not reflected in the balance sheet.

c)

Deferred taxation

Deferred tax is provided in full on all timing differences which result in either an obligation at the balance sheet date to pay more tax or a right to pay less tax. Deferred tax assets are only recognised to the extent that it is more likely than not they will crystallise. Assets and liabilities are calculated at rates expected to apply when they crystallise, and are not discounted.

d)

Stock

Stock is valued at the lower of cost and estimated realisable value. Cost is based on the first in, first out method of valuation.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.

Summary of Significant Accounting Policies (continued)

e)

Foreign currencies

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Profits and losses on foreign exchange transactions, relating to the supply of merchandise are taken through the profit and loss account in the period in which they arise.

f)

Tangible fixed assets

Tangible fixed assets are carried at historical cost less accumulated depreciation.

g)

Depreciation

Depreciation is provided on a straight-line basis to write off the cost of fixed assets over their anticipated useful lives at the annual rates set out in “Item 5A - Operating Results”.

h)

Goodwill and other intangible fixed assets

Goodwill arising on consolidation represents the excess of the fair value of consideration given over the fair value of the separable net assets acquired. Goodwill is capitalised and is amortised on a straight-line basis over the shorter of 20 years or the anticipated life of the goodwill.

Other intangible fixed assets comprises externally generated costs incurred in respect of developing interactive television gaming products. These costs are amortised through the profit & loss account over their estimated useful lives (5 years) once trading has commenced.

i)

Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11, Impairment of Fixed Assets and Goodwill.  Any impairment would be recognised in the profit and loss account in the year in which it occurs.

j)

Leased assets

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

k)

Pension contributions

Contributions to employees defined contribution schemes are charged to the profit and loss account as incurred. The Group has adopted the transitional arrangements of FRS 17. For the defined benefits scheme, pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the Group benefits from the employees services. The effects of variations from regular cost are spread over the expected average remaining service lives of members of the scheme.

l)

Financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign currency risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

m)

Website development costs

In line with UITF Abstract 29 ‘Website development costs’, the Group has capitalised design and development costs relating to the on-line Casinos.  These costs are amortised over their anticipated useful lives of four years.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Prior period adjustment

The group has adopted FRS 19, Deferred Tax, in these financial statements.  Accordingly, full provision has been made for deferred tax.  Corresponding figures for prior periods have been adjusted to reflect this change in accounting policy.  A summary of the effect of this change is as follows:

		2000			2001		2002
	As previously stated	Adjustment	As restated	As previously stated	Adjustment	As restated	Effect
	£m	£m	£m	£m	£m	£m	£m

(Loss) / profit on ordinary activities before tax	27.4	-	27.4	(0.6)	-	(0.6)	-
Taxation	(4.6)	1.7	(2.9)	(1.7)	(0.4)	(2.1)	(0.6)
(Loss) / profit on ordinary activities after tax	22.8	1.7	24.5	(2.3)	(0.4)	(2.7)	(0.6)

Earnings per share:
- basic and diluted	4.8p	(0.5p)	4.3p	(0.4p)	(0.1p)	(0.5p)	(0.1p)

Goodwill	169.8	(0.3)	169.5	162.1	(0.3)	161.8	-

Deferred tax asset	-	2.0	2.0	-	1.6	1.6	(0.6)

P&L account reserve at 1 January	(70.8)	-	(70.8)	(48.0)	1.7	(46.3)	-
Profit for the year	22.8	1.7	20.2	(2.3)	(0.4)	(2.7)	(0.6)
P&L account reserve at 31 December	(48.0)	1.7	(46.3)	(50.3)	1.3	(49.0)	(0.6)

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.

Turnover

	2000	2001	2002
	£m	£m	£m
Generated from the United States:
Patent income – running royalties	-	-	-

Generated from the United Kingdom:
Football pools	43.8	119.0	100.8
Sports betting	14.6	51.8	83.1
Games and lotteries	4.6	12.5	11.4
	63.0	183.3	195.3

3.

Segmental information

	2000	2001	2002
	£m	£m	£m
Profits/(losses)
Generated from the United States:
Patent income	29.6	(0.6)	-
Generated from the United Kingdom:
Football pools	6.8	23.2	25.6
Sports betting	(1.3)	(4.0)	(2.0)
Games and lotteries *	(0.3)	0.5	0.9
Interactive	-	(1.6)	(2.3)
Operating profit before restructuring costs and amortisation of goodwill	34.8	17.5	22.2

Restructuring costs **	(1.7)	-	(2.0)
Amortisation of goodwill **	(2.8)	(8.9)	(8.8)
Operating profit	30.3	8.6	11.4

Profit on sale of tangible fixed assets	-	-	1.4
Net interest payable and similar items	(2.9)	(9.2)	(8.2)

Profit/(loss) before taxation	27.4	(0.6)	4.6

Net assets
Football pools		43.2	48.8
Sports betting		(10.6)	(12.0)
Games and lotteries		(2.8)	(2.1)
Interactive		(1.2)	(3.2)
Patents		-	-
		27.3	31.5

* - included within this in 2002 is £0.5m profit on sale of Pull Tabs lottery business

** - principally football pools

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.

Net operating (expenses)/income

	2000	2001	2002
	£m	£m	£m

Distribution costs	(0.1)	(0.1)	(0.1)

Amortisation of goodwill on acquisitions	(2.8)	(8.9)	(8.8)
Restructuring costs	(1.8)	-	(2.0)
Other administrative expenses	(12.8)	(36.4)	(33.6)
Administrative expenses	(17.4)	(45.3)	(44.4)

Other operating income (note 7)	27.8	-	-

Net operating (expenses)/income	10.3	(45.4)	(44.5)

The restructuring costs in 2000 largely comprise redundancy costs in respect of the integration of Littlewoods Gaming (formerly Littlewoods Leisure) and the closure of the Edinburgh office of Sportech following the acquisition.

The restructuring costs in 2002 relate to the introduction during the year of new technology for the marking of football pools coupons.  This technology is less labour and space intensive than the technology it replaced.  In consequence, there was a significant reduction in staff requirements, and the restructuring costs of £2.0m comprise £1.8m of redundancy payments and £0.2m of other costs.  The smaller scale of new coupon processing equipment also enabled processing to be concentrated in one of two pools processing buildings.  The surplus land and building were sold for redevelopment generating proceeds of £2.0m and realising an exceptional gain on disposal of £1.4m.

5.

Other operating income

	2000	2001	2002
	£m	£m	£m

Proceeds from settlement of Seagate litigation	27.8	-	-

On 18 November 1992 the Company initiated litigation against Seagate Inc. in the United States District Court for the Central District of California seeking damages for wilful infringement by Seagate of the Company’s ‘383 patent and for unfair competition and interference with prospective economic advantage.

In January 2000, on the advice of its lawyers, Sportech agreed to participate in mediation discussions with Seagate. As a result of the mediation, Sportech and Seagate agreed to settle their dispute, without admission of liability by either party, and Seagate paid to Sportech the sum of £27.8m ($45m) in full and final settlement of Sportech’s claims under its ‘383 patent.

6.

Net interest payable and similar items

	2000	2001	2002
	£m	£m	£m

Interest payable on bank loans and overdrafts	(3.5)	(9.6)	(8.3)
Interest receivable	0.6	0.4	0.2
Amortisation of loan arrangement fee	-	-	(0.1)
	(2.9)	(9.2)	(8.2)

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.

Staff costs

	2000	2001	2002
	Number	Number	Number
Average number of monthly employees comprised:
Sales and marketing	124	120	109
Operations and distribution	370	344	281
Administration	152	164	164
	646	628	554

	£m	£m	£m
Their aggregate remuneration comprised:
Wages and salaries	4.5	10.5	11.0
Social security costs	0.4	0.9	0.9
Other pension costs	0.5	0.8	0.6
	5.4	12.2	12.5

On average, less than 40% of the Company’s employees are temporary employees.

Substantially all of the Company’s employees are located in the United Kingdom.

1.

Directors’ remuneration

	2000	2001	2002
	£’000	£’000	£’000

Emoluments	1,195	583	540
Defined benefit scheme contributions	27	49	25
Compensation for loss of office	-	30	-
	1,222	662	565

Fees paid to third parties	47	114	25

Emoluments paid to the highest paid director are as follows:
Aggregate emoluments	606	261	261
Company contributions to a personal defined contribution benefit plan	12	11	14

David Mathewson is the Audit Committee’s Financial Expert.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.

Tax on profit/(loss) on ordinary activities

	2000 (restated)	2001 (restated)	2002
	£m	£m	£m
Current tax:
UK corporation tax – on trading profits	4.6	1.7	3.2
Adjustments in respect of prior periods	-	-	(2.1)
Total current tax	4.6	1.7	1.1

Deferred tax
Current year	(1.7)	0.4	0.5
Adjustments in respect of prior periods	-	-	0.1
Total deferred tax	(1.7)	0.4	0.6

Total taxation charge	2.9	2.1	1.7

The current tax for the period is lower (2001: higher) than the standard rate of corporation tax in the UK (30%).  The differences are explained below:

	2000 (restated)	2001 (restated)	2002
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	27.4	(0.6)	4.6

Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	8.2	(0.2)	1.4
Effects of:
Tax impact of disallowable goodwill write off	0.9	2.7	2.6
Tax impact of fair value adjustments	(2.6)	(0.5)	-
Tax benefit of unutilised losses	(3.9)	-	-
Other permanent differences	0.3	0.1	(0.3)
Origination and reversal of timing differences	1.7	(0.4)	(0.5)
Adjustments to tax in respect of prior periods	-	-	(2.1)
Total current tax	4.6	1.7	1.1

3.

Earnings per share

The calculations of earnings per share are based on the following profits attributable to ordinary shareholders and the weighted average numbers of shares.
	2000 (restated)	2001 (restated)	2002

Earnings (£m)	24.5	(2.7)	2.9

Weighted average number of shares (‘000)	471,148	592,074	592,074

Basic and diluted earnings per share (p)	5.2	(0.5)	0.5

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.

Intangible fixed assets

	Goodwill	Other	Total
	£m	£m	£m

Cost:
At I January 2001 (restated)	172.3	-	172.3
Additions	1.2	-	1.2
At 31 December 2001 (restated)	173.5	-	173.5
Additions	1.3	0.8	2.1
At 31 December 2002	174.8	0.8	175.6

Amortisation:
At I January 2001	2.8	-	2.8
Provided during the period	8.9	-	8.9
At 31 December 2001	11.7	-	11.7
Provided during the period	8.8	-	8.8
At 31 December 2002	20.5	-	20.5

Net book value:
At 31 December 2000 (restated)	169.5	-	169.5
At 31 December 2001 (restated)	161.8	-	161.8
At 31 December 2002	154.3	0.8	155.1

The closing balance as at 31 December 2001 represents the goodwill arising on the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure, see note 15(a)) which is being amortised on a straight-line basis over 20 years. This is the period over which the directors estimate that the values of the underlying businesses are expected to exceed the values of the underlying assets.

The addition to goodwill in the year ended 31 December 2002 relates to the acquisition of the Zetters Pools business (see note 15(b)).  This is being amortised on a straight-line basis over 3 years from the date of acquisition.  This is the period over which the Directors estimate that the values of the underlying business are expected to exceed the values of the underlying assets.

The addition to “other” in the year ended 31 December 2002 relates to costs incurred in respect of developing interactive television gaming products.  These will be amortised over their estimated useful lives of 5 years once trading has commenced.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.

Tangible fixed assets

	Long Leasehold Land & Buildings	Plant & Machinery	Work in Progress	Total
	£m	£m	£m	£m

Cost:
At 1 January 2001	1.1	8.8	-	9.9
Additions	-	0.9	1.1	2.0
Disposals	-	(0.1)	-	(0.1)
At 31 December 2001	1.1	9.6	1.1	11.8
Additions	1.2	2.6	0.3	4.1
Acquisition of Zetters Pools business (see note 15(b))	0.1	0.1	-	0.2
Reclassification	-	1.1	(1.1)	-
Disposals	(0.6)	(0.1)	-	(0.7)
At 31 December 2002	1.8	13.3	0.3	15.4

Depreciation:
At 1 January 2001	-	1.2	-	1.2
Provided during the period	-	2.2	-	2.2
Impairment charged to fair value (see notes 13 & 15(a))	-	1.2	-	1.2
Disposals	-	-	-	-
At 31 December 2001	-	4.6	-	4.6
Provided during the period	0.1	2.3	-	2.4
Disposals	-	(0.1)	-	(0.1)
At 31 December 2002	0.1	6.8	-	6.9

Net book value:
At 31 December 2000	1.1	7.6	-	8.7
At 31 December 2001	1.1	5.0	1.1	7.2
At 31 December 2002	1.7	6.5	0.3	8.5

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.

(a) Acquisition of Littlewoods Gaming (formerly Littlewoods Leisure)

On 4 September 2000 Sportech PLC acquired the whole of the share capital of Littlewoods Promotions Limited, Littlewoods Leisure Marketing Services Limited, Littlewoods Competitions Company Limited and Littlewoods Lotteries Limited, which companies together with their subsidiaries collectively comprised the Leisure division of The Littlewoods Organisation PLC. The purchase consideration was £162.5m satisfied by cash. Goodwill arising on the acquisition of these companies was capitalised and included within intangible fixed assets (see note 13). As indicated in the 2000 financial statements, the provisional fair value adjustments were finalised during 2001.  As a result further adjustments were made.

An analysis of these adjustments is as follows:

	Originally assessed fair value	Adjustments	Final fair value to group
	£m	£m	£m

Tangible fixed assets	9.6	(1.2)	8.4
Stock	0.3	-	0.3
Trade debtors	3.8	-	3.8
Other debtors	1.9	-	1.9
Prepayments	5.0	-	5.0
Deferred tax (restated, see note 3)	0.3	-	0.3
Cash	6.4	-	6.4
Total assets	27.3	(1.2)	26.1

Bank overdrafts	(4.1)	-	(4.1)
Trade creditors	(4.8)	-	(4.8)
Corporation tax	(3.4)	0.3	(3.1)
Other taxes	(4.9)	(0.2)	(5.1)
Accruals and deferred income	(18.3)	(0.1)	(18.4)
Total liabilities	(35.5)	-	(35.5)

Net (liabilities) acquired	(8.2)	(1.2)	(9.4)

Acquisition costs			(1.6)
Goodwill			173.5

Discharged by cash			162.5

The reasons for the further adjustments made were as follows:

•

Tangible fixed assets and other taxes – the carrying values of hand held pools bet capture equipment were written down to their recoverable amount following an impairment review in accordance with the requirements of FRS 11. This follows a re-assessment of the number of terminals being actively used by pools collectors.

•

Corporation tax – adjustment made to reflect the agreement of prior year corporation tax assessments with the Inland Revenue.

•

Accruals and deferred income – adjustment made to reflect liabilities in respect of the management of charity lotteries not identified at the time of the original fair value exercise.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

(b) Acquisition of Zetters Pools business

On 29 August 2002 Sportech PLC acquired the Football Pools business of Zetters International Pools Limited. The purchase consideration was £1.4m satisfied by cash. Goodwill arising on the acquisition of this business has been capitalised and included within intangible fixed assets and amortised over 3 years (see note 13). An analysis of the acquisition is as follows:

	Book value	Fair value adjustments	Fair value
	£m	£m	£m

Tangible fixed assets	0.2	-	0.2
Prepayments	0.2	-	0.2
Cash	0.7	-	0.7
Total assets	1.1	-	1.1

Trade creditors	(0.2)	-	(0.2)
Accruals and deferred income	(0.7)	-	(0.7)
Total liabilities	(0.9)	-	(0.9)

Net assets acquired	0.2	-	0.2

Acquisition costs			(0.1)
Goodwill (see note 13)			1.3

Discharged by cash			1.4

The acquired business has contributed £1.8m to turnover and £0.4m to operating profit for the year ended 31 December 2002.

1.

Stock

	2001	2002
	£m	£m

Consumable stores	0.2	0.1

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.

Debtors

	2001 (restated)	2002
	£m	£m
Amounts falling due within one year:
Trade debtors	2.5	1.8
Provision for bad debts	(1.2)	(0.2)
Other debtors	1.2	0.8
Prepayments	3.2	5.9
	5.7	8.3

Amounts falling due after more than one year:
Deferred tax	1.6	1.0

Deferred tax comprises:
Accelerated capital allowances	1.5	1.0
Short term timing differences	0.1	-
	1.6	1.0

Movement in deferred tax:
At 1 January 2001 as previously stated		-
Prior period adjustment (note 3)		2.0
At 1 January 2001 as restated		2.0
Amount charged to profit and loss		(0.4)
At 31 December 2001		1.6
Amount charged to profit and loss		(0.6)
At 31 December 2002		1.0

3.

Cash

		2001	2002
		£m	£m

Cash balances held on behalf of registered charities	(a)	1.2	1.7
Cash balance constituting committed security	(b)	3.3	2.3
Cash balance constituting security for gaming licence	(c)	-	2.0
Other cash balances		8.4	-
		12.9	6.0

(a)

Cash balances held on behalf of registered charities relate to the sale of Charity Scratchcards in respect of charity lotteries which have not reached their final sale date and for which proceeds have not been passed to the charities concerned.

(b)

The cash balance constituting committed security relates to deferred payments which must be made under a contractual obligation of a subsidiary company.  The contract is with Rehab Charity Lotteries, and relates to the running of charity lotteries.

(c)

The cash balance constituting security for gaming licence represents a deposit made into an Isle of Man bank account which was required to obtain a gaming licence in the Isle of Man for the on-line casino.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Creditors: amounts falling due within one year

	2001	2002
	£m	£m

Current instalments due on loans	15.9	15.9
Bank overdrafts	2.9	5.7
Trade creditors	4.1	4.6
Corporation tax	2.9	1.4
Other taxes and social security costs	4.0	2.8
Accruals and deferred income	13.1	13.1
	42.9	43.5

2.

Creditors: amounts falling after more than one year

	2001	2002
	£m	£m

Bank loans	117.9	104.0

Bank loans are repayable as follows:

	2001	2002
	£m	£m

2003	15.9	15.9
2004	25.5	16.0
2005	31.2	16.0
2006	37.2	16.0
2007	24.0	16.0
2008	-	40.0
	133.8	119.9

In order to finance the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) loans and overdrafts were arranged with and drawn from the Bank of Scotland. In respect of the loans, two separate loan facilities were negotiated:

•

The first facility was for £110.0m repayable over 5 years commencing 18 months from the draw down of the loan.  £16m of scheduled payments were made in 2002 (2001: £nil). The repayment terms of this loan have been renegotiated during the financial year and the loan is now repayable by 31 December 2008.

•

The second was a facility for £30.0m repayable, in whole or in part, at the Company’s discretion at 30 days notice but with a fixed repayment date, if this option was not exercised, of 31 December 2006. The repayment terms of this loan have also been renegotiated during the financial year, and the loan is now repayable by 31 December 2008.  No repayments were made during the year (2001: £6.0m).

During the financial year, further loans and working capital facilities have been agreed with the Bank of Scotland to assist in the financing of the Group’s investment in Interactive Developments:

•

Loan facilities of £11.0m have been made available to the Company repayable, in whole or in part, at the Company’s discretion but with a fixed repayment date, if this option was not exercised, of 31 December 2008.  £2m has been drawn against this facility during the year.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Financial instruments

The Group’s financial instruments, other than derivatives, comprise bank loans, bank overdraft and cash and term bank deposits, as well as trade debtors and creditors that arise directly from its operations. The main purpose of these financial instruments is to provide finance for the Group’s future operations and potential acquisitions.

The Group also enters into derivatives transactions (principally interest rate swaps, caps and floors, and forward foreign currency contracts). The purpose of such transactions is to manage the interest and currency risks arising from the Group’s operations and its sources of finance.

The main risks arising from the Group’s financial instruments are interest rate risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.  Short-term debtors and creditors have been excluded from all the following disclosures, in accordance with FRS 13, Derivatives and other financial instruments.

Financial liabilities

It is the Group’s policy to hedge interest rate risk using interest rate swaps, floors and caps. An analysis of the Group’s financial liabilities, all of which are denominated in sterling, is set out below:

	2001 £m	2002 £m
Fixed rate	104.0	-
Floating rate	30.0	125.7
Non-interest bearing	0.9	-
Total	134.9	125.7
Fixed rate financial liabilities weighted averages:
Interest rate (%)	5.75	n/a
Period for which rate is fixed (months)	12	n/a

Floating rates are based on LIBOR.  For financial years 2003-2005, the balance of the first loan facility described in note 20 less £6.0m is hedged using an interest rate cap at 6%.  At the year end, this represented £88.0m.

The maturity profile of the Group’s borrowings is set out in note 20.  All other financial liabilities are repayable within one year or on demand.

The profile of the balance of the loan covered by the interest rate cap is as follows:

	31 March £m	30 June £m	30 September £m	31 December £m
2002				88.0
2003	84.0	80.0	76.0	72.0
2004	68.0	64.0	60.0	56.0
2005	52.0	48.0	44.0	40.0
2006	36.0	32.0	28.0	24.0

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Financial instruments (continued)

Financial assets

Financial assets comprise cash at bank and term deposits of £6.0m (2001: £12.9m), further details of which can be found in note 18, and the interest rate cap noted on the previous page of £0.9m (2001: £0.9m).

Term bank deposits are placed on a 7 day rolling basis and earn interest at rates based on Bank of England base rate. The cash at bank, which is on a floating rate, earns interest based on Bank of England base rate.

All financial assets mature within one month of the year end, with the exception of the interest rate cap.

Currency exposures

It is the Group’s policy to hedge against foreign currency risk by entering into forward foreign currency contracts to eliminate the currency exposures that arise on transactions denominated in foreign currencies.

At both the current and prior period ends all amounts in the balance sheet were receivable or payable in £ sterling, and hence the Group had no exposure to foreign currency movements at the year end.  There are no foreign exchange hedges at the year end (2001: nil).

Borrowing facilities

The Group has various available borrowing facilities, including the loan facilities set out in note 20.  The undrawn committed facilities at 31 December 2002 in respect of which all conditions precedent had been met were as follows:

	2001 £m	2002 £m
Expiring in:
- one year or less	-	0.3
- more than one year but less than two years	-	-
- more than two years	-	9.0
	-	9.3

Fair values of financial assets and financial liabilities

The fair value of the financial assets and liabilities is not materially different from the book value, with the exception of the interest rate cap, which has a book value of £0.85m and a fair value of £0.10m.

2.

Provisions for liabilities and charges

Restructuring
£m

At 1 January 2001	1.8
Charged in 2001	(1.8)
At 1 January 2002 and 31 December 2002	-

The provision relates to costs of integrating the business of Littlewoods Gaming (formerly Littlewoods Leisure, see note 15).

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.

Shareholders’ funds/(deficit)

	2000	2001	2002
Authorised ordinary shares:
Number of ordinary shares authorised at beginning of period	322,942,000	785,000,000	785,000,000
Increase in authorised in the period	462,058,000	-	-
Number of ordinary shares authorised at end of period	785,000,000	785,000,000	785,000,000

Issued ordinary shares:
Number of ordinary shares outstanding at beginning of period	254,274,885	592,074,183	592,074,183
Issued in the period	337,799,298	-	-
Number of ordinary shares outstanding at end of period	592,074,183	592,074,183	592,074,183

Equivalent par value of ordinary share capital at end of year	£29,603,709	£29,603,709	£29,603,709

Authorised and issued deferred shares
Number of deferred shares outstanding at beginning of period	17,057,795	17,057,795	17,057,795
Cancelled in the period (see below)	-	-	(17,057,795)
Number of deferred shares outstanding at end of period	17,057,795	17,057,795	-

Equivalent par value of deferred share capital at end of year	£852,890	£852,890	£nil

For the purposes of UK Financial Reporting Standard 4, deferred share capital of £0.9m constituted non-equity shareholders funds. The deferred shares had no entitlement to participate in the profits of the Company or to vote in general meetings of the Company. On a winding up of the company the deferred shareholders were only entitled to be repaid their subscription price after payment has been made to ordinary shareholders of £10,000 in respect of each ordinary share in issue.

An analysis of the share premium account is as follows:

	2000	2001	2002
	£m	£m	£m

Balance at the beginning of the period	36.1	47.1	47.1
Issued in the period	11.8	-	-
Expenses of share issues	(0.8)	-	-
Cancelled in the period (see below)	-	-	(47.1)
Balance at the end of the period	47.1	47.1	-

Following confirmation from the Court of Session in Scotland, the following became effective from 23 December 2002:

•

The parent company’s share premium account has been used to eliminate a deficit in distributable reserves of the same amount by transfer to the profit and loss account reserve.

•

The parent company’s deferred share capital has been cancelled, resulting in a credit to the profit and loss account reserve equal to the nominal value of the cancelled shares.  The rights which were attached to the deferred shares are summarised above.

A summary of the entries is as follows:

	Deferred share capital	Share premium account	Profit & loss account reserve
	£m	£m	£m

Cancellation of deferred share capital	(0.9)	-	0.9
Transfer of share premium account	-	(47.1)	47.1
Total	(0.9)	(47.1)	48.0

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Shareholders’ funds/(deficit) (continued)

Changes in the profit and loss account reserve are as follows:

	2000 (restated)	2001 (restated)	2002
	£m	£m	£m

Balance at the beginning of the period	(70.8)	(46.3)	(49.0)
Net profit/(loss) for the period	24.5	(2.7)	2.9
Cancellation of deferred share capital	-	-	0.9
Transfer of share premium account	-	-	47.1
Balance at the end of the period	(46.3)	(49.0)	1.9

Changes in shareholders’ funds/(deficit) are as follows:

	2000 (restated)	2001 (restated)	2002
	£m	£m	£m

Shareholders’ funds/(deficit) at the start of the period as previously reported	(21.1)	29.6	27.3
Prior period adjustment (note 3)	-	1.7	1.3
Shareholders’ funds/(deficit) at the start of the period as restated	(21.1)	31.3	28.6
Net profit/(loss) for the period	24.5	(2.7)	2.9
Dividends	-	-	-
Proceeds of ordinary shares issued for cash	28.7	-	-
Issue expenses charged to additional paid in capital	(0.8)	-	-
Shareholders’ funds the end of the period	31.3	28.6	31.5

The Company has previously been unable to declare dividends due to accumulated losses.  Following the cancellation of the deferred share capital, the transfer of the share premium account to the profit and loss account reserve and the retained profit for the period, the Company is now in a position to declare dividends, though none have been proposed.  The Company will review its dividend policy in the future.  There can be no assurances with respect to future dividends.

Details of share options can be found under Item 6E - Share Ownership and this information forms part of the Financial Statements.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.

Reconciliation of operating profit to net cash inflow from operating activities

	2000	2001	2002
	£m	£m	£m

Operating profit	26.4	8.6	11.4
Exchange movement on loans	0.1	-	-
Increase/(decrease) in provisions	1.8	(1.8)	-
Depreciation on property, plant & equipment	1.2	2.2	2.4
Amortisation of goodwill	2.8	8.9	8.8
Amortisation of loan arrangement fee	0.1	0.1	-
Profit on disposal of tangible fixed assets	-	(0.1)	(0.1)
Profit on disposal of business	-	-	(0.5)
Decrease in Stock	0.1	-	0.1
(Increase)/decrease in trade debtors	1.9	0.6	(0.3)
(Increase)/decrease in other debtors	(0.1)	0.9	0.4
(Increase)/decrease in prepayments	0.5	2.2	(2.5)
Increase/(decrease) in trade creditors	(2.1)	0.8	0.3
(Decrease) in other taxes	(0.6)	(0.3)	(1.2)
Increase/(decrease) in accruals and deferred income	1.1	(6.4)	(0.7)
Net cash inflow from operating activities	33.2	15.7	18.1

Included within cash balances is £2.0m (2001: £nil) of cash to which the Group has restricted access.  This relates to a deposit placed on the Isle of Man during 2002 in connection with the online casino business.  This cash can only be accessed with the permission of the Isle of Man government (see note 18).

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.

Analysis and reconciliation of net debt

	At 31 December 2000	Cash flow	Other movements	At 31 December 2001	Cash flow	Other movements	At 31 December 2002
	£m	£m	£m	£m	£m	£m	£m

Cash at bank and in hand excluding charity cash balances	16.3	(4.6)	-	11.7	(7.4)	-	4.3
Bank overdrafts	(0.8)	(2.1)	-	(2.9)	(2.8)	-	(5.7)
	15.5	(6.7)	-	8.8	(10.2)	-	(1.4)

Debt due within one year	-	-	(15.9)	(15.9)	16.0	(16.0)	(15.9)
Debt due after one year	(139.7)	6.0	15.8	(117.9)	(2.0)	15.9	(104.0)
	(139.7)	6.0	(0.1)	(133.8)	14.0	(0.1)	(119.9)

	(124.2)	(0.7)	(0.1)	(125.0)	3.8	(0.1)	(121.3)

	2001	2002
	£m	£m

Decrease in cash in period	(7.1)	(9.7)
Movement in charity cash	0.4	(0.5)
Change in net debt resulting from cash flows	(6.7)	(10.2)
Cash inflow from increase in loans	-	(2.0)
Cash outflow from repayment in loans	6.0	16.0
Amortisation of deferred loan arrangement fee	(0.1)	(0.1)
Movement in net debt for the period	(0.8)	3.7
At 1 January 2002	(124.2)	(125.0)
At 31 December 2002	(125.0)	(121.3)

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

 F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Capital commitments

	2001	2002
	£m	£m

Contracts placed for future capital expenditure not provided for in the financial statements	0.4	0.6

2.

Operating lease commitments

Annual commitments under non-cancellable operating leases in respect of plant and equipment are as follows:

	2001	2002
	£m	£m

Expiring between two and five years	0.1	0.1
Expiring after more than five years	-	0.2
	0.1	0.3

3.

Other commitments

Collector Incentive Scheme

In December 1996, an incentive scheme to reward football pools collectors was established. Under the terms of the scheme, the collectors earn points on the basis of their sales. These points can be converted into vouchers to purchase items from high street shops.  On the basis of similar schemes, a redemption rate attributable to these points has been established and an appropriate provision made in these accounts. The value of the points not provided for in these financial statements amounts to £2.4m. (2001: £1.9m)

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Other Commitments (continued)

Material contracts

The Company has entered into a number of material contracts that will generate future commitments that cannot be fixed in extent as the contracts relate to transaction volumes that are variable in nature. A summary of these contracts is as follows:

Rehab

Rehab is a UK charity for which Littlewoods Leisure runs society lotteries in return for a management fee of approximately 30% of sales. The contract runs until 30 April 2005, subject to earlier termination at the Company’s option on three months’ notice. The contract guarantees a minimum payment to Rehab of £8 million.  This consists of an initial advance sum of £3 million, paid in February 2000, plus 20 quarterly advance payments of £250,000, payable from 1 May 2000.  These payments will be set off against charity proceeds earned from ticket sales.  Any excess of charity proceeds over the minimum payments made as at the end of any year is paid to Rehab in an annual catch-up payment.  Charity proceeds are generally 20% of ticket sales and budgeted to be around £1.5 million annually.

An amount of £5 million, the sum of the quarterly advance payments, was deposited in a separate bank account with withdrawals only possible with Rehab’s agreement (the “Deposit”).  If the Company exercises its right to early termination or if any of the quarterly advance payments are improperly withheld by the Company, the remaining balance in the Deposit is immediately payable to Rehab. At 31 December 2002, the balance of the Deposit was £2,250,000 (2001: £3,250,000).

The Company expects to receive approximately £2.1 million per annum in management fees.  The Company is also entitled to run non-scratchcard lotteries for Rehab, in which case any charity proceeds paid to Rehab shall be set off against the Deposit until the Deposit has been exhausted in the same way as charity proceeds from scratchcard sales.  The Company must also ensure that sales of Rehab scratchcards represent at least 50% of the Company’s total scratchcard sales.

Vertex Data Science

Vertex supplies call centre services to Bet Direct.  Charges are based on the volume of calls handled. The contract is for five years from 1 July 2001. Early termination will trigger a payment of £300,000 in years one and two and £200,000 in years three through five.

The Littlewoods Organisation

Littlewoods Leisure has been licensed, at no cost, to use ‘Littlewoods’ as part of Littlewoods Leisure’s branding for betting, gaming and lottery products.  The agreement will run until at least 3 September 2010 and can be terminated on or after that date with two years’ prior notice.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Legal matters

Seagate Technology inc. (“Seagate”)

The Company’s legal action against Seagate began on 18 November, 1992 in the United States District Court for the Central District of California (“the District Court”) seeking reasonable royalties and damages for wilful infringement of the Company’s ‘383 patent. During 1999 the Company was successful in strengthening its case against Seagate.

On 16 April, 1999 the Company reported the findings of the United States Court of appeals for the Federal Circuit (“the Appeal Court”) in the appeals lodged by the Company and Seagate against judgements issued in 1997 by the District Court. The Appeal Court vacated (i.e., overturned) the previous judgements in two important respects:

i)

In 1997, the District Court had interpreted the Company’s patent claims to include thermal compensation and on this basis decided that Seagate did not infringe the Company’s patent. The Appeal Court adopted a different interpretation of these claims and decided that the Company’s claims 3, 5, 8, and 17 of the ‘383 patent do not include thermal compensation. The Appeal Court therefore overturned the District Court’s finding of non-infringement and sent the case back to the District Court for trial to resolve whether or not there has been infringement under the new interpretation of the Company’s claims.

ii)

The Appeal court also vacated the District Court’s judgement regarding the Company’s California state law claims. These claims assert that Seagate engaged in unfair competition and interference with the Company’s prospective economic advantage. The District Court had earlier held that the Company did not allege facts sufficient to state a cause of action for trial. The Appeal Court found that there were sufficient issues of fact for these to be sent back to the District court for trial.

Further, as a result of the Appeal Court’s decision to vacate earlier judgements, Seagate’s cross appeal for an award of attorney’s fees (which had previously been rejected by the District Court) was not granted. The Company received in July 1999 a refund of the costs plus interest (approximately $250,000) that the District Court had awarded to Seagate and which the Company had paid in 1998.

The Appeal Court’s findings above were favourable to the Company. The Appeal Court did not grant the Company’s appeal for consequential business damages in addition to its claims for a reasonable royalty. The exclusion of consequential damages was not considered by the Directors to be material to the main thrust of the litigation.

Following the issuance of the judgements described above, Seagate requested that the Appeal Court amend its decision, in particular that part of the judgements relating to the Company’s California state law claims. Seagate also filed on 26 April, 1999, a combined petition for rehearing and a suggestion for rehearing en banc ( i.e., by all of the judges of the Appeal Court). The Appeal Court ruled against Seagate in all three of these requests, and remanded the case back to the District Court in July 1999. Seagate, however, on 1 October 1999 exercised its right to petition the Supreme Court for a review of the Appeal Court’s judgements. In July 1999, the District Court recommenced proceedings that were necessary for a jury trial to be scheduled. However, these proceedings were postponed by the Court to allow time for the Supreme Court to decide whether it would hear Seagate’s petition.

On 18 January 2000, the Supreme Court denied Seagate’s petition for a hearing.

On the advice of its US lawyers, the Company agreed to participate in mediation discussions with Seagate in January 2000. As a result of the mediation, the Company and Seagate agreed to settle their dispute, without admission of liability by either party, and Seagate paid to Sportech the sum of $45 million in full and final settlement of the Company’s claims under its ‘383 patent. The company agreed to pay to the bank $27.5 million, out of the proceeds received from Seagate in full settlement of its overdraft borrowings and loan stock totalling $34 million.

The Directors believe that there are no matters in dispute that would have material adverse financial consequences for the Company.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Related Party Transactions

The extent of transactions with related parties of Sportech PLC as defined by Financial Reporting Standard No. 8, and the nature of the relationship with them are summarised below:

a)

The Foundation for Sports and Arts is a UK discretionary trust which was established in 1991 with the aim of encouraging and developing involvement in general sports activities and in the arts. The contributions are made by Littlewoods Promotions Limited and the trustees include Mr. G. Speakman, a director of both Sportech PLC and Littlewoods Promotions Limited.

Contributions of £1.9m were made in the year (2001: £3.6m).  At 31 December 2002, £0.1m (31 December 2001: £0.4m) was owed to the Foundation for Sports and Arts.

b)

The Bank of Scotland provided loan finance for the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), and is a significant shareholder with 28.4% of the Share Capital of the Company, as set out in “Item 7A – Share Ownership”.

The details of the balances on the loans as at 31 December 2002 and 31 December 2001 are set out in note 20. Interest on these loans amounting to £7.3m (2001: £9.3m) has been charged in these financial statements.

The Group has also entered into interest rate swap and cap transactions with the Bank of Scotland, as set out in note 21. £nil (2001: £0.9m) was paid to the Bank of Scotland for the interest rate cap, and £1.0m (2001: £0.3m) of interest was charged under interest rate swap contracts.

a)

The Group’s head office, Sportech House, is owned by Northern Trust Company Limited. There is common control of Northern Trust Company Limited and Newby Manor Limited, which is a significant shareholder with 28.4% of the Share Capital of the Company, as set out in “Item 7A – Share Ownership”.

£0.2m of rent has been charged in these financial statements (2001: £nil). The lease period is for ten years and the contract included an initial rent free period of six months, the equivalent cost of which is being held in Accruals and Deferred Income and amortised over the period to the earliest break point in the contract (5 years), in accordance with UITF 28, Operating Lease Incentives. At 31 December 2002, £0.1m (31 December 2001: £nil) was held in Accruals and Deferred Income.

1.

Pension Scheme

The Group participates in two pension schemes. One is a defined contribution stakeholder scheme, and the second is a defined benefit scheme, which is funded.

Summary of pension contributions paid

	2001	2002
	£m	£m

Defined contribution schemes:
Littlewoods plc scheme prior to 5 April 2001	0.3	-
Stakeholder pension scheme subsequent to 6 April 2001	0.3	0.4
	0.6	0.4
Defined benefit scheme contributions	0.2	0.2
Total pension contributions (see note 9)	0.8	0.6

Defined contribution scheme

Those employees who joined the Group consequent upon the acquisition of Littlewoods Leisure and who were aged under 50 on 4 September 2000, and all other employees of Sportech can join a stakeholder pension scheme established on 6 April 2001. The contributions to this scheme are made at a rate of 8% of pensionable salaries.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Pension Scheme (continued)

Defined benefit scheme

Pursuant to the sale agreement between Littlewoods plc and Sportech, a defined benefit scheme has been set up for those employees who joined the Group consequent upon the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) and who were aged 50 or over on 4 September 2000, the date of the acquisition. This scheme was formed on 6 April 2001 and currently has 65 members (2001: 97 members).

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures required by that standard are set out in (i). FRS 17, Retirement Benefits, was issued in November 2000 but the Group is not required to implement the new standard fully until the year to 31 December 2005. However, FRS 17 requires certain disclosures to be made in these accounts. To the extent that they are different or additional to those required under SSAP 24 these are set out in (ii).

(i)

SSAP 24

The most recent actuarial valuation was carried out at 6 April 2001 by the independent actuary.  The principal assumptions and results of the valuation are set out below:

Discount rate and expected rate of investment return	6.0%
Rate of increase in pensionable salaries	4.5%
Rate of increase in pensions in payment and inflation	3.0%
Market (& actuarial) value of assets	£0.3m
Level of funding (actuarial value of assets as a percentage of accrued service liabilities)	100%

The next actuarial valuation is due to be carried out no later than 6 April 2004.

The contributions of the employees have been set at the rates set out in the rules of the fund of 6% of pensionable salary.  The contributions of the relevant Group companies are 20.2% of pensionable salary.

The total charge for the year in the accounts of the Group was £0.2m (2001: £0.2m).  There were no outstanding or prepaid contributions at either the beginning or end of the year.

(ii)

FRS 17

The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 6 April 2001 amended to take account of the requirements of FRS 17 and updated to 31 December 2002 by a qualified independent actuary.  The principal assumptions used by the actuary for this purpose are set out below:

	2001	2002

Rate of increase in pensionable salaries	4.2%	4.0%
Rate of increase in pensions in payment	2.7%	2.5%
Discount rate	5.7%	5.4%
Inflation assumption	2.7%	2.5%

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Pension Scheme (continued)

The assets in the Scheme and the expected rates of return (net of administrative expenses) were:

	Long term rate of return expected	Value at	Long term rate of return expected	Value at
	31 December	31 December	31 December	31 December
	2001	2001	2002	2002
	%	£m	%	£m

Equities	-	-	7.3	0.3
Bonds	-	-	-	-
Cash	4.5	0.3	4.0	0.3
Total market value of assets		0.3		0.6
Present value of scheme liabilities		0.3		0.5
Surplus in the scheme		0.0		0.1
Related deferred tax liability		0.0		-
Net pension asset		0.0		0.1

At 31 December 2001, all the assets of the scheme were held on fixed rate deposit, pending the formal appointment of professional investment managers.

If the above amounts had been recognised in the financial statements, the Group’s nets assets and profit and loss reserves at 31 December 2002 and 31 December 2001 would be as follows:

	2001	2002
	£m	£m

Net assets excluding pension asset	28.6	31.5
Pension asset	-	0.1
Net assets including pension asset	28.6	31.6

Profit & loss reserve excluding pension asset	(49.0)	1.9
Pension reserve	-	0.1
Profit & loss reserve	(49.0)	2.0

Analysis of the amount charged to operating profit

The following amounts would have been charged to profit & loss in the year to 31 December 2002 under the requirements of FRS 17:

2002
£m

Current service	0.2
Past service cost	-
Total operating charge	0.2

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Pension Scheme (continued)

Movement in surplus during the year

2002
£m
Surplus in scheme at the beginning of the year	-
Movements:
Current service cost	(0.2)
Contributions	0.2
Past service cost	-
Other finance income	-
Actuarial gain	0.1
Surplus in the scheme at the end of the year	0.1

Analysis of the amount credited to other finance income

The following amounts would have been credited to other finance income in the year to 31 December 2002 under the requirement of FRS 17:	2002 £m

Expected return on scheme assets	-
Interest on pension scheme liabilities	-
Net return	-

Analysis of the amount recognised in the statement of total recognised gains and losses

The following amounts would have been recognised in the statement of total recognised gains and losses in the year to 31 December 2002 under the requirement of FRS 17:	2002 £m

Actual return less expected return on pension scheme assets	-
Experience gains and losses arising on scheme liabilities	0.1
Changes in the assumptions underlying the present value of the scheme liabilities	-
Actuarial gain recognised in the statement of total recognised gains and losses	0.1

History of experience gains and losses

2002
£m
Difference between actual and expected return on scheme assets:
Amount (£m)	-
Percentage of scheme assets	0.7%

Experience gains and losses on scheme liabilities
Amount (£m)	0.1
Percentage of the present value of scheme liabilities	21.1%

Total amount recognised in statement of total recognised gains and losses:
Amount (£m)	0.1
Percentage of the present value of scheme liabilities	19.4%

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.

Summary of significant differences between US GAAP and UK GAAP

The consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. These differences relate principally to the following items and the impact upon the presentation of results and the effect on net income and shareholders’ equity is shown in the following tables.  In preparing the summary of differences between UK and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from these estimates.

Effect on net income on differences between UK GAAP and US GAAP

	2000	2001	2002
	£m	£m	£m

Net profit/(loss) under UK GAAP as previously reported	22.8	(2.3)	2.9
FRS 19 prior year adjustment	1.7	(0.4)	-
Net profit/(loss) under UK GAAP as restated	24.5	(2.7)	2.9
US GAAP adjustment:
Derivative financial instruments (note e)	-	(0.5)	(0.2)
Amortisation of goodwill (note f)	-	-	8.8
Pre-contract costs (note h)	-	-	(0.8)
Defined benefit plan (note i)	-	-	0.1
Tax effect of US GAAP adjustments (note b, e)	-	0.1	0.1
Net income/(loss) under US GAAP	24.5	(3.1)	10.9

Effect on shareholders’ funds of differences between UK GAAP and US GAAP

	2001	2002
	£m	£m

Shareholders’ funds under UK GAAP as previously reported	27.3	31.5
FRS 19 prior year adjustment	1.3	-
Shareholders’ funds under UK GAAP as restated	28.6	31.5
US GAAP adjustments:
Derivative financial instruments (note e)	(0.5)	(0.7)
Amortisation of goodwill (note f)	-	8.8
Pre-contract costs (note h)	-	(0.8)
Defined benefit plan (note i)	-	0.1
Tax effect of US GAAP adjustments (note b, e)	0.1	0.2
Shareholders’ funds under US GAAP	28.2	39.1

Effect on EPS of calculating under US GAAP

	2000	2001	2002
	Pence per share	Pence per share	Pence per share
Basic and diluted earnings/(loss) per share:
Before extraordinary items under US GAAP	4.7	(0.5)	1.8
Extraordinary gain on early extinguishment of debt (note c)	0.5	-	-
After extraordinary items under US GAAP	5.2	(0.5)	1.8

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

a)

Restatement

Financial Reporting Standard (“FRS”) 19, the UK standard on deferred tax, has been adopted for the first time in 2002. The Group previously provided deferred tax using the liability method under SSAP 15 and only recognised deferred tax liabilities to the extent that it was probable that the liabilities would crystallise. Deferred tax assets were only recognised to the extent that their recoverability was assured beyond reasonable doubt. Under FRS 19 the recognition criteria for deferred tax assets has changed resulting in the recognition of a deferred tax asset under UK GAAP in respect of US tax losses and other timing differences that are regarded as recoverable against future profits. The adoption of FRS 19 has also had an impact on capitalised goodwill since the restatement of deferred tax balances acquired has had a corresponding effect upon the goodwill recognised on those acquisitions. A prior year adjustment to the UK GAAP figures has been made in these financial statements to reflect the adoption of FRS 19 and, where indicated, comparative figures have been restated. The impact on the profit and loss account under UK GAAP has been to decrease the profit after taxation by £0.6m in 2002, to increase the loss after taxation by £0.4m in 2001 and to decrease the profit after taxation by £2.6m in 2000.  The restatement also had the effect of increasing shareholders funds under UK GAAP by £1.3m and £1.7m in 2001 and 2000 respectively.  For further details see Note 3 in “Item 17. Financial Statements.”

b)

Deferred taxation

Under US GAAP deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance on deferred tax assets where applicable, in accordance with FAS109, Accounting for Income Taxes.

Under UK GAAP, up to the year ended 31 December 2001, deferred taxation was provided on timing differences to the extent that a liability or asset was expected to crystallise in the future.  This policy has changed during the year as explained above and in notes 2 and 3, and prior period adjustments have been processed as set out in note 3.

There should now be no adjustments required by the Company to reconcile between UK and US GAAP, and hence there are no entries in the tables on the prior page for deferred tax, other than adjustments to deferred tax resultant from other UK GAAP to US GAAP adjustments identified below.

c)

Exceptional items

Exceptional items are material items within the consolidated ordinary activities, which under UK GAAP are required to be disclosed separately due to their size or incidence. One item in the UK financial statements has been disclosed as an exceptional item, and two further items have been highlighted on the face of the profit and loss account due to their particular nature.

Under US GAAP, to be classified as an extraordinary item, a transaction needs to both unusual in nature and infrequent in occurrence.  Only the gain on the early extinguishment of debt of £3.9m was considered as extraordinary under US GAAP. Attributable tax on this debt waiver amounts to £1.2m. This is a classification difference only and does not result in any difference in shareholder funds or in net income; however see the presentation of earnings per share above taking into effect this extraordinary treatment following the reconciliation to net income herein.

d)

Share options

Under UK GAAP the Company does not recognise compensation expense, at the date of grant, of share options granted under the employee share option schemes unless the exercise price is at a discount to the open market value at date of grant.

Under US GAAP, the Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees".  In accordance with APB 25, as the number of options that will be available to participants is dependent on the attainment of certain long-term performance goals of the Company, compensation expense should be charged to income over the performance (vesting) period adjusted for changes in the market price of the stock during the period. For the period ending 31 December 2002, as with the prior period, no compensation expense was recognised for the company’s employee stock options granted as the exercise price of the options was greater than the market price of the underlying stock at year end.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

a)

Share options (continued)

The following pro forma information regarding net income/(loss) and earnings/(loss) per share is required when APB 25 accounting is elected, and was determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123, “Accounting for Stock-Based Compensation.”

The weighted average fair value of options granted during the year was £0.11 (value of 2001 grant: £0.12). The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002 grant (2001 grant comparatives given in brackets): risk-free interest rates of 4.0% (2001: 4.9%); volatility factors of the expected market price of the Company's ordinary shares of 0.57 (2001: 0.88); dividend yields of 0% (2001: 0%); and a weighted-average expected life of the options of 7 years (2001: 7 years). For purposes of pro forma disclosures, the estimated fair values of the options are amortised to expense over the option's vesting periods (in £m except for per share information):

	2000	2001	2002
	£m	£m	£m
Net income/(loss):
As reported under US GAAP	24.5	(3.1)	10.9
Pro forma FAS 123 compensation expense	-	(0.1)	(0.2)
Pro forma net income/loss	24.5	(3.2)	10.7

Basic and diluted earnings/(loss) per share (pence):
As reported under US GAAP	5.2p	(0.5p)	1.8p
Pro forma effect of FAS 123 compensation expense	-	-	-
Pro forma basic and diluted earnings/(loss) per share (pence)	5.2p	(0.5p)	1.8p

Activity with respect to Sportech's share option schemes is as follows:

	2000		2001		2002
	Shares (‘000)	Weighted average exercise price (p)	Shares (‘000)	Weighted average exercise price (p)	Shares (‘000)	Weighted average exercise price (p)

Outstanding at January 1	-	-	-	-	5,800	14.75
Granted	-	-	6,000	14.75	6,300	17.42
Lapsed	-	-	(200)	14.75	(100)	14.75
Outstanding at December 31	-	-	5,800	14.75	12,000	16.15

Exercisable at December 31	-	-	-	-	-	-

No share options are currently exercisable.  Share options outstanding at December 31 2002, 2001 and 2000 were as follows:

	2000		2001		2002
Exercise price (p)	Options (‘000)	Remaining contractual life (years)	Shares (‘000)	Remaining contractual life (years)	Shares (‘000)	Remaining contractual life (years)

14.75	-	-	5,800	10	5,700	9
17.42	-	-	-	-	6,300	10

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

a)

Derivatives

In June 1998, the Financial Accounting Standards Board (FASB) issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FAS No. 133.  FAS No. 133 establishes accounting and reporting standards for derivative financial instruments, including certain derivatives used for hedging activities and derivatives embedded in other contracts.  FAS No. 133 requires all derivatives to be recognised on the balance sheet at fair value.   The recognition of the changes in the fair value of a derivative depends upon its intended use.

Derivatives that do not qualify for hedging treatment under FAS No. 133 must be adjusted to fair value through earnings.  For fair value hedges that qualify under FAS No. 133, the changes in fair values of the derivatives will be recognised in earnings together with the change in fair value of the hedged item attributable to the risk being hedged. For cash flow hedges that qualify under FAS No. 133, the changes in the fair value of the derivatives will be recognised in other comprehensive income until the hedged item affects earnings.  For all hedging activities, the ineffective portion of a derivative’s change in fair value will be immediately recognised in earnings.  The Company has adopted FAS No. 133 with effect from inception.

Under FAS No. 133 there is a requirement for contemporaneous hedge documentation before it is possible to offset changes in the fair value of a derivative with the change in the fair value of the corresponding hedged asset or liability.  In the absence of such documentation it is necessary to record changes in the fair value of the derivatives in the income statement.

Contemporaneous documentation was not in place for the Company and accordingly the fair value of the interest rate cap of £0.1m, has resulted in a charge in the year of £0.4m.

In 2001, the fair values of the interest rate swap, £1.3m derivative liability, and the interest rate floor, £1.1m derivative asset have been charged to the income statement. The fair value of the interest rate cap of £0.5m has also resulted in a charge since inception to the income statement of £0.3m.  The net impact of these derivatives on the amounts recognised for US GAAP compared to UK GAAP for the years ended 31 December 2002 and 2001 are as follows:

	2001 (restated)		2002
	UK GAAP	US GAAP	UK GAAP	US GAAP
	£m	£m	£m	£m
Profit and loss account
Other income	-	1.1	-	1.3
Other expenditure	-	(1.6)	-	(1.5)
Taxation	-	0.1	-	0.1
Net impact	-	(0.4)	-	(0.1)

Balance sheet
Other debtors – derivative assets
Floor	-	1.1	-	-
Cap	0.8	0.5	0.8	0.1
Attributable deferred tax asset	-	0.1	-	0.2

Total assets	189.4	190.3	179.0	178.5

Other liabilities – derivative liability	-	(1.3)	-	-

Total shareholders’ funds	28.6	28.2	31.5	31.0

Management has assessed the risk, on its consolidated financial statements, that the Bank of Scotland will not satisfy its obligations to the Company under the interest rate floor and cap and believes that there is no significant risk of default.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

a)

Amortisation of goodwill

Under UK GAAP, goodwill is amortised through the profit and loss account.  A charge of £8.8m is included in the profit and loss account for the year ended 31 December 2002.  In July 2001, the FASB issued FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". FAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. FAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.  The provisions of FAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001, and hence the current financial year is the first financial year of the Company to apply FAS 142. FAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.

Under UK GAAP, the Group periodically reviews the recoverability of goodwill, not identified with impaired long-lived assets, based on estimated discounted future cash flows from operating activities compared with the carrying value of goodwill and recognizes any impairment on the basis of such comparison  Under US GAAP, the Group performed the transitional impairment test under FAS 142 as of January 1, 2002 by comparing the carrying value of each reporting unit to its fair value as determined by discounted future cash flows. Upon completion of the transitional impairment test, the group determined that no impairment was required as of January 1, 2002 as the fair value of each reporting unit exceeded carrying value.  The Group also completed the annual impairment tests required by FAS 142 as at the end of 2002.  Following this review, management have reviewed the carrying value of the goodwill in the balance sheet at 31 December 2002 and do not believe that any impairment write down is necessary. The impact on the profit and loss account of removing amortisation is to increase reported net income by £8.8m, and there is an equivalent increase in the value of goodwill in the balance sheet. For future years, the impact will be to reduce losses by a similar amount each year, until goodwill is fully amortised.

The following table shows the results of operations as if FAS 142 were applied to prior periods:

	2000	2001
	£m	£m
	except per share amounts

Profit/(loss) for the financial year as reported under US GAAP	24.5	(3.1)
Add back: goodwill amortization	2.8	8.9
Adjusted profit/(loss) for the financial year	27.3	5.8

Basic and diluted earnings/(loss) per equity share as reported under US GAAP (pence)	5.2	(0.5)
Add back: goodwill amortization (pence)	0.6	1.5
Adjusted earnings per equity share (pence)	5.8	1.0

The following table provides a roll forward of the Group’s US GAAP goodwill during 2002:

2002
£m

Balance as of 1 January 2002	161.8
Goodwill acquired	1.3
Balance as of 31 December 2002	163.1

During 2002, the Group completed the acquisition of the Zetters Pools business with an aggregate purchase price of £1.4m.  Under both UK and US GAAP, a total of £1.3m has been recorded in goodwill in respect of this (see note 15(b) for the purchase price allocation).

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

a)

Cash flow information

Under UK GAAP the Consolidated Cash Flow statement is presented in accordance with UK Financial Reporting Standard No. 1 as revised (“FRS 1”). The Statement prepared under FRS 1 presents substantially the same information as that required under US GAAP as interpreted by FAS No. 95. Under UK GAAP, cash comprises cash in hand (including overnight deposits), net of bank overdrafts. Under US GAAP, cash and cash equivalents include cash and short term investments with original maturities of three months or less.

Under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under UK GAAP in respect of interest received, interest paid, investment income and taxation would be included within operating activities under US GAAP. Capital expenditure and financial investment and cash flows from acquisitions and disposals would be included within investing activities under US GAAP. Dividends paid by subsidiary undertakings, minority interests, equity dividends paid, management of liquid resources and returns on investments and servicing of finance would be included within financing activities under US GAAP.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

	2000	2001	2002
	£m	£m	£m

Net cash (used in)/provided by operating activities	28.4	0.7	7.4
Net cash provided by/(used in) investing activities	(162.1)	(1.8)	(3.1)
Net cash (used in)/provided by financing activities	151.5	(3.9)	(11.2)
Net (decrease)/increase in cash and cash equivalents	17.8	(5.0)	(6.9)

Cash at the beginning of the year	0.1	17.9	12.9
Cash and cash equivalents at the end of the year	17.9	12.9	6.0
Net (decrease)/increase in cash and cash equivalents	17.8	(5.0)	(6.9)

b)

Pre-contract costs

During the year, the Company incurred costs securing major new contracts to provide interactive television gaming products. Certain of these costs were required to be capitalised under UITF 34 “Pre-contract costs” and under UK GAAP, £0.8m (£nil in earlier years) of pre-contract costs incurred in 2002 were capitalised as intangible fixed assets.

Under US GAAP, start-up costs are defined as those one-time activities related to opening a new facility, introducing a new      products or service, conducting business in new territory, conducting business in a new territory, or commencing some new operation. SoP 98-5 requires that these costs must be expenses as incurred. Accordingly, under US GAAP costs incurred has been expensed.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

a)

Defined benefit plan

At 31 December 2002, Sportech PLC had one statutorily approved defined benefit pension plan and one statutorily approved defined contribution plan. The basis for membership of these schemes is detailed in note 31.

Under UK and US GAAP, in respect of the defined contribution plan, contributions are paid by the member and the employer at fixed rates, these contributions are charged against income in the period they are paid. Benefits under the defined contribution plan reflect each employee’s fund at retirement and the cost of purchasing benefits at that time.

Under UK GAAP the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice (“SSAP”) 24 "Accounting for Pension Costs". SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87 "Employers Accounting for Pensions", which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under FAS 87, part of the surplus (the excess of plan assets over plan liabilities), the majority of which for the Group is attributable to prior acquisitions, has been recognized in the balance sheet. The remainder of the unrecognized surplus is spread over the employees' remaining service lifetimes.

A reconciliation of the beginning and end balances of the projected pension benefit obligation and the funded status of the defined benefit plan, prepared in accordance with FAS 87, is as follows:

:

	Period from 6 April 2001 to 31 December 2001	Year ended 31 December 2002
	£m	£m
Change in benefit obligation
Benefit obligation at plan inception date / 1 January 2002	-	0.3
Service cost	0.2	0.2
Interest cost	-	-
Employee contributions	0.1	0.1
Actuarial (gain)	-	(0.1)
Benefit payments	-	-
Benefit obligation at end of period	0.3	0.5

Change in plan assets
Fair value of assets at plan inception date / 1 January 2002	-	0.3
Actuarial return on plan assets	-	-
Employer contributions	0.2	0.2
Employee contributions	0.1	0.1
Benefit payments	-	-
Fair value of assets at end of period	0.3	0.6

Funded status at period end
Unrecognised Transition (Obligation)/Asset	-	-
Unrecognised net actuarial gain	-	0.1
Unrecognised prior service cost	-	-
Net amount recognised	-	0.1

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

i)

Defined benefit plan (continued)

	Period from 6 April 2001 to 31 December 2001	Year ended 31 December 2002
	£m	£m
Components of net periodic pension cost
Service cost	0.2	0.2
Interest cost	-	-
(Expected return on assets)	-	-
Amortisation of prior service cost	-	-
Recognised net actuarial (gain)	-	(0.1)
Amortisation of transition obligation	-	-
Net periodic pension cost	0.2	0.1

As a result, under US GAAP, both net income and shareholders’ funds would be £0.1m higher than UK GAAP.

The weighted average actuarial assumptions used in determining benefit obligations were as follows:

	31 December 2001	31 December 2002

Discount rate	5.7%	5.4%
Salary increases	4.2%	4.0%
Long term rate of return on assets	4.5%	4.0%
Pension increases	2.7%	2.5%

a)

Segments

The company has determined that its reportable segments are those that are based on the Group’s method of internal reporting, which disaggregates its business by product category. The Group's segments are the same under UK GAAP and information with respect to the segments is presented in Note 5 to the financial statements.

The accounting policies of the segments are the same as those described in Note 2. The Group's management evaluates the performance of its segments and allocates resources to them based on underlying sales growth and trading margin improvement. There are no material inter-segment revenues.

b)

Recently Issued US Accounting Pronouncements

FAS 145

In April 2002, the Financial Accounting Standards Board (FASB) issued FAS 145, 'Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections'. The adoption of this accounting pronouncement has had no impact on the Group's financial position or results of operations.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

k)

Recently Issued US Accounting Pronouncements (continued)

FAS 146

In June 2002, the FASB issued FAS 146, 'Accounting for Costs Associated with Exit or Disposal Activities'. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, 'Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)'. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred rather than at the date of an entity's commitment to an exit plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. FAS 146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. The adoption of FAS 146 has not, to date, had any significant impact on the Group's financial position or results of operations.

FAS 148

In December 2002, the FASB issued FAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. This standard amends FAS 123, 'Accounting for Stock-Based Compensation', to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, FAS 148 amends APB Opinion No. 28, 'Interim Financial Reporting', to require disclosure about those effects in interim financial information. FAS 148 is effective for fiscal years beginning after 15 December 2002. The Company has elected not to adopt the transitional provisions of this standard but has adopted the disclosure requirements of the standard.

FAS 149

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, ("FAS No. 149"). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.  This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The adoption of FAS 149 has not, to date, had any significant impact on the Group's financial position or results of operations.

FAS 150

In May 2003, the FASB issued FAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position.  This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of FAS 150 has not, to date, had any significant impact on the Group's financial position or results of operations.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.

Summary of significant differences between US GAAP and UK GAAP (continued)

k)

Recently Issued US Accounting Pronouncements (continued)

EITF 00-21

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, 'Accounting for Revenue Arrangements with Multiple Deliverables'. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The adoption of EITF 00-21 has not, to date, had any significant impact on the Group's financial position or results of operations.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FIN 45 requires a liability to be recognised at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after 31 December 2002. The adoption of this interpretation has had no impact on the Group's financial position or results of operations.

FIN 46

In January 2003, the FASB issued FIN 46, 'Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51'. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ('variable interest entities' or 'VIE') by clarifying the application of ARB No. 51, 'Consolidated Financial Statements' to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the 'primary beneficiary') should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

The disclosure provisions of FIN 46 are effective in all financial statements initially issued after 31 January 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after 31 January 2003. A public entity with a variable interest in a VIE created before 1 February 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after 15 June 2003. The company has performed a review of its operations and interests and has not identified any entities that would fall under the requirements of FIN 46 and has concluded that it does not believe FIN 46 currently has a significant impact on the Group’s financial position or results of operations.  The Company will continue to reassess this position periodically in the light of new events or transactions that may fall to be accounted for under this Interpretation.

Sportech plc (formerly Rodime plc) Form 20-F for the year ended 31 December 2002

F - #