Form 20-F
SPORTECH PLC
filed 2003-11-18
CIK 703914

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION
12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT 1934

[x] AMENDMENT NO. 1 TO THE ANNUAL REPORT PURSUANT TO

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

Amendment

2

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

Defaults, Dividend Arrearages And Delinquencies

41

Item 14:

Material Modifications To The Rights Of Security Holders And Use Of Proceeds

41

Item 15:

Controls And Procedures

41

Item 16A:

Reserved

41

Item 16B:

Reserved

41

Item 16C:

Principal Accountant Fees And Services

41

Part III

Item 17:

Financial Statements

41

Item 18:

Financial Statements

41

Item 19:

Exhibits

42

Amendment

This amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 is being filed for the purpose of correcting the order in which the Exhibits were filed, to correct the numbering of the notes to the financial statements, to add Exhibit 4.14 which was inadvertently omitted from the filing, and to correct the format of the conformed signatures.

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

Sportech PLC
Littlewoods Isle of Man Limited
Sportech Trustees Limited
Littlewoods Gaming Limited
Rodime Technologies Limited
Littlewoods Promotions Limited
Littlewoods Lotteries Limited
Littlewoods Bet Direct Limited
Bet 247 Limited
UKCL Limited
Littlewoods Alderney Limited
Littlewoods Competitions Company Limited
Littlewoods Pools Limited
Littlewoods Leisure Marketing Services Limited
Littlewoods of Liverpool Limited
Littlewoods Leisure.com Limited

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

(continued on following page)

A. Directors And Senior Management (continued)

Name	Age	Title	Experience

Angela Moran	47	Director of Football Pools

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

10

n/a

11

n/a

12

The Financial Statements on pages F-1 to F-43.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Gary Speakman

SPORTECH PLC

GARY SPEAKMAN

17 November 2003

(Registrant)

(Signature)

(Date)

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

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 17th day of November 2003.

 /s/       Colin McGill

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

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 17th day of November 2003.

/s/       Gary Speakman

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

Colin McGill

Managing Director

Date:            17 November 2003

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

Gary Speakman

Finance Director

Date:            17 November 2003

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

Exhibit Index

Exhibit

Exhibit Title

No.

1

Memorandum and Articles of Association, as amended on 17 April 2003.

4.1

Service Contract between David Mathewson and Sportech PLC dated 30 January 2002, incorporated by reference to exhibit 3.1.1 of the Company's report on Form 20-F for the year ended December 31, 2001;

4.2

Contract of Employment between Colin McGill and Sportech PLC dated 25 May 2000, incorporated by reference to exhibit 3.1.2 of the Company's report on Form 20-F for the year ended December 31, 2001;

4.3

Betting Agency Services Agreement between Vertex Data Sciences Limited and Littlewoods Promotions Limited dated 29 March 2001, incorporated by reference to Exhibit 3.1.6 of the Company's report on Form 20-F for the year ended December 31, 2000;

4.4

Revised Trade Mark License Agreement between the Littlewoods Organisation Plc and Littlewoods Promotions Limited dated 4 September 2000, incorporated by reference to Exhibit 3.1.8 of the Company's report on Form 20-F for the year ended December 31, 2000;

4.5

Agreement between the Football League Limited, the Scottish Football League, the Football Association Premier League Limited, the Scottish Premier League Limited, Littlewoods Promotions Limited, Vernons Promotions Limited and Zetters International Pools Limited dated 12 April 2000, incorporated by reference to Exhibit 3.1.10 of the Company's report on Form 20-F for the year ended December 31, 2000;

4.6

Operating Agreement between Rehab, Littlewoods Lotteries Limited, UKCL Limited, Littlewoods of Liverpool Limited, The Rehab Group and Littlewoods Leisure Limited, dated 8 February 2000, incorporated by reference to Exhibit 3.1.11 of the Company's report on Form 20-F for the year ended December 31, 2000;

4.7

Sponsorship Agreement between Arena Leisure PLC and Littlewoods Promotions Limited dated 15 April 2002, incorporated by reference to exhibit 3.1.8 of the Company's report on Form 20-F for the year ended December 31, 2001;

4.8

An underlease agreement between Sportech PLC and Northern Trust Company Limited dated 8 January 2002, incorporated by reference to exhibit 3.1.9 of the Company's report on Form 20-F for the year ended December 31, 2001;

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

12

The Financial Statements on pages F-1 to F-43.