Form 20-F
period 2003-12-31
SPORTECH PLC
filed 2004-07-01
CIK 703914

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934

For the transition period from              to

Commission file number 000-13259

SPORTECH PLC

(Exact name of registrant as specified in its charter)

Scotland

(Jurisdiction of incorporation or organization)

Sportech House, Enterprise Way, Wavertree Technology Park,

Liverpool, L13 1FB, England

(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depository Shares, each representing 1 Ordinary Share of 5p	Non-NASDAQ OTC

Ordinary Shares of 5p each*	Non-NASDAQ OTC

*-	Not for trading, but only in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 5p each (fully paid) 592,074,138

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

Sportech PLC Form 20-F for the year ended 31 December 2003

Introductory Note

Unless the context indicates otherwise, the “Company,” and “Sportech” refer to Sportech PLC and its subsidiaries. “Littlewoods Gaming” refers to Littlewoods Promotions Limited, Littlewoods Lotteries Limited and their respective subsidiaries.

Sportech publishes its financial statements expressed in United Kingdom (“UK”) pounds Sterling. In this document references to “US Dollars”, “US $”, or “$” are to United States (“US”) Dollars, references to “pounds Sterling”, “Sterling” or “£” and “pence” or “p” are to UK currency. For historical information regarding rates of exchange between US Dollars and pounds Sterling, see “Exchange Rates” within “Item 3A – Selected Financial Data”.

Cash dividends paid by Sportech will be in pounds Sterling, and exchange rate fluctuations will affect the US Dollar amounts received by holders of American Depositary Receipts (“ADRs”) on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds Sterling and the US Dollar will affect the US Dollar equivalent of the pounds Sterling price of the ordinary shares of the Company (the “Ordinary Shares”) on the London Stock Exchange, and, as a result, are likely to affect the market price of the ADRs.

On October 10, 2003, the Company issued a notice of termination of its ADR program. The ADR Program was duly terminated on January 10, 2004. On or after July 12, 2004 all outstanding ADRs will be terminated when the Depositary (Bank of New York) sells off the underlying ordinary shares of the Company and distributes the proceeds to the former ADR holders.

The Company’s fiscal year ends on December 31 of each year, and references herein to “fiscal year” are to the year ended December 31 of the year specified.

Certain information included with this document is forward-looking and involves risks and uncertainties that could result in actual results differing materially from those expressed or implied by the forward looking statements. Forward-looking statements included in this document and in documents incorporated herein by reference generally may be identified by, the words “expects”, “plans”, “anticipates”, “intends”, and similar expressions that indicate the statement addresses the future. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations. All forward-looking statements in this report are based upon information available to the Company on the date of this report. Sportech undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the Company’s future operations or results. Some factors that could significantly impact revenues, expenses, capital expenditures, cash flows and margins include customer demand and other commodity costs, actions of the UK and other governments, inflation, the general economic environment, the ability to reach labour and wage agreements and other items discussed herein, including those discussed in “Item 3D - Risk Factors”.

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

Sportech PLC Form 20-F for the year ended 31 December 2003	1

Item 1. Identity Of Directors, Senior Management And Advisers - Not Applicable.

Item 2. Offer Statistics And Expected Timetable - Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets out selected historical statement of income data, supplemental financial data and balance sheet data. These are derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements and Notes thereto included elsewhere in this Annual Report. The Company prepares its Financial Statements in accordance with UK GAAP which differ in certain significant respects from US GAAP. A description of the significant differences and reconciliations of net income/(loss) and shareholders’ equity are set forth in Note 30 to the Financial Statements.

Income Statement Data	Year to 30 September 1999		Three Months to 31 December 1999		Year to 31 December 2000		Year to 31 December 2001		Year to 31 December 2002		Year to 31 December 2003
	£m		£m		£m		£m		£m		£m
Amounts in accordance with UK GAAP:
Group turnover	—		—		63.0		183.3		195.3		207.9
Cost of sales	(0.6)		(0.3)		(46.9)		(129.3)		(139.4)		(153.0)
Net operating (expenses)/income	(0.6)		(0.4)		10.3		(45.4)		(44.5)		(45.4)

Operating profit/(loss)	(1.2)		(0.7)		26.4		8.6		11.4		9.5
Discount on redemption of loan stock	—		—		3.9		—		—		—
Profit on sale of tangible fixed assets	—		—		—		—		1.4		—
Profit on sale of Technology Patents	—		—		—		—		—		0.6
Net interest income payable and similar items	—		—		(2.9)		(9.2)		(8.2)		(6.6)

Profit/(loss) on ordinary activities before taxation	(1.2)		(0.7)		27.4		(0.6)		4.6		3.5
Tax on profit/(loss) on ordinary activities	—		—		(2.9)		(2.1)		(1.7)		(3.7)

Retained profit/(loss) for the financial period	(1.2)		(0.7)		24.5		(2.7)		2.9		(0.2)

Weighted average number of ordinary shares (‘000s)	254,275		254,275		471,148		592,074		592,074		592,074
Net income/(loss) per ordinary share – basic & diluted	(0.4	)p	(0.3	)p	5.2	p	(0.5	)p	0.5	p	( 0.0	)p

Sportech PLC Form 20-F for the year ended 31 December 2003	2

A. Selected Financial Data (continued)

Income Statement Data	Year to 30 September 1999		Three Months to 31 December 1999		Year to 31 December 2000		Year to 31 December 2001		Year to 31 December 2002		Year to 31 December 2003
	£m		£m		£m		£m		£m		£m
Amounts in accordance with US GAAP:
Group turnover	—		—		63.0		183.3		195.3		207.9
Cost of sales	(0.6)		(0.3)		(46.9)		(129.3)		(139.4)		(153.0)
Net operating (expenses)/income	(0.6)		(0.4)		10.3		(45.4)		(36.4)		(36.7)

Operating profit/(loss)	(1.2)		(0.7)		26.4		8.6		19.5		18.2

Discount on redemption of loan stock	—		—		3.9		—		—		—
Profit on sale of tangible fixed assets	—		—		—		—		1.4		—
Profit on sale of Technology Patents	—		—		—		—		—		0.6
Net interest income payable and similar items	—		—		(2.9)		(9.7)		(8.4)		(5.7)

Profit/(loss) on ordinary activities before taxation	(1.2)		(0.7)		27.4		(1.1)		12.5		13.1
Tax on profit/(loss) on ordinary activities	—		—		(2.9)		(2.0)		(1.6)		(4.0)

Retained profit/(loss) for the financial period	(1.2)		(0.7)		24.5		(3.1)		10.9		9.1

Weighted average number of ordinary shares (‘000s)	254,275		254,275		471,148		592,074		592,074		592,074
Net income/(loss) per ordinary share – basic & diluted	(0.4	)p	(0.3	)p	5.2	p	(0.5	)p	1.8	p	1.5	p

Sportech PLC Form 20-F for the year ended 31 December 2003	3

A. Selected Financial Data (continued)

Balance Sheet Data	At 30 September 1999	At 31 December 1999	At 31 December 2000	At 31 December 2001	At 31 December 2002	At 31 December 2003
	£m	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP:
Total assets	0.2	0.2	206.8	189.4	179.0	169.8
Long-term debt	(20.3)	(20.3)	(139.7)	(117.9)	(104.0)	(94.2)
Net assets/(liabilities)	(20.4)	(21.1)	31.3	28.6	31.5	31.3
Share capital	13.6	13.6	30.5	30.5	29.6	29.6

Amounts in accordance with US GAAP:
Total assets	0.2	0.2	206.8	190.3	186.6	186.8
Long-term debt	(20.3)	(20.3)	(139.7)	(117.9)	(104.0)	(94.2)
Net assets/(liabilities)	(20.4)	(21.1)	31.3	28.2	39.1	48.2
Capital stock	13.6	13.6	30.5	30.5	29.6	29.6

Total shareholders’ funds/(deficit):
As reported under UK GAAP:	(20.4)	(21.1)	31.3	28.6	31.5	31.3
As reported under US GAAP:	(20.4)	(21.1)	31.3	28.2	39.1	48.2

The Company has not paid cash dividends in the five year period for which financial information is presented above.

Sportech PLC Form 20-F for the year ended 31 December 2003	4

A. Selected Financial Data (continued)

Exchange Rates

The Noon Buying Rate expressed in US Dollars to pounds Sterling as of June 25, 2004 was $1.82. The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US Dollars to pound sterling.

Year Ended	End rate	Average rate	High	Low
30 September 1999	1.65	1.63	1.68	1.55
1 October – 31 December 1999	1.62	1.61	1.65	1.58
31 December 2000	1.49	1.51	1.62	1.42
31 December 2001	1.45	1.44	1.51	1.37
31 December 2002	1.61	1.50	1.61	1.41
31 December 2003	1.79	1.64	1.79	1.55

Month
December 2003	—	—	1.79	1.72
January 2004	—	—	1.85	1.79
February 2004	—	—	1.91	1.82
March 2004	—	—	1.87	1.79
April 2004	—	—	1.86	1.77
May 2004	—	—	1.84	1.76

Source	: The Bank of England

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

Substantial indebtedness / liquidity risk

The Company has incurred significant indebtedness and may incur additional indebtedness in the future. The Company’s indebtedness may restrict the Company’s liquidity with respect to working capital, requisitions, new product developments or other purposes. For more information on the Company’s debts, see Notes 18 to 20 to the Financial Statements which are incorporated herein by reference, and also the schedule of significant contractual commitments discussed in “Item 5B - Liquidity and Capital Resources”.

Interest rate risk

All of the Company’s debts have floating interest rates (though a significant portion is subject to an interest rate cap). Although the Company expects to have sufficient working capital, interest rate volatility may nevertheless affect the Company’s operations and financial results. For more information on the Company’s interest rates, please see Note 20 to the Financial Statements which is incorporated herein by reference.

Sportech PLC Form 20-F for the year ended 31 December 2003	5

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

Geographic and business concentration

The Company operates almost exclusively within the United Kingdom and expects that a large portion of its operating profits, for the financial year ended 31 December 2004 at least, will be generated by one business stream, football pools. Any significant decline in the performance of this business stream could have a material adverse effect on the financial results of the Company.

Risks relating to current and future operations

There can be no assurance with respect to the Company’s future operations and financial results.

Sportech PLC Form 20-F for the year ended 31 December 2003	6

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

On 4 September 2000, Sportech acquired Littlewoods Gaming, which comprised the football pools, fixed odds betting and charity lottery management businesses of The Littlewoods Organisation PLC. Consequent to this acquisition the focus of the business has changed to that sector and the Company changed its name from Rodime PLC to Sportech PLC at that time.

Additionally, the Company intends in the future to seek new opportunities to increase shareholder value through strategies involving acquisitions as well as management and development of existing business streams.

Sportech PLC was incorporated in Scotland on August 17, 1979 and commenced business in October 1980. Its head office was located at 4 Heriot Row, Edinburgh, EH3 6HU, Scotland until December 2000. From January 2001 to May 2002 its head office was located at Walton Hall Avenue, Liverpool, L67 1AA, England, and since May 2002 its head office is located at 2 Enterprise Way, Wavertree Technology Park, Liverpool L13 1FB (telephone number 0044-151-525-3677). The Company’s registered office is at 249 West George Street, Glasgow, G2 4RB, Scotland, and its registered number is 69140. Sportech PLC is a going concern. The name and address of the Company’s US agent is Bank of New York Company Inc., 1, Wall Street, New York, N.Y. 10286.

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

In March 1991 the Directors reported that, because of the problems noted above, the Company had exhausted much of its working capital and would not be able to continue in the disk drive industry unless it could find a partner to share the risks associated with manufacturing. Shareholders were also advised that the Company was actively seeking potential joint venture manufacturing partners but that the outcome was uncertain. By August 1991 the Company had been unable to conclude any arrangement with joint venture parties and these factors led the Directors to conclude that it was not feasible in the long term to continue the manufacture and sale of disk drives. Subsequently, the Company’s manufacturing operations in Singapore were sold to Myrica Technology Inc, and the Company’s subsidiaries (Rodime Europe Limited, Rodime Singapore Pte Limited and Rodime Inc) were liquidated. Although the Company sold its manufacturing operations, the Company continued to seek revenue from its remaining assets, primarily patents covering its disk drive technology. In some cases, the Company deemed it necessary to file lawsuits for patent infringement against certain parties. The most significant lawsuit was filed against Seagate Technology Inc. in 1992. In 2000, Seagate paid to Rodime a settlement fee equal to $45m (£27.8m) in satisfaction of all claims raised in the lawsuit.

Acquisition of Littlewoods Gaming

Following the successful settlement of the Company’s legal action against Seagate and the redemption of outstanding loan stock, the Company embarked on a search for potential added value acquisition opportunities. This search culminated in the purchase on 4 September 2000 of Littlewoods Gaming for £162.5m and the renaming of the Company from Rodime PLC to Sportech PLC. Now the core business of the Company, Littlewoods Gaming is the foremost UK provider of gaming products direct to customers in their homes. Littlewoods Gaming has a brand which is synonymous with football (i.e. soccer) in the UK and the Company expects that this brand will be well placed to take advantage of high growth opportunities particularly through new media channels. The purchase of Littlewoods Gaming was financed by the issue of new ordinary shares raising £28.7m and by the draw down of long term loans totalling £140.0m. As part of the process of raising this new ordinary share capital the Bank of Scotland’s holding was reduced from 49.7% to 28.4% of the enlarged capital of the Company. The Bank of Scotland is one of the Company’s most significant shareholders and is its most significant lender.

Sportech PLC Form 20-F for the year ended 31 December 2003	7

A. History And Development Of The Company (continued)

Acquisition of Littlewoods Gaming (continued)

The financial reporting period of the Company was also reviewed at the time of the acquisition, and the financial reporting date was amended from 30 September to 31 December.

Disposal of Technology Patents Business

On 1 July 2003, the Company sold its remaining patents business for $1.5m to a company based in the US. This resulted in a profit after disposal costs of £0.6m. Consequent upon this disposal, the Littlewoods Gaming business is now the core business of the Company.

Capital Expenditures and Divestitures

See “Item 5B – Liquidity and Capital Resources”.

B. Business Overview

Principal activities and markets

Until September 2000 and the acquisition of Littlewoods Gaming, the Company’s principal activity was the exploitation through licensing and litigation of its pioneering patents relating to 3½ inch disk drive technology. In addition to the two U.S. patents (the ‘988 and ‘383 patents) formed the basis of the Company’s original patent licensing and litigation program, the Company held and maintained several patents relating to disk drive and other storage system technology which should have broader application than the ‘988 and ‘383 patents.

The Company’s patents principally covered certain hard disk drives which are either manufactured or sold in or into the United States, Canada and certain major Western European countries. For more information on the Company’s patents at this time, see “Patents and Licences” on page 13.

The Company’s patent licensing and exploitation activity has in years prior to 1999 generated revenue from three types of licences:

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

The Company’s most significant patent infringement suit was against Seagate Technology Inc (“Seagate”) (see Note 27 to the Financial Statements). After more than seven years of litigation, the case was finally settled in January 2000 by the payment of £27.8m million from Seagate to the Company, in full and final settlement of the Company’s claims, without admission of liability by either party.

At that time, there remained around 20 patents owned by the Company, principally relating to disk drive and storage access technologies.

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

Following the termination of this contract the Company undertook a further review of the most effective way of deriving value from the patent portfolio. It was concluded that best value could be obtained by selling the remaining patents. In consequence, on 1 July 2003, the Company sold its remaining patents business for $1.5m to a company based in the US. This resulted in a profit after disposal costs of £0.6m. Since the acquisition of Littlewoods Gaming, the Company’s principal activity is now Gaming consisting of Football Pools, Games & Lotteries, Interactive Television Gaming and Sports Betting.

Sportech PLC Form 20-F for the year ended 31 December 2003	8

B. Business Overview (continued)

Football Pools

Littlewoods Pools is the leading football (i.e. soccer) pools promoter in the United Kingdom and has been trading for 80 years. Football pools are a competition in which players select a minimum of 10 football matches from a list of 49 and score points based on the matches results. The prize fund is determined by the value of entry fees less taxes and administration expenses, and this prize fund is divided amongst the winning players.

In the period since acquisition, the football pools business has remained profitable and cash generative, despite a continuing decline in sales revenue, which is currently around 11% year on year. The way in which the game is played and the distribution efficiency have changed significantly since 1994 when virtually all entries were paper coupons, to today, with over 68% of football pools entries now gathered by telephone and electronically, including portable “pools card” terminals. Not only do these methods make the football pools quick and easy to play, but they completely eliminate all paper processing. This changing collection profile, together with increased automation in the processing and marking systems, has helped reduce costs and maintain operating profitability.

In 2002, the Company purchased the pools business of a small competitor, Zetters, thus increasing further its leading position in the market. This business, which operated from London, was transferred to the Liverpool operation during the course of 2003 with a complete transfer achieved by January 2004.

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

In 2002, the UK government changed the way Pool Betting Duty is calculated from being 17.5% of stakes to 15% of gross profit defined as stakes less winnings, and this has lowered the tax burden on the business.

The Company’s efforts in 2003 significantly continued to focus on three main areas: further cost reductions to sustain profitability of football pools; repackaging the game and the way it is played to increase its appeal to different market segments; and extending its distribution capabilities through the use of new media channels. This will continue in 2004.

Games and Lotteries

This part of the business derives income from the running of games and competitions such as Spot The Ball, the on-line casino, littlewoodscasino.com, and from acting as an external lottery manager for the running of society charity lotteries. During the year the Company continued its investment in new product concepts and delivery platforms. Sales of products through the door to door collector channel continued to decline.

During 2002, a non-core part of the Lotteries business, “Pull-tabs”, was sold generating a surplus of £0.5m.

During 2003, the key development in Games & Lotteries was the successful operation and extension of an on-line casino, littlewoodscasino.com, which launched in August 2002 and achieved operating profits in line with expectations in 2003.

In September 2003, the location of the casino was moved from the Isle of Man to the Netherlands Antilles as the extent of the regulation in the Isle of Man was excessively restrictive. Following the move, the casino was successfully expanded to provide integrated jackpot products, and in November 2003 poker games and tournaments were launched on littlewoodspoker.com. Our combined casino and poker sites now offer a choice of over 70 different games.

Extended scratchcard trials with two major UK supermarket groups, Sainsbury’s and Safeway, continue, with both retailers having stocked Littlewoods core scratchcards in store for the first time during 2003. Littlewoods Gaming continues to establish relationships with high profile charities and good causes with broad appeal. Our Poppy Appeal scratchcard last autumn was a notable success. The latest of these collaborations is the British Olympic Association scratchcard, which launched in April 2004 and is aimed at supporting Team GB in Athens this summer.

Sportech PLC Form 20-F for the year ended 31 December 2003	9

B. Business Overview (continued)

Interactive Television Gaming

The Company has entered a contract with Independent Television, one of the two major terrestrial UK broadcasters, to supply interactive gaming services in return for certain payments and minimum guarantees. This contract

•	offers the opportunity to provide gaming directly linked to programming content; and

•	represents a 24:7 interactive distribution channel for a range of interactive gaming and betting products.

This business has no turnover up to 31 December 2003 as it is still in development.

The Littlewoods Bet Direct product is being introduced to ITV’s interactive service. This will be the only betting service available behind ITV’s football and sports related coverage.

It is planned to introduce a 24:7 Game Zone on the ITV interactive service, which will include a range of non-programme related compelling “pay to play to win” games which viewers can access and enjoy at their leisure.

Sports Betting

Littlewoods Bet Direct currently provides customers with a wide range of betting opportunities across telephone, internet and satellite (Sky Digital) platforms. Organic growth across telephone and internet has delivered annual revenues of £101.7m which was 22% higher than 2002 (2002: £83.1m). This growth was underpinned by a 10% increase in average telephone stakes and a 35% increase in average internet stakes. Overall, customer numbers increased to 313,000 (2002: 272,000). However, this revenue growth was not reflected in retained gross win, principally as a result of a run of poor horse racing results which reduced the gross win rate (GWR) to 7.3% as against 9.6% in 2002. This is the principal reason why losses increased to £3.1m in 2003 (2002: loss of £2.0m) although there was also the impact of development costs associated with the launch of interactive betting services on the attheraces and Sky Active television channels.

Although margins did improve in the second half of 2003 on telephone betting, the gross win performance was nevertheless disappointing and is intended to be addressed through a number of key actions. In particular, the reliance on horse racing is intended to be reduced by increasing the share of the football betting market, where GWR over the last two years has been maintained at 11%. In addition, more betting opportunities will be exploited in other sports including cricket, tennis, rugby and golf, and the introduction of in-running betting across a number of sports. The Littlewoods Bet Direct presence will also be launched on ITV, and growing our Sky Active presence, where experience since launch, and the experience of the market generally, points to a GWR above 10%. The betdirect.net internet site is undergoing a major upgrade.

Sportech PLC Form 20-F for the year ended 31 December 2003	10

B. Business Overview (continued)

Segmental Information

The Company’s revenues are generated through three businesses: Football Pools, Games & Lotteries and Betting. A fourth business, Interactive Television Gaming, only commenced trading in 2004 and to date has not produced a material amount of revenue.

The Company’s segments for reporting purposes are the above four businesses (making up Littlewoods Gaming) along with Technology Patents, which was disposed of in 2003.

The following table shows the Company’s principal markets, including a breakdown of financial results under UK GAAP by category of activity and geographic market for each of the last three years. Substantially all of the Company’s business activity occurs within the United Kingdom.

	Year to 31 December 2001	Year to 31 December 2002	Year to 31 December 2003
	£m	£m	£m
Profits/(losses)
Generated from the United States:
Patent income	(0.6)	—	—
Profit on sale of Technology Patents	—	—	0.6

Generated from the United Kingdom:
Football Pools	23.2	25.6	25.6
Games & Lotteries	0.5	0.9	1.0
Interactive Television Gaming	(1.6)	(2.3)	(3.6)
Sports Betting	(4.0)	(2.0)	(3.1)

	17.5	22.2	20.5
Restructuring costs	—	(2.0)	(1.3)
Amortisation of goodwill	(8.9)	(8.8)	(9.1)

	8.6	11.4	10.1
Profit on sale of fixed assets	—	1.4	—
Interest income	0.4	0.2	0.2
Interest expense	(9.6)	(8.3)	(6.8)
Amortisation of loan arrangement fee	—	(0.1)	—

Income/(loss) before tax expense	(0.6)	4.6	3.5

Net assets
Football Pools	43.2	48.8	52.9
Games & Lotteries	(2.8)	(2.1)	(1.2)
Interactive Television Gaming	(1.2)	(3.2)	(6.2)
Sports Betting	(10.6)	(12.0)	(14.2)
Technology Patents	—	—	—

	28.6	31.5	31.3

Sportech PLC Form 20-F for the year ended 31 December 2003	11

B. Business Overview (continued)

Seasonality of the Company’s Main Business

The Company is not aware of any seasonal factors that materially affect the business of the Company.

Sources and Availability of Raw Materials

The Company does not expect to engage in the manufacture of physical products and for this reason is not affected by supply availability issues.

Marketing Channels Used by the Company

The importance of reliable and secure distribution in the football pools business cannot be over-emphasised, and Littlewoods Gaming has built its world class reputation over 80 years since 1923. While the Company now offers many choices of distribution, the cornerstone remains the 16,000 strong network of door-to-door collectors of coupons and stakes, which provides a unique service throughout the UK. This network is augmented by telephone, post, internet and interactive digital television distribution, all of which currently take the Company’s products into some 1.6 million households every week.

The Company’s future distribution strategy will have two main themes. Its own multi channel development will focus on extending its penetration into the home gaming market and becoming an important content provider for those with appropriate distribution channels into retail outlets.

The Company believes the new media channels, particularly interactive digital television, will open up a much wider playing audience and provide an ideal platform for many of its gaming concepts.

Dependency Upon Patents and Licences

Patents

Prior to September 2000, the Company was dependent for its income on patents. In 1983, the Company completed the development of and demonstrated the world’s first 3 1/2 inch hard disk drive product, and applied for a patent in the US in February 1984 (US Patent Number 4568988) (‘988). A continuation patent was filed in the US in November 1985 (US Patent Number 4683383) (‘383). These patents were issued in February 1986 and January 1987, respectively. Court rulings have narrowed the scope of the claims of these patents to certain types of drives.

The licensing program for the ‘988 and ‘383 patents has resulted in the Company reaching agreement with twenty licensees, including negotiated settlements with Seagate Technology, IBM, Miniscribe and Corner Peripherals. Under United States law, the Company was entitled to receive royalties through to the year 2003.

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

During 2003, the Company undertook a review of the most effective way of deriving value from the patent portfolio. It was concluded that best value could be obtained by selling the remaining patents. In consequence, on 1 July 2003, the Company sold its remaining patents business for $1.5m to a company based in the US. This resulted in a profit after disposal costs of £0.6m.

Following the disposal of this business segment, the Company is no longer dependent on patents.

Licenses

The businesses comprising Littlewoods Gaming operate utilising licenses issued by the United Kingdom for betting and gaming and for the management of charity lottery competitions, and a license issued by Netherlands Antilles to operate internet casinos. Licences formerly held in both the Isle of Man and Alderney to operate internet casinos have not been renewed.

As part of the acquisition agreement for Littlewoods Gaming, Littlewoods Gaming has been licensed by Littlewoods Limited (formerly The Littlewoods Organisation), at no cost, to use “Littlewoods” as part of the Littlewoods Gaming branding for betting, gaming and lottery products. The agreement will run until 3 September 2010 unless previously terminated (for material breach or insolvency) or renewed by agreement between the parties.

Sportech PLC Form 20-F for the year ended 31 December 2003	12

B. Business Overview (continued)

Competitive Position

The competitive position of Littlewoods Gaming is as follows:

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

Interactive Television Gaming – The Company has an exclusive contract with ITV for fixed odds betting which commenced in March 2004 making Littlewoods Gaming the principal supplier of all interactive gaming and betting content behind ITV programming across all channels. Furthermore, the Company’s interactive betting service is now established on the Sky platform, and will be enhanced by the addition of fixed-odds games throughout 2004. Sportech is at the vanguard of this brand new entertainment experience and is ideally positioned to grow the interactive betting and gaming market at a number of levels, having invested in the technical and content expertise required to exploit this opportunity throughout 2003.

Sports Betting – the Company, trading as Bet Direct and formerly Bet247, is a relatively new entrant, commencing trading in 1998, in a highly competitive sector dominated by several major long established competitors, such as William Hill and Ladbrokes. The competition in the sector has recently been increased further by the emergence of online betting exchanges.

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

Sportech PLC Form 20-F for the year ended 31 December 2003	13

B. Business Overview (continued)

Material Effects of Government Regulations (continued)

Lotteries and scratchcards

The Lotteries and Amusements Act 1976 differentiates between private lotteries (restricted to members of a society or a club) and society lotteries (open to all but run on behalf of a charity or not-for-profit society).

•	Private lotteries (which the Company is no longer involved in)

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

The Lotteries and Amusements Act 1976 permits individuals and companies to act as managers (generally referred to as external lottery managers or ‘ELMs’) of lotteries for charities and other ‘societies’, subject to certification by the Gaming Board. Society lotteries are subject to certain restrictions, which were altered by The Lotteries (Variation of Monetary Limits) Order 2002 on 17 June 2002, in particular:

•	The proportion of proceeds allocated to prizes must not be more than 55%.

•	The proportion of proceeds allocated to expenses (including the ELM’s fee and any VAT thereon) is restricted to a maximum of 35%.

•	The sum of the prizes and expenses percentages must not exceed 80%, thus leaving at least 20% for the society.

•	Tickets in a society lottery may not be ‘sold by means of a machine’.

•	The scheme for each society lottery must be approved in advance by the Gaming Board.

•	The price of each ticket or chance is limited to £2 maximum.

•	The maximum size of each society lottery is limited to £2,000,000 and the maximum top prize is the higher of 10% of the proceeds or £25,000. In practice, therefore, the maximum top prize is £200,000.

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

Lottery tickets can be sold by post or telephone but not by means of a machine, except in the case of the National Lottery (subject to conditions) and private lotteries. This has led to the Gaming Board giving permission to one external lottery manager (ELM), Littlewoods Gaming, to operate lotteries over the internet so long as it is merely used, rather like a telephone, as a means of communication connecting the buyers and sellers of tickets and the actual sale is carried out by human agency.

Sportech PLC Form 20-F for the year ended 31 December 2003	14

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

All of these companies are incorporated in England and Wales with the exceptions of Sportech PLC and Rodime Technologies Limited (incorporated in Scotland), Littlewoods Isle of Man Limited (incorporated in the Isle of Man), LWL Management NV (incorporated in Netherlands Antilles) and Littlewoods Alderney Limited (incorporated in Alderney).

Sportech PLC Form 20-F for the year ended 31 December 2003	15

D. Property, Plants And Equipment

Until the acquisition of Littlewoods Gaming the Company occupied offices totalling 800 sq. ft in Edinburgh, Scotland. These premises were occupied under a short-term lease that expired in February 2001.

In January 2001 the Company moved its headquarters to the premises of Littlewoods Gaming at Walton Hall Avenue in Liverpool. This property was held under a long leasehold (999 year lease) and carried in the balance sheet at £1.1m. The company also rents a number of smaller properties in the United Kingdom. In May 2002 the Company moved its headquarters to new premises in the Wavertree Technology Park in Liverpool, which was named Sportech House. This left the football pools operation in 2 buildings at the Walton Hall Avenue site. One of these was extensively refurbished incurring capital additions of £1.1m, and the entirety of the football pools operation moved into it. The second, along with surplus land, was disposed of during the financial year to 31 December 2002, resulting in a profit on disposal of £1.4m. The Walton Hall Avenue site occupied 501,000 square feet before the disposal; 334,000 square feet were sold with 167,000 square feet retained.

The Wavertree Technology Park premises is held under a 10 year lease that expires in January 2011. These premises comprise 23,000 square feet of purpose built office accommodation. During the year ended 31 December 2002, the Company spent £0.6m fitting out Sportech House.

Following the acquisition of the Zetters football pools business, the Company now holds the remaining lease for two floors of Saffron House in London, which houses the Zetters football pools business. This expires in September 2005. This also now houses certain parts of the Interactive unit.

The most significant element of the plant and equipment relates to pools collector handheld terminals. These are data capture terminals used by a national network of door to door collectors to capture details of football pools entries for onward transmission to the Football Pools operational headquarters at Walton Hall Avenue.

For information on the closing balance value of property, plant and equipment see Note 13 to the Financial Statements.

Sportech PLC Form 20-F for the year ended 31 December 2003	16

Item 5. Operating And Financial Review And Prospects

A. Operating Results

Non-GAAP measure

The discussion below contains references to ‘operating profit (before goodwill amortisation and restructuring)’. This is a non-GAAP measure derived from operating profit. It is used as it provides investors with a better insight into the results as it focuses on the underlying performance of the business. A demonstration of how operating profit before restructuring costs and amortisation of goodwill reconciles to operating profit is set out below, using the 2003, 2002 and 2001 operating results:

	2003	2002	2001
	£m	£m	£m
Operating profit (before goodwill amortisation and restructuring)	19.9	22.2	17.5
Restructuring costs	(1.3)	(2.0)	—
Amortisation of goodwill	(9.1)	(8.8)	(8.9)

Operating profit	9.5	11.4	8.6

Overview

The turnover of the Football Pools business continues to decline though the Company continues to adopt policies to limit that decline. The revenues in the Betting business continue to increase, though the operating profit in this segment was affected by poor horse racing results. A fuller analysis of the 2003 figures is set out in the discussion below.

The Company’s sales revenue for the year was £207.9m, an increase of 6.5% on the 2002 figure of £195.3m. The increase reflects strong growth in Sports Betting revenues, with turnover 22% higher at £101.7m. This has been partially offset by the continuing decline of the Football Pools business, although the rate of decline in turnover reduced further to 11%, reflecting customer retention programmes in the direct and collector channels, along with the full-year benefit of Zetters.

The table below summarises the Company’s operating profit / (loss), before restructuring costs and amortisation of goodwill, from each of its businesses:

For the year ended 31 December	2003	2002	2001
	£m	£m	£m
Football Pools	26.0	25.6	23.2
Games & Lotteries	1.3	0.9	0.5
Interactive Television Gaming	(4.3)	(2.3)	(1.6)
Betting	(3.1)	(2.0)	(4.0)

Littlewoods Gaming	19.9	22.2	18.1
Technology Patents	—	—	(0.6)

Operating profit (before goodwill amortisation and restructuring)	19.9	22.2	17.5

Sportech PLC Form 20-F for the year ended 31 December 2003	17

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2003 vs. 2002

Football Pools

Turnover decreased to £89.8m (2002: £100.8m). This represents a rate of decline of 11% (2002: 15%), reflecting customer retention programmes in the direct and collector channels, along with the full-year benefit of Zetters.

The operating profit (before goodwill amortisation and restructuring) of Football Pools was slightly ahead of 2002 at £26.0m (2002: £25.6m), as a result of the continued focus on generating operating efficiencies and initial synergies relating to the Zetters integration. While the Zetters identity has been retained, operations have now transferred to Littlewoods Football Pools, utilising more fully the Company’s call centre and recently implemented scanning technologies.

The Company continues to explore opportunities to further develop the Football Pools product in order to increase its attraction to new players.

Games & Lotteries

Turnover increased to £16.4m (2002: £11.4m), mainly as a result of the continued expansion of the online casino, Littlewoodscasino.com, and our other gaming site, LittlewoodsGameOn.com.

Operating profit (before goodwill amortisation and restructuring) increased to £1.3m (2002: £0.9m) mainly stemming from the successful operation and extension of the on-line casino, littlewoodscasino.com, which launched in August 2002. In September 2003, the casino was successfully expanded to provide integrated jackpot products, and in November 2003 poker games and tournaments were launched on littlewoodspoker.com. The combined casino and poker sites now offer a choice of over 70 different games.

Off-line games such as Spot the Ball and Lotto 3/4 continue to be profitable, as a result of lower product and distribution costs. In addition, charity scratchcards have undergone a major redesign with new stakes and prizes introduced in an effort to revitalise sales.

Extended scratchcard trials with Sainsbury’s and Safeway supermarkets continue, with both retailers having stocked Littlewoods core scratchcards in store for the first time during 2003.

Littlewoods Gaming continues to establish relationships with high profile charities and good causes with broad appeal. The Poppy Appeal scratchcard last autumn was a notable success. The latest of these collaborations is the British Olympic Association scratchcard, which was launched in April 2004 and is aimed at supporting Team GB in Athens this summer.

Interactive Television Gaming

This business had no turnover up to 31 December 2003 as it was still in development.

The operating loss (before goodwill amortisation and restructuring) of £4.3m (2002: £2.3m) represents the costs of beginning to establish this business.

The interactive television gaming contract with ITV:

•	offers the opportunity to provide gaming directly linked to programming content; and

•	represents a 24:7 interactive distribution channel for a range of interactive gaming and betting products.

Sportech PLC Form 20-F for the year ended 31 December 2003	18

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2003 vs. 2002 (continued)

Betting

Littlewoods Bet Direct currently provides customers with a wide range of betting opportunities across telephone, internet and Sky Digital platforms. Organic growth across telephone and internet delivered annual revenues of over £100m for the first time, which at £101.7m was 22% higher than 2002 (2002: £83.1m). This growth was underpinned by a 10% increase in average telephone stakes and a 35% increase in average internet stakes. Overall, customer numbers increased to 313,000 (2002: 272,000).

This revenue growth was not reflected in retained gross win, principally as a result of a run of poor horse racing results which reduced the gross win rate (GWR) to 7.3% as against 9.6% in 2002. This is the principal reason why the operating loss (before goodwill amortisation and restructuring) increased to £3.1m in 2003 (2002: £2.0m) although there was also the impact of development costs associated with the launch of interactive betting services on attheraces and Sky Active.

Although margins did improve in the second half of 2003 on telephone betting, the gross win performance was nevertheless disappointing and is intended to be addressed through a number of key actions. In particular, the Company aims to reduce the reliance on horse racing by increasing it’s share of the football betting market, where GWR over the last two years has been maintained at 11%. In addition, betting opportunities in other sports including cricket, tennis, rugby and golf will be exploited, and the introduction of in-running betting across a number of sports. The Company is also launching the Littlewoods Bet Direct presence on ITV, and growing it’s Sky Active presence, where experience since launch, and of the market generally, points to a GWR above 10%. The betdirect.net internet site is undergoing a major upgrade.

Operating Profit

Following goodwill amortisation of £9.1m (2002: £8.8m) and restructuring costs of £1.3m (2002: £2.0m), operating profit was £9.5m (2002: £11.4m). Restructuring costs of £1.3m in 2003 mainly reflect the full integration of Zetters Football Pools, along with a reorganisation following the disposal of the Rodime Technology Patents business.

Cashflow

Operating cash flow in 2003 was stronger than in 2002 at £18.6m (2002: £18.1m) enabling continued investment in growth strategies. Total capital expenditure during the year was £3.0m (2002: £4.9m) which included further investment in developing games and betting content for interactive television.

Financial position

Sportech started the year ending 31 December 2003 with net assets of £31.5m. The Company’s loss after taxation for the year ending 31 December 2003 was £0.2m after amortising £9.1m of goodwill. Net assets were £31.3m at 31 December 2003.

Goodwill

The amortisation charge for the year relating to the Littlewoods Gaming acquisition was £8.7m. A further £0.4m relating to the Zetters Pools Business resulted in a total amortisation charge for the year of £9.1m (2002: £8.8m).

Taxation

The total tax charge for the year ended 31 December 2003 was £3.7m on profits of £3.5m. A reconciliation of the effective rate of tax to the standard rate is given in Note 10 of the Financial Statements. The main reconciling item is for goodwill amortisation not allowable for tax.

Net interest

Net interest paid for the year ending 31 December 2003 was £6.6m compared with £8.2m for the period ended 31 December 2002, reflecting a decrease in the level of bank loans and lower interest rates.

Inflation

The effects of inflation on the Company’s financial position and results of operations were not material during the year ending 31 December 2003.

Sportech PLC Form 20-F for the year ended 31 December 2003	19

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2002 vs. 2001

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

Football Pools

Turnover was £100.8m in 2002 compared to £119.0m in 2001. This includes the above £1.8m in respect of Zetters Pools in 2002 (2001: nil). The like for like rate of decline in turnover in the second half of the year reduced further to 14%.

The operating profit (before goodwill amortisation and restructuring) of Football Pools increased to £25.6m (2001: £23.2m), reflecting significant improvement in operating efficiencies, the reduction in the duty burden from April 2002 and a £0.4m contribution from Zetters since its acquisition in August 2002.

The Company continues to identify opportunities to rationalise the operational and overhead base of the football pools whilst extending our distribution of this product via television, internet and overseas businesses.

Games & Lotteries

Turnover was slightly down on 2001 at £11.4m (2001: £12.5m).

Operating profit before restructuring costs and amortisation of goodwill for Games & Lotteries increased by £0.4m to £0.9m (2001: £0.5m), mainly due to the £0.5m profit from the sale of the Pull Tabs lottery business. 2002 was a period of significant transition for the soft gaming business as the Company concluded a number of major new distribution arrangements, significantly enhancing both on line and off line customer access, while withdrawing from low growth marginal businesses such as Pull Tabs lotteries.

Growth of on-line games has been underpinned by the launch of LittlewoodsCasino.com, the on-line casino, which was launched in August 2002. Levels of customer interest in this product are encouraging and the choice and quality of games available was enhanced in the second half of 2003.

The Company’s plan to capture a larger share of the £500m scratchcard market was boosted by groundbreaking retail distribution deals with both Sainsbury’s and Safeway for the supply of own label scratchcards dedicated for specific charities such as Comic Relief and Great Ormond Street Hospital.

Interactive Television Gaming

As noted above, this business has no turnover up to 31 December 2003 as it is still in development.

The operating loss (before goodwill amortisation and restructuring) of £2.3m (2001: £1.6m) represents the costs of acquiring an interactive television gaming contract with ITV and developing the gaming functionality to be used by this business.

Betting

Betting continued to deliver strong revenue growth, with turnover 60% higher, at £83.1m (2001: £51.8m). This growth reflected the benefits of a level playing field arising from the elimination of tax for customers in October 2001. As a result of the increased betting volumes, the operating loss (before goodwill amortisation and restructuring) was halved during the year to £2.0m compared to £4.0m in 2001. Customer numbers increased by 20% to 272,000 (2001: 227,000), with average stakes per telephone call up 23% to £36 (2001: £29) and the average internet bet up 26% to £17 (2001: £13). Following a strong first half, gross win margins eased back in the second half, in line with market trends, leading to a gross win margin for the full year of 10% (compared to 11% in 2001).

The commencement of an all weather racing sponsorship programme covering three seasons and ending on 1 May 2004, positioning the Littlewoods Bet Direct brand at more than one in five UK televised horse racing events, significantly raised Littlewoods Bet Direct’s profile. The business continued to provide a variety of unique best and special bet offers to customers, generating continued media exposure for the brand.

Sportech PLC Form 20-F for the year ended 31 December 2003	20

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2002 vs. 2001 (continued)

Operating Profit

Following goodwill amortisation of £8.8m (2001: £8.9m) and restructuring costs of £2.0m (2001: nil), the Company’s operating profit was £11.4m compared with £8.6m in 2001.

Restructuring costs of £2.0m in 2002 related mainly to redundancies.

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

Goodwill

The acquisition of the Zetters Pools business resulted in an addition to goodwill of £1.3m. This is being amortised over 3 years, resulting in a charge for the period since acquisition to 31 December 2002 of £0.1m. The amortisation charge for the year relating to the Littlewoods Gaming acquisition was £8.7m, resulting in a total amortisation charge for the year of £8.8m (2001: £8.9m).

Taxation

The total tax charge for the year ended 31 December 2002 was £1.7m on profits of £4.6m. A reconciliation of the effective rate of tax to the standard rate is given in Note 10 of the Financial Statements.

Net interest

Net interest paid for the year ending 31 December 2002 was £8.2m compared with £9.2m for the period ended 31 December 2001, reflecting a decrease in the level of bank loans.

Inflation

The effects of inflation on the Company’s financial position and results of operations were not material during the year ending 31 December 2002.

Sportech PLC Form 20-F for the year ended 31 December 2003	21

A. Operating Results (continued)

Critical accounting policies

Our consolidated financial statements, included in “Item 17 - Financial Statements”, are prepared based on the accounting policies described in Note 2 to the consolidated financial statements which are in conformity with UK generally accepted accounting principles, which differs in significant respects from US generally accepted accounting principles.

The preparation of our consolidated financial statements in conformity with UK generally accepted accounting principles, and the reconciliation of these financial statements to US generally accepted accounting principles as described in Note 30, requires management to make estimates and assumptions that affect the carrying value of assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the periods reported in these financial statements. Certain of our accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable.

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

Impairment

The Company has made a significant investment in Littlewoods Gaming resulting in a significant goodwill amount being carried in the balance sheet. Under UK GAAP, this goodwill amount is tested for impairment when management believes that circumstances indicate that it is appropriate to make such a test. Factors that would trigger such an impairment review would include significant under-performance in relation to expected operating results, changes in the overall strategy for the business or negative industry or economic trends. The Company’s estimation techniques for determining the impairment of goodwill includes an analysis of the Company’s discounted cash flows. Changes in the Company’s estimation techniques with respect to goodwill impairment could materially effect the Company’s presentation of its financial results and operations.

Under US GAAP, the goodwill is tested for impairment on an annual basis. Please refer to Note 30(e) to the Financial Statements which is incorporated herein by reference.

Provision for collector incentive scheme

In December 1996, an incentive scheme to reward football pools collectors was established. Under the terms of the scheme, the collectors earn points on the basis of their sales. These points can be converted into vouchers to purchase items from high street shops. On the basis of similar schemes and past redemption rates, estimation techniques for determining the expected future redemption rate and liabilities attributable to these points have been established. The Company has used an estimated redemption rate of 58% in preparing the accruals as at 31 December 2003 and 31 December 2002, and hence the value of the points not provided for in these financial statements amounts to £2.6m in 2003 compared with £2.4m in 2002. Changes in the Company’s estimation techniques with respect to this scheme could materially effect the Company’s presentation of its financial results and operations. Below is a sensitivity analysis of the redemption rate assumption as at 31 December 2003 and 31 December 2002:

	As at 31 December 2003			As at 31 December 2002
	Provided	Unprovided	Total	Provided	Unprovided	Total
	£m	£m	£m	£m	£m	£m
Current redemption rate of 58%	3.6	2.6	6.2	3.4	2.4	5.8

Redemption rate of 40%	2.5	3.7	6.2	2.3	3.5	5.8
Resultant increase in profit before tax	1.1			1.1

Redemption rate of 80%	5.0	1.2	6.2	4.6	1.2	5.8
Resultant (decrease) in profit before tax	(1.4)			(1.2)

Redemption rate of 100%	6.2	—	6.2	5.8	—	5.8
Resultant (decrease) in profit before tax	(2.6)			(2.4)

Sportech PLC Form 20-F for the year ended 31 December 2003	22

A. Operating Results (continued)

Critical accounting policies

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

Long leasehold land	NIL
Long leasehold buildings	Over remaining estimated useful life (12 years)
Buildings fixtures and fittings	4.0% - 20%
Plant, equipment and other fixtures and fittings	10.0% – 33.3%
Leasehold improvements	10.0% (or period of lease if shorter)
Computers	14.3% - 33.3%
Motor vehicles	12.5% - 25.0%
Hand-held pools bet capture equipment	16.7%

Changes in the Company’s estimation techniques with respect to its depreciation rates or related estimates could materially effect the Company’s presentation of its financial results and operations.

Recently Issued US Accounting Pronouncements

Please refer to Note 30(j) to the Financial Statements which is incorporated herein by reference.

Sportech PLC Form 20-F for the year ended 31 December 2003	23

B. Liquidity And Capital Resources

Liquidity

The Company expects that its principal source of funds will be revenues received from its operating activities. Although the Company believes that it will have sufficient liquidity to meet its anticipated cash needs, this belief is based on assumptions about a variety of factors, many of which are beyond the control of the Company. For example, the Company’s cash needs could be significantly greater than anticipated as a result of adverse market conditions, adverse government actions or regulations, or increases in interest rates on the Company’s substantial indebtedness.

For 2003, the Company’s net cash inflow from its operating activities was £18.6m compared with £18.1m in 2002. The Company’s net cash decreased by £3.1m in 2003, compared to £9.7m in 2002. The businesses of Littlewoods Gaming are expected to generate further net cash operating inflow.

The £162.5m consideration for the acquisition of Littlewoods Leisure in the year to 31 December 2000 was funded through new loan facilities totalling £140m together with a Rights Issue and Subscription raising £27.9m. The new bank facilities were established with Bank of Scotland comprising a five year term loan of £110m, mezzanine loans of £30m repayable in December 2008, and a further mezzanine facility of £11m to fund investment in the interactive television gaming contract also repayable in December 2008. During each of the years to 31 December 2002 and 2003, £16m of the term loan was repaid. Net debt at the end of the financial year was £114.7m. The loans were renegotiated since 31 December 2003, as set out in Note 19 to the Financial Statements.

The Company’s financial liabilities comprise borrowings from the Bank of Scotland of approximately £116.9m at 31 December 2003 compared with £125.7m at 31 December 2002. Such indebtedness also includes an overdraft balance of £6.9m at 31 December 2003 compared with £5.7m at 31 December 2002, which is netted off against cash balances of £4.1m (2002: £6.0m) when establishing the net overdraft position. The Company’s debts falling due within one year for 2003 equals £44.3m compared with £43.5m for 2002. A maturity profile of the carrying amount of financial liabilities and details of undrawn committed facilities are presented in Notes 18, 19 and 20 to the Financial Statements.

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

Prior to the acquisition of Littlewoods Gaming, the Company’s investment policies prohibited it from entering into forward currency hedging arrangements. The Company changed this policy after the acquisition, but has not yet deemed it necessary to enter into such contracts. Prior to the time of the acquisition, Littlewoods Gaming entered into certain foreign currency hedging contracts, although none were in place at the time of the acquisition or at the year end.

Capital expenditures

The Company’s operations are not particularly capital intensive. Prior to the current year, the Company’s capital expenses were predominantly targeted at enhancing productivity and to provide a means of reducing player turnover (e.g. hand held terminals for the network of collectors). In the year ended 31 December 2003, the capital expenditure was targeted mainly at IT projects, in particular relating to the ITV contract. There were no material divestures during the year. There were no material contracted commitments for capital expenditure at 31 December 2003.

Sportech PLC Form 20-F for the year ended 31 December 2003	24

B. Liquidity And Capital Resources (continued)

During the three year period ended 31 December 2003, the Company’s capital expenditures and investments totalled approximately £9,900,000. During the same three-year period the Company’s divestitures yielded £3,500,000.

All expenditures and divestitures were in the United Kingdom.

Capital commitments

There are no material commitments for capital expenditures.

C. Research And Development, Patents And Licenses, Etc.

There is no formal policy for research and development. The Company in the last three years has not incurred any significant research and development costs, with the exception of those noted under “Capital expenditures” under Item 5B. A business development unit does exist within the acquired business of Littlewoods Leisure for the purpose of identifying potential products or new business channels for existing products. This unit’s expenses were £1.0m in the year to 31 December 2003, £0.7m in the year to 31 December 2002 and £1.6m in the year to 31 December 2001.

D. Trend Information

The following trends, uncertainties and events could have a material impact on the Company’s net revenues from continuing operations, net income and liquidity and capital resources:

1.	Whilst the Company has now hedged a significant portion of its debts, the Company has and may continue to incur significant debts at floating exchange rates. This may impact the Company’s operations, profits and business opportunities.

2.	A substantial portion of the Company’s revenues in 2000 were attributable to the Seagate technology lawsuit. Following the sale of the Technology patents, there will be no future revenues from further litigation or patent royalties.

3.	The Company may invest in its gaming, football pools, sports betting and lottery businesses. This may impact the Company’s operations, profits and business opportunities. The football pools business has been in a period of substantial decline for a number of years although the rate of that decline is now slowing. This has been offset by substantial growth in the Sports Betting business. See “Operating Results” for further information.

E. Off Balance Sheet Arrangements – The Company has no off balance sheet arrangements.

F. Tabular Disclosure Of Contractual Obligations

The Company’s significant contractual commitments at 31 December 2003 were as follows:

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	£m	£m	£m	£m	£m
Long term debt	110.0	16.0	32.0	62.0	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease commitments	2.5	0.4	0.6	0.5	1.0
Hire purchase contracts	0.2	—	0.1	0.1	—
Other commitments (Note 1)	38.9	11.3	11.8	15.8	—

Total	151.6	27.7	44.5	78.4	1.0

Note 1 – The other commitments include minimum guaranteed commissions payable under sales contracts. These are expected to be covered by revenues. One of these contracts has a break clause after two years (subject to a poor performance condition set out in the contract) which if exercised would mean the £15.8m included in ‘3 to 5 years’ and £6.4m of the amount included under ‘1 to 3 years’ would not have to be paid.

Following the year end, the repayment terms for the long-term debt were renegotiated. See Item 11 – “Quantitative And Qualitative Disclosures About Market Risk” for revised timescales.

Sportech PLC Form 20-F for the year ended 31 December 2003	25

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

	Name	Age	Title	Experience

a)	David Mathewson	56	Non-executive Chairman	David Mathewson has been a Director of the Company since 1992 and was appointed Chairman on 1 January 2002. He is a Director of Noble & Co Ltd, merchant bankers and a Non-executive Director of Edinburgh UK Tracker Trust PLC, Martin Currie High Income Trust PLC, Murray VCT PLC and various private companies. He is also Non-executive Chairman of Geared Opportunities Income Trust plc and a Trustee of the Royal Botanic Gardens, Edinburgh. David Mathewson is a qualified chartered accountant.

a)	George Rushton	50	Managing Director	George Rushton was appointed Managing Director of Sportech PLC and Littlewoods Gaming on 18 November 2003. He had previously been a main Board Director at Bourne Leisure, and prior to this, Managing Director of Hotels and Resorts at The Rank Group’s Holidays Division, as such he has been responsible for three of the UK’s leading leisure brands: Warner Holidays, Butlins and Oasis Villages. George Rushton is a qualified solicitor.

a)	Gary Speakman	42	Finance Director	Gary Speakman was appointed Finance Director on 1 November 2000, having previously been Finance Director of Littlewoods Gaming for three years. He had previously held a variety of positions with The Littlewoods Organisation, Gallaher Limited, Leyland DAF, Rover Group and Dowty Group. He is responsible for finance and group services including technology. Gary Speakman is a qualified chartered management accountant.

a)	Roger Withers	61	Non-executive Director	Roger Withers was appointed to the Board on 4 September 2000, following the acquisition of Littlewoods Gaming where he was Executive Chairman. He previously held a variety of senior positions with Bass PLC and Hilton Group PLC. Roger Withers is Chairman of Arena Leisure PLC and holds a number of Non-executive Directorships in the leisure, exhibition and technology industries.

a)	Kathryn Revitt	39	Non-executive Director	Kathryn Revitt was appointed to the Board on 4 September 2000. She is a Director of a number of companies including Leisure Parcs Limited, the owner of Blackpool Tower and The Winter Gardens, and Cuerden Leisure Limited, an operator and distributor of gaming machines. Kathryn Revitt is a qualified solicitor.

b)	Robert Haggis	50	Company Secretary	Robert Haggis was appointed Company Secretary and Legal Adviser on 22 January 2001. He has held senior positions at Hoechst and J Bibby & Sons PLC. He is responsible for compliance and general legal advice. Robert Haggis is a qualified barrister.

(continued on following page)

Sportech PLC Form 20-F for the year ended 31 December 2003	26

A. Directors And Senior Management (continued)

	Name	Age	Title	Experience

b)	Angela Moran	48	Director of Football Pools	Angela Moran was appointed Director of Football Pools in January 2001. She is responsible for all aspects of Football Pools operations. She joined Littlewoods Gaming in 1976 and has held a variety of Senior Management positions within the Company.

b)	Peter Cuffe	46	Director of Interactive Media	Peter Cuffe joined Littlewoods Gaming in March 2000. He is responsible for new media and e-commerce strategy for all products within the Company’s portfolio. He was previously Managing Director of London-based Blue Marble, the new media production facility of the D’Arcy Group.

b)	Steve Taylor	42	Director of Sports Betting	Steve Taylor joined Littlewoods Gaming in June 1997 as Business Development Director. He is responsible for Sports Betting across all distribution channels. He was previously a management consultant with BDO Binder Hamlyn, and worked as a Finance Director in manufacturing industries including Gradus PLC and GEC PLC. Steve Taylor is a qualified chartered accountant.

b)	David Henderson	33	Director of Technology and Strategy	David Henderson joined Littlewoods Gaming in October 2001 and is responsible for the Company’s extensive IT infrastructure and systems development and corporate strategy. Prior to joining, he completed an MBA and held positions with KPMG Consulting, Virgin and Accenture.

b)	Mark Allison	41	Director of Retail Gaming	Mark Allison joined Littlewoods Gaming as Retail Gaming Director in March 2003. He is responsible for the Littlewoods scratchcard business and the development of new retail products and channels. He previously held positions with the Rank Group in Bingo and Casinos and worked extensively in Asia and Africa in the development of lottery projects.

Sportech PLC Form 20-F for the year ended 31 December 2003	27

B. Compensation

Details of each Director’s remuneration are given below:

	Fees/ Salary	Compen- sation for loss of office	Taxable benefits	Bonuses	Year to 31 December 2003 Total	Year to 31 December 2002 Total	Year to 31 December 2001 Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive
George Rushton	24	—	—	—	24	—	—
Colin McGill [4]	176	309	22	80	587	261	261
Gary Speakman	161	—	1	74	236	208	216

Non-Executive
Malcolm McIver [1]	—	—	—	—	—	—	65
David Mathewson	50	—	—	—	50	46	65
Roger Withers [2]	25	—	—	—	25	25	6
Kathryn Revitt [3]	—	—	—	—	—	—	—

Aggregate Emoluments	436	309	23	154	922	540	613

Fees paid to third parties [2,3]					25	25	114

The Non-Executive Directors do not participate in any incentive, pension or benefit schemes of the Company (with the exception of David Mathewson whose benefits shown below are legacy payments relating to his service as an Executive Director in the preceding financial year) and their remuneration is determined by the Board. No amounts have been set aside for or accrued by the Company to provide pension payments to its Directors and Management for the year ending 31 December 2003. Taxable benefits comprise various insurance policies.

1	Malcolm McIver was Non-Executive Chairman through to his retirement on 31 December 2001. His emoluments include £30,000 paid by the Company as compensation for loss of office as a Director following his resignation from the Board on 31 December 2001.
2	Roger Withers became a Non-Executive Director on 31 October 2001, and has been paid directly by the Company since that date. Prior to that, Mr Withers was an Executive Director and his services were provided through a consultancy agreement between the Company and Hemway Limited. Payments to Hemway Limited amounted to £99,000 in 2001. In total the amount paid in relation to Mr Withers in 2001 was £105,250.
3	The services of Kathryn Revitt are provided through a consultancy agreement between the Company and Hemway Limited. Payments to Hemway Limited amounted to £25,000 in 2003 (2002: £25,000).
4	Ceased to be Director of the Company on 28 November 2003. Colin McGill was the Managing Director until this date.

Sportech PLC Form 20-F for the year ended 31 December 2003	28

B. Compensation (continued)

Two Directors (2002: two, 2001: three) are members of defined contribution schemes. Contributions paid by the Company in respect of these Directors were as follows:

	Year to 31 December 2003 Total	Year to 31 December 2002 Total	Year to 31 December 2001 Total
	£’000	£’000	£’000
Colin McGill	14	14	11
Gary Speakman	12	11	34
David Mathewson	—	—	4

	26	25	49

None of the Directors (or their associates) of the Company has ever been indebted to the Company.

The main component parts of the remuneration packages for executive directors and senior management are as follows:

Basic annual salary

An individual’s basic salary is reviewed and determined by the Committee annually, taking into account external research and his or her performance.

Performance related bonus

For 2004 as in 2003 the Executive Directors and Senior Executives will be rewarded on the basis of a two-part bonus structure, reflecting the achievement of profit targets and key business objectives. The total of such bonus payments will be limited to 50% of basic salary.

Pension arrangements

All Senior Executives are members of the Sportech defined contributions scheme. No amounts have been set aside or accrued by the Company or subsidiaries in their books to provide pension, retirement or similar benefits.

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

Sportech PLC Form 20-F for the year ended 31 December 2003	29

C. Board Practices

Directors service contracts

The dates each of the directors and managers took up office are contained in Item 6A. The Company has entered into Service Contracts with all five directors. Notice periods and/or unexpired terms are as set out in the following table:

	Unexpired term	Notice period
George Rushton	n/a	6 months
Gary Speakman	n/a	1 year
David Mathewson	n/a	3 months
Roger Withers	n/a	3 months
Kathryn Revitt *	n/a	n/a

*	- the contract under which Kathryn Revitt’s services are provided to the Company continues from each Annual General Meeting at which she is re-appointed as a Director until the Annual General Meeting at which she is required to retire by rotation. Kathryn Revitt retired by rotation in accordance with the Articles of Association of the Company at this year’s Annual General Meeting and was re-appointed.

A proforma Director’s contract has been included as an exhibit as an example of the terms and conditions that are included in such contracts.

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

David Mathewson is the Audit Committee’s Financial Expert, being a Chartered Accountant.

Sportech PLC Form 20-F for the year ended 31 December 2003	30

C. Board Practices (continued)

Remuneration Committee

A Remuneration Committee (the Committee) comprising the Non-Executive Directors only (Roger Withers, Kathryn Revitt and David Mathewson) was in place for the year ending 31 December 2003. None of the Committee has any personal financial interest (other than as a shareholder), conflicts of interest arising from cross-directorships or day to day involvement in the running of the business. The Committee makes its proposals following consultation with the Managing Director (on remuneration other than his own) and is entitled to seek professional advice from outside the Company.

The Non-Executive Directors do not participate in any incentive, pension or benefit schemes of the Company (with the exception of David Mathewson whose benefits shown above are legacy payments relating to his service as an Executive Director in the 2001 financial year) and their remuneration is determined by the Board.

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

D. Employees

The information included in note 8 to the Financial Statements is incorporated herein by reference.

E. Share Ownership

The Directors who held office during the year had the following beneficial interests in the share capital of the Company:

	2001 No.	2002 No.	2003 No.
George Rushton	n/a	n/a	—
Colin McGill	3,768,263	4,268,263	n/a
Gary Speakman	—	500,000	500,000
Roger Withers	500,665	500,665	500,665
David Mathewson	3,500,000	3,500,000	3,500,000
Kathryn Revitt	—	—	—

In April 2001, March 2002, April 2003, November 2003 and April 2004 the Company granted the following directors options to purchase the following number of shares:

	Apr 2001	Mar 2002	Mar 2003	Nov 2003	Apr 2004	Total
Granted & Outstanding
George Rushton	—	—	—	2,500,000	2,500,000	5,000,000
Gary Speakman	1,200,000	1,200,000	1,200,000	—	900,000	4,500,000

	1,200,000	1,200,000	1,200,000	2,500,000	3,400,000	9,500,000

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

Sportech PLC Form 20-F for the year ended 31 December 2003	31

E. Share Ownership (continued)

The March 2003 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1225 per share. The option is exercisable no earlier than 25 March 2006 and no later than 24 March 2013 and can only be exercised in the event of growth in earnings per share compounded over a three year period from 2002 of 20%, 15% and 10% per annum.

The November 2003 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1925 per share. The option is exercisable no earlier than 21 November 2006 and no later than 20 November 2013 and can only be exercised in the event of growth in earnings per share compounded over a three year period from 2003 of 20%, 15% and 10% per annum.

The April 2004 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1325 per share. The option is exercisable no earlier than 27 April 2007 and no later than 27 April 2014 and can only be exercised in the event of growth in earnings per share compounded over a three year period from 2003 of 20%, 15% and 10% per annum.

For further information on the share option schemes, please see Note 21 to the Financial Statements, which is incorporated herein by reference.

Item 7. Major Shareholders And Related Party Transactions

A. Major Shareholders

On June 25, 1991, the Company’s American Depository Receipts (“ADRs”) were delisted from the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) because the Company was not in compliance with the net worth requirements of NASDAQ.

Prior to the acquisition of Littlewoods Gaming, the Bank of Scotland owned 49.6% of the ordinary shares of the Company. As a result of the share issues that generated a substantial part of the funds used in this acquisition, the Bank of Scotland’s shareholding was diluted to 28.4%.

The following table lists each person known to the Company to be the owner of 5% or more of the issued share capital of the Company as at 25 June 2004:

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

As at 23 June 2004, there were 141 US record holders holding 742,791 shares in the ADR program.

B. Related Party Transactions

Please see the information set forth in note 28 to the Financial Statements on page F-29.

C. Interests Of Experts And Counsel – No material interests.

Item 8. Financial Information

Please see the information set forth in the Financial statements on pages F-1 to F-41.

Sportech PLC Form 20-F for the year ended 31 December 2003	32

Item 9. The Offer And Listing

A. Offer And Listing Details

As of 25 June 1991, the Company’s American Depository Shares (“ADRs”) were delisted from the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) because the Company was not in compliance with the net worth requirements of NASDAQ. The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange. The Bank of New York is the depositary with respect to the ADRs.

On October 10, 2003, the Company issued a notice of termination of its ADR program. The ADR Program was duly terminated on January 10, 2004. On or after July 12, 2004 all outstanding ADRs will be terminated when the Depositary (Bank of New York) sells off the underlying ordinary shares of the Company and distributes the proceeds to the former ADR holders.

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADRs as reported on the New York Stock Exchange composite tape:

	Ordinary Share		ADRs
Year Ended	High	Low	High	Low
	(UK pence)		(US$)
30 September 1999	1.1	0.4	.38	.01
1 October to 31 December 1999	10.2	0.6	.14	.05
31 December 2000	34.1	3.8	.30	.05
31 December 2001	27.0	6.8	.38	.10
31 December 2002	18.0	9.5	.20	.17
31 December 2003	20.8	11.0

2002
First Quarter	18.0	11.2	.25	.17
Second Quarter	16.3	12.0	.26	.15
Third Quarter	13.0	9.5	.15	.10
Fourth Quarter	15.5	10.5	.20	.15

2003
First Quarter	15.5	11.0	.21	.13
Second Quarter	17.5	12.2	.28	.22
Third Quarter	18.0	14.5	.31	.20
Fourth Quarter	20.8	15.5	.32	.23

2004
First Quarter	20.0	15.25	Note 1	Note 1

Monthly Figures
December 2003	19.0	15.0	.35	.15
January 2004	18.3	15.5	Note 1	Note 1
February 2004	20.0	17.0	Note 1	Note 1
March 2004	19.2	15.0	Note 1	Note 1
April 2004	16.0	13.0	Note 1	Note 1
May 2004	14.0	11.5	Note 1	Note 1

Note	1 – No data presented due to the termination of the ADR programme noted above.

On June 25 2004, the closing price on the London Stock Exchange was 12.35p.

B. Plan Of Distribution – Not Applicable.

C. Markets – See Item 9A above.

D. Selling Shareholders – Not Applicable.

E. Dilution – Not Applicable.

F. Expenses Of The Issue – Not Applicable.

Sportech PLC Form 20-F for the year ended 31 December 2003	33

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

Prior to 23 December 2002, the Company had two classes of shares in existence, namely ordinary and deferred. On that date, the deferred shares were cancelled, as set out in note 21 of the Financial Statements. The ordinary shares have standard voting rights and rights to dividend payments, whereas the deferred shares held no voting or dividend rights. The deferred shares conferred on the holders an entitlement to receive out of the assets of the Company available for distribution the amount paid on the deferred shares but only after payment shall have been made to the holders of ordinary shares the sum of £10,000 in respect of each ordinary share.

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

If the directors require shareholder consent on any specific matter the law considers necessary to be put to shareholders, and which cannot wait until the next Annual General Meeting, then the directors will call an extraordinary general meeting of shareholders giving not less than 14 days notice. An individual or a collection of shareholders holding not less than 10% of the issued share capital may at any time lodge a requisition requiring the directors to convene an extraordinary general meeting for the purposes stated in the requisition.

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

Sportech PLC Form 20-F for the year ended 31 December 2003	34

C. Material Contracts

A summary of material contracts entered into by the Company is as follows:

The Littlewoods Organisation

As part of the acquisition agreement for Littlewoods Gaming, Littlewoods Gaming has been licensed by Littlewoods Limited (formerly The Littlewoods Organisation), at no cost, to use “Littlewoods” as part of the Littlewoods Gaming branding for betting, gaming and lottery products. The agreement will run until 3 September 2010 unless previously terminated (for material breach or insolvency) or renewed by agreement between the parties.

D. Exchange Controls – None.

Sportech PLC Form 20-F for the year ended 31 December 2003	35

E. Taxation

The following discussion of tax is intended only as a descriptive summary and it does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADRs. The statements of UK and US tax law set forth below are based (i) on the laws and the UK Inland Revenue practice and published Statements of Practice in force as of the date of this report, (ii) on existing US federal income tax law, including legislation, regulations, administrative rulings and court decisions as of the date of this report and (iii) on representations of the Depositary and the assumption that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms. The statements herein are subject to any changes occurring after the date of this report in UK or US law, or in the double tax conventions between the United States and the United Kingdom with respect to income and capital gains taxes (the “Income Tax Convention”) and with respect to estates and gifts taxes (the “Estate Tax Convention”).

United Kingdom Income Tax

Beneficial owners of ADRs who are resident in the United States are treated as the owners of the underlying Ordinary Shares for purposes of the Income Tax Convention and US federal income tax.

Under the current Income Tax Convention, a US resident individual or corporate holder of an Ordinary Share or ADR who or which satisfies the following conditions (an “Eligible US Holder”):

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

US shareholders who own less than 10% of the voting stock as portfolio investors, and who are entitled to a tax credit under the Income Tax Convention may elect to be treated as receiving an amount equal to the credit without affirmatively making a claim to the United Kingdom or obtaining a receipt therefrom. This election is made on Line 5 of Form 8833, which is to be filed with the portfolio investor’s income tax return. Such an investor making this election will be treated as having received an additional dividend equal to the gross tax credit payment and as having paid the UK withholding tax on such tax credit payment.

Sportech PLC Form 20-F for the year ended 31 December 2003	36

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

United Kingdom Inheritance Tax

Under the current Estate Tax Convention, ADRs or Ordinary Shares held by an individual who for the purpose of the convention is domiciled in the United States and is not a national of the United Kingdom will not, provided any tax chargeable in the United States is paid, be subject to UK inheritance tax on the disposal of ADRs or Ordinary Shares by way of gift or upon the individual’s death unless the ADRs or Ordinary Shares are part of the business property of a permanent UK establishment of the individual or, in the case of a holder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. In the exceptional case where the ADRs or Ordinary Shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double tax to be relieved by means of credit relief.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

Transfer of ADRs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside of, the United Kingdom.

Under the Finance Act 1986, a stamp duty reserve tax (“SDRT”) of 1½% is payable on all transfers to the Depositary, or its nominee, of Ordinary Shares for inclusion in ADRs. Such SDRT is calculated on the purchase price or market value of the Ordinary Shares so transferred.

United States Federal Income Tax

For purposes of this discussion, a U.S. holder is a beneficial owner of Ordinary Shares or ADRs that is (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

Dividends. Under the United States federal income tax laws, a U.S. holder must include in its gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). In addition, an eligible U.S. holder that elects as described above to be treated, with respect to the receipt of any such dividend, as having received a tax credit under the Income Tax Convention and as having paid the withholding tax due under the Income Tax Convention (an “electing U.S. holder”), must include the amount of the tax credit (not reduced by the amount of any deemed withholding tax) in this gross amount even though it does not in fact receive the credit.

The dividend is ordinary income that the U.S. holder must include in income when the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount that the U.S. holder must include in income will be the U.S. Dollar value of the dividend received (plus, if the holder is an electing U.S. holder, the dividend that it is deemed to receive) in British pounds, determined at the spot British pounds/U.S. Dollar rate on the date the dividend distribution is includible in the holder’s income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into U.S. Dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the Ordinary Shares or ADRs and thereafter as capital gain.

Sportech PLC Form 20-F for the year ended 31 December 2003	37

E. Taxation (continued)

Subject to certain limitations, the withholding tax that an electing U.S. holder is deemed to pay to the United Kingdom under the Income Tax Convention will be creditable against the holder’s United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Capital Gains. A U.S. holder that sells or otherwise disposes of Ordinary Shares or ADRs will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount realised and the holder’s tax basis, determined in U.S. Dollars, in the Ordinary Shares or ADRs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Sportech PLC Form 20-F for the year ended 31 December 2003	38

Item 11. Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company’s primary market risk exposure is interest rate risk. The following table provides information with respect to the Company’s fixed and flexible interest rate risks. All loans have been entered into for the purpose of financing the trade of the Company.

	Term Loan		Mezzanine Loan		Overdraft
Expected final maturity date before 31 December:	Floating rate principal	Weighted average floating rate	Floating rate principal	Weighted average floating rate	Floating rate principal	Weighted average floating rate
	(£m)	(%)	(£m)	(%)	(£m)	(%)
2004	4.0	3.76	—	—	6.9	3.76
2005	10.0	3.76	—	—	—	—
2006	16.0	3.76	—	—	—	—
2007	20.0	3.76	—	—	—	—
2008	24.0	3.76	—	—	—	—
thereafter	4.0	3.76	32.0	3.76	—	—

Total	78.0		32.0		6.9

2003 fair value	78.0		32.0		6.9

2002 total	94.0		26.0		5.7
2002 fair value	94.0		26.0		5.7

The terms of the loan repayments for all loans are detailed in Note 19 of the Financial Statements. Interest on the loan facilities is based on floating interest rates based on LIBOR.

In 2003, interest rate risk remained the Company’s market risk exposure, and was not materially different to 2002 and 2001. Interest rate risk has been hedged via the interest rate swap and cap described below.

Hedging agreements

The Company has purchased an interest rate cap which covered £62.4m of the Term Loan as at 31 December 2003. The cap then covered £54.6m of the Term Loan for the quarter ended 31 March 2004, and from that date will cover £50.0m until it expires on 31 December 2005. The cap rate is 6%. A premium of £850,000 was paid to purchase the cap in the year ended 31 December 2001.

The fair value of the cap is detailed in Note 30(d) of the Financial Statements. The profile of the debt covered by the cap is detailed in Note 20 of the Financial Statements.

The entirety of the Term Loan is not covered by the cap due to rescheduling of loan repayments. The Mezzanine loan is not covered by any hedge as the Company has the option to repay it at any time on giving the bank 30 days notice (see Note 19 of the Financial Statements).

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

The fair value of these derivatives are discussed in Note 30(c) to the Financial Statements, which is incorporated herein by reference.

Sportech PLC Form 20-F for the year ended 31 December 2003	39

Item 12. Description Of Securities Other Than Equity Securities – None.

Item 13. Defaults, Dividend Arrearages And Delinquencies – None.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds – None.

Item 15. Controls And Procedures

The Managing Director and Finance Director, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) at the end of the period covered by this report, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this annual report and accounts was being prepared.

There were no changes in the Group’s internal controls over financial reporting that occurred during the period covered by this report that has materially affected or is reasonably likely to materially affect the Group’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

David Mathewson is the Audit Committee Financial Expert, being a Chartered Accountant.

Item 16B. Code of Ethics

The Company has not adopted a Code of Ethics because the Company is in compliance with UK Company Law, Listing regulations and Corporate Governance guidance which covers many of the items which would be in such a code. As such, it would be an inefficient use of Company resources implementing such a Code of Ethics.

Item 16C. Principal Accountant Fees And Services

	2001	2002	2003
	£m	£m	£m
Audit Fees	0.2	0.2	0.1
Audit-related Fees	—	—	—
Tax Fees	—	—	0.3
All other Fees	—	—	—

Selection of the Principal Accountant is the responsibility of the Audit Committee. All work performed by the Principal Accountant has been by the Principal Accountant’s full-time permanent employees. The Audit Committee has not adopted pre-approval policies and procedures.

Item 16D. Exemptions from the Listing Standards for Audit Committees – N/a

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers – N/a

Item 17. Financial Statements

The information set forth in the Financial Statements on pages F-1 to F-41 is incorporated herein by reference.

Item 18. Financial Statements – Information provided in Item 17 in lieu of this item.

Sportech PLC Form 20-F for the year ended 31 December 2003	40

Item 19. Exhibits

1	n/a

2	n/a

3	n/a

4	Material Contracts:

4.1	Revised Trade Mark License Agreement between the Littlewoods Organisation Plc and Littlewoods Promotions Limited dated 4 September 2000, incorporated by reference to Exhibit 3.1.8 of the Company’s report on Form 20-F for the year ended December 31, 2000;

4.2	Supplementary Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002, incorporated by reference to exhibit 4.9 of the Company’s report on Form 20-F for the year ended December 31, 2002;

4.3	Supplementary Mezzanine Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002, incorporated by reference to exhibit 4.10 of the Company’s report on Form 20-F for the year ended December 31, 2002;

4.4	Supplemental Facility Letter dated 24 September 2002 between Sportech PLC and the Governor and Company of the Bank of Scotland setting out amendments to the Supplemental Facility Letter dated 10 August 2000, incorporated by reference to exhibit 4.11 of the Company’s report on Form 20-F for the year ended December 31, 2002;

4.5	Supplementary Intercreditor Deed between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002, incorporated by reference to exhibit 4.12 of the Company’s report on Form 20-F for the year ended December 31, 2002;

4.6	Second Supplementary Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003, incorporated by reference to exhibit 4.13 of the Company’s report on Form 20-F for the year ended December 31, 2002;

4.7	Second Supplementary Mezzanine Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003, incorporated by reference to exhibit 4.14 of the Company’s report on Form 20-F for the year ended December 31, 2002;

4.8	Supplemental Facility Letter dated 25 March 2003 between Sportech PLC and the Governor and Company of the Bank of Scotland setting out amendments to the Supplemental Facility Letter dated 10 August 2000 (as amended on 24 September 2002), incorporated by reference to exhibit 4.15 of the Company’s report on Form 20-F for the year ended December 31, 2002;

4.9	Second Supplementary Intercreditor Deed between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003, incorporated by reference to exhibit 4.16 of the Company’s report on Form 20-F for the year ended December 31, 2002;

4.10	Proforma Director’s contract.

Sportech PLC Form 20-F for the year ended 31 December 2003	41

Item 19. Exhibits (continued)

5	n/a

6	n/a

7	n/a

8	Note 1(c) to the Financial Statements contains a list of subsidiaries, and is incorporated herein by reference.

9	n/a

10	n/a

11	n/a

12	The certifications of the Managing Director and Finance Director as required by Rule 13a-14(a):

12.1	The certifications of the Managing Director as required by Rule 13a-14(a); and

12.2	The certifications of the Finance Director as required by Rule 13a-14(a).

13	The certifications of the Managing Director and Finance Director as required by Rule 13a-14(b):

13.1	The certifications of the Managing Director as required by Rule 13a-14(b); and

13.2	The certifications of the Finance Director as required by Rule 13a-14(b).

14	The Financial Statements on pages F-1 to F-41, are incorporated herein by reference.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Gary Speakman
SPORTECH PLC	GARY SPEAKMAN	30 June 2004
(Registrant)	(Signature)	(Date)

Sportech PLC Form 20-F for the year ended 31 December 2003	42